Exhibit 99.2

Pan American Silver Corp.

AND

Agnico Eagle MINES limited

AND

Yamana Gold Inc.

ARRANGEMENT AGREEMENT

NOVEMBER 4, 2022

Table of Contents

Article 1 Interpretation		2

1.1	Definitions	2
1.2	Interpretation not Affected by Headings	22
1.3	Number and Gender	22
1.4	Date for any Action	22
1.5	Currency	23
1.6	Accounting Matters	23
1.7	Knowledge	23
1.8	Affiliates and Subsidiaries	23
1.9	Statutes	24
1.10	Disclosure Letters	24
1.11	Schedules	24

Article 2 The Arrangement		24

2.1	Permitted Acquisition Agreement – Condition Precedent	24
2.2	Arrangement	25
2.3	Pan American Approval	25
2.4	Yamana Approval	25
2.5	Interim Order	26
2.6	Yamana Meeting	27
2.7	Pan American Meeting	29
2.8	Yamana Circular	30
2.9	Pan American Circular	33
2.10	Final Order	34
2.11	Court Proceedings	34
2.12	U.S. Securities Law Matters	35
2.13	Arrangement and Effective Date	36
2.14	Payment of Consideration	36
2.15	Announcement and Shareholder Communications	37
2.16	Withholding Taxes	38
2.17	Adjustment of Consideration	38

Article 3 Representations and Warranties of Yamana		39

3.1	Representations and Warranties	39
3.2	Disclaimer	39
3.3	Survival of Representations and Warranties	39

Article 4 Representations and Warranties of Pan American		39

4.1	Representations and Warranties	39
4.2	Disclaimer	40
4.3	Survival of Representations and Warranties	40

Article 5 Representations and warranties of Agnico		40

5.1	Representations and Warranties	40
5.2	Disclaimer	40
5.3	Survival of Representations and Warranties	40

Article 6 Covenants		40

6.1	Covenants of Yamana Regarding the Conduct of Business	40

- ii -

6.2	Covenants of Pan American Regarding the Conduct of Business	45
6.3	Covenants Relating to the Consideration Shares	48
6.4	Covenants of Pan American and Agnico Regarding Blue-Sky Laws	48
6.5	Mutual Covenants of the Parties Relating to the Arrangement	48
6.6	Covenants Relating to Yamana Employment Matters	50
6.7	Regulatory Approvals	51
6.8	Certain Yamana Covenants Regarding Non-Solicitation	53
6.9	Certain Pan American Covenants Regarding Non-Solicitation	58
6.10	Access to Information; Confidentiality	63
6.11	Insurance and Indemnification	63
6.12	Pre-Acquisition Reorganization	65

Article 7 Conditions		67

7.1	Mutual Conditions Precedent	67
7.2	Additional Conditions Precedent to the Obligations of Pan American and Agnico	68
7.3	Additional Conditions Precedent to the Obligations of Yamana	69
7.4	Satisfaction of Conditions	71
7.5	Notice and Cure Provisions	71
7.6	Frustration of Conditions	71

Article 8 Term, Termination, expenses, Amendment and Waiver		72

8.1	Term	72
8.2	Termination	72
8.3	Termination Fees	74
8.4	Expenses	77
8.5	Gold Fields Agreement	78
8.6	Amendment	78
8.7	Waiver	79

Article 9 General Provisions		79

9.1	Notices	79
9.2	Governing Law	81
9.3	Injunctive Relief	81
9.4	Time of Essence	81
9.5	Entire Agreement, Binding Effect and Assignment	81
9.6	No Personal Liability	82
9.7	Severability	82
9.8	Waiver of Jury Trial	82
9.9	Third Party Beneficiaries	82
9.10	Counterparts, Execution	83

Schedule A	-	Form of Plan of Arrangement
Schedule B	-	Form of Arrangement Resolution
Schedule C	-	Form of Pan American Resolution
Schedule D	-	Form of Conveyance Agreement
Schedule 3.1	-	Representations and Warranties of Yamana
Schedule 4.1	-	Representations and Warranties of Pan American
Schedule 5.1	-	Representations and Warranties of Agnico

Arrangement Agreement

This ARRANGEMENT AGREEMENT is made as of November 4, 2022

AMONG:

Pan American Silver Corp., a corporation existing under the provincial laws of British Columbia (“Pan American”)

- and -

Agnico Eagle MINES LIMITED, a corporation existing under the provincial laws of Ontario (“Agnico”)

- and -

Yamana Gold Inc., a corporation existing under the federal laws of Canada (“Yamana”)

RECITALS:

A.	As of the date hereof, Yamana and Gold Fields are parties to an arrangement agreement dated May 31, 2022 (the “Gold Fields Agreement”);

B.	Pan American and Agnico jointly made a confidential, non-binding proposal, which Yamana’s Board, after having received financial and legal advice and following the receipt and review of the unanimous recommendation from the Yamana Special Committee, determined would reasonably be expected to constitute a Yamana Superior Proposal (as defined in the Gold Fields Agreement);

C.	The Parties desire to enter into this Agreement as a Permitted Acquisition Agreement (as defined in the Gold Fields Agreement) in accordance with the Gold Fields Agreement;

D.	The effectiveness of this Agreement is subject to a condition precedent that the Arrangement Resolution (as defined in the Gold Fields Agreement) shall have failed to receive the Yamana Shareholder Approval (as defined in the Gold Fields Agreement) at the Yamana Meeting (as defined in the Gold Fields Agreement);

E.	Pan American has provided evidence satisfactory to the Yamana Board of financing commitments sufficient to repay any obligations resulting from a change of control under Yamana’s senior indebtedness;

F.	Subject only to the foregoing, pursuant to the Arrangement, Pan American proposes to directly or indirectly acquire all of the outstanding Yamana Shares and Agnico proposes to acquire the Canadian Assets and assume the Canadian Liabilities;

G.	The Yamana Board has unanimously determined, after having received financial and legal advice, and following the receipt and review of the unanimous recommendation from the Yamana Special Committee, that the Arrangement constitutes a Yamana Superior Proposal (as defined in the Gold Fields Agreement), is in the best interests of Yamana and has unanimously resolved, subject to the terms and conditions of this Agreement, to recommend that the Yamana Shareholders vote in favour of the Arrangement Resolution; and

H.	The Pan American Board has unanimously determined, after having received financial and legal advice, that the Arrangement is in the best interests of Pan American and has unanimously resolved, subject to the terms and conditions of this Agreement, to recommend that the Pan American Shareholders vote in favour of the Pan American Resolution.

THEREFORE, the Parties agree as follows:

Article 1
Interpretation

1.1	Definitions

Whenever used in this Agreement (including the recitals), the following words and terms have the meanings set out below:

“Activation Time” has the meaning given to it in Section 2.1(a);

“Advance Ruling Certificate” means an advance ruling certificate issued by the Commissioner pursuant to Section 102 of the Competition Act in respect of the transactions contemplated by this Agreement, including the transactions contemplated by the Conveyance Agreement, such advance ruling certificate having not been modified or withdrawn prior to the Effective Time;

“Agnico Board” means the board of directors of Agnico as the same is constituted from time to time;

“Agnico Material Adverse Effect” means a Material Adverse Effect in relation to Agnico;

“Agnico Material Contract” means in respect of Agnico or any of its Subsidiaries any Contract: (a) that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Agnico Material Adverse Effect; (b) under which Agnico or any of its Subsidiaries has directly or indirectly guaranteed any liabilities or obligations of a third party (other than ordinary course endorsements for collection) in excess of US$150 million in the aggregate; (c) that is a lease, sublease, license or right of way or occupancy agreement for real property which has a value in excess of US$150 million and that is material to the business or to an operation of Pan American and its Subsidiaries, taken as a whole; (d) that provides for the establishment of, investment in or formation of any partnership or joint venture with an arm’s length Person in which the interest of Agnico or any of its Subsidiaries exceeds US$150 million (book value); (e) relating to indebtedness for borrowed money, whether incurred, assumed, guaranteed or secured by any asset, with an outstanding principal amount in excess of US$150 million; (f) under which Agnico or any of its Subsidiaries is obligated to make or expects to receive payments in excess of US$150 million over the remaining term of the Contract; (g) that limits or restricts Agnico or any of its affiliates from engaging in any line of business or in any geographic area, except for any such Contract entered into in the normal course of business; (h) that is a collective bargaining agreement, a labour union contract or any other memorandum of understanding or other agreement with a union; (i) that restricts Agnico from paying dividends or other distributions to its shareholders; (j) that is a contractual royalty, production payment, net profits, earn-out, streaming agreement, metal pre-payment or similar agreement that has a value in excess of US$150 million; (k) that relates to an acquisition or divestiture for value in excess of US$150 million; or (l) that is a material agreement with a Governmental Entity, or an agreement with any first nation or aboriginal group, or other organizations with authority to represent such groups;

“Agnico Public Documents” means all circulars, announcements, forms, reports, schedules, statements, certifications and other documents (including all exhibits and other information incorporated therein, amendments and supplements thereto) released, distributed, issued, filed or furnished by Agnico pursuant to Canadian Securities Laws and the U.S. Exchange Act since January 1, 2020 and on or before the Business Day immediately prior to the date hereof, which are publicly available;

“Agnico Share Consideration” means 0.0376 of an Agnico Share for each Yamana Share (other than a Dissent Share), subject to any adjustment as contemplated by Section 2.17;

“Agnico Shareholders” means the holders of Agnico Shares;

“Agnico Shares” means the common shares in the authorized share capital of Agnico;

“Agreement” means this arrangement agreement, including all schedules annexed hereto, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

“Arrangement” means the arrangement of Yamana under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of this Agreement and the Plan of Arrangement or made at the direction of the Court in the Interim Order or Final Order with the consent of Pan American and Yamana, each acting reasonably;

“Arrangement Resolution” means the special resolution of Yamana Shareholders approving the Arrangement which is to be considered at the Yamana Meeting, substantially in the form of Schedule B hereto;

“Articles of Arrangement” means the articles of arrangement of Yamana to be filed in accordance with the CBCA evidencing the Arrangement;

“Asset Sale” has the meaning given to it in the Conveyance Agreement;

“Authorization” means, with respect to any Person, any authorization, order, permit, approval, grant, licence, registration, consent, right (including any prospecting or mining right), notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, by-law, rule or regulation, of, from or required by any Governmental Entity having jurisdiction over the Person;

“Base Premium” has the meaning given to it in Section 6.11(a);

“Breaching Party” has the meaning given to it in Section 7.5(c);

“Business Day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in the Provinces of Ontario or British Columbia or the State of New York;

“Canadian Assets” has the meaning given to it in the Conveyance Agreement;

“Canadian Liabilities” has the meaning given to it in the Conveyance Agreement;

“Canadian Securities Authorities” means the securities commission or other securities regulatory authority of each province and territory of Canada;

“Canadian Securities Laws” means the Securities Act, together with all other applicable securities Laws, rules and regulations and published policies thereunder or under the securities laws of any other province or territory of Canada;

“Cash Consideration” means US$1.0406 for each Yamana Share (other than a Dissent Share), subject to any adjustment as contemplated by Section 2.17;

“CBCA” means the Canada Business Corporations Act;

“Certificate of Arrangement” means the certificate giving effect to the Arrangement issued by the Director pursuant to Section 192(7) of the CBCA;

“Code” means the U.S. Internal Revenue Code of 1986, as amended;

“Commissioner” means the Commissioner of Competition appointed under subsection 7(1) of the Competition Act and includes any Person designated by the Commissioner to act on his behalf;

“Competition Act” means the Competition Act (Canada) and the regulations promulgated thereunder;

“Competition Act Approval” means that, in connection with the transactions contemplated by this Agreement, including the transactions contemplated by the Conveyance Agreement, either (a) the applicable waiting period under subsection 123(1) of the Competition Act shall have expired or been terminated in accordance with subsection 123(2) of the Competition Act or the obligation to provide a pre-merger notification in accordance with Part IX of the Competition Act shall have been waived in accordance with subsection 113(c) of the Competition Act, and the Commissioner shall have issued a No Action Letter; or (b) the Commissioner shall have issued an Advance Ruling Certificate;

“Confidentiality Agreement” means the confidentiality agreement among Pan American, Agnico and Yamana dated October 24, 2022;

“Consideration” means the consideration to be received by the Yamana Shareholders (other than Dissenting Shareholders) for each Yamana Share consisting of the Agnico Share Consideration, Pan American Share Consideration and Cash Consideration, subject to rounding in accordance with Section 3.2 of the Plan of Arrangement, all in accordance with the Plan of Arrangement;

“Consideration Shares” means the Pan American Share Consideration and the Agnico Share Consideration to be issued as Consideration pursuant to the Arrangement;

“Contract” means any contract, agreement, license, franchise, lease, arrangement, commitment, understanding, joint venture, partnership or other right or obligation (written or oral) to which a Party or any of its Subsidiaries is a party or by which it or any of its Subsidiaries is bound or to which any of their respective properties or assets is subject;

“Conveyance Agreement” means the agreement between Yamana and Agnico to effect the sale, transfer and assumption, as applicable, of Canadian Assets and Canadian Liabilities from Yamana to Agnico substantially in the form of Schedule D attached hereto;

“Court” means the Ontario Superior Court of Justice (Commercial List);

“COVID-19” means the coronavirus disease 2019 (commonly referred to as COVID-19), caused by the severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2) and/or any other virus or disease developing from or arising as a result of SARS-CoV-2 and/or COVID-19;

“COVID-19 Measures” means commercially reasonable measures undertaken by Pan American or Yamana or any of their respective Subsidiaries to comply with any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, curfew, shut down, closure, sequester, travel restrictions or any other applicable Laws, or any other similar directives, guidelines or recommendations issued by any Governmental Entity in connection with or in response to COVID-19;

“COVID-19 Returns” means any and all returns, reports, records, calculations, declarations, elections, attestations, notices, forms, designations, filings and statements filed or required to be filed, or required to be kept on file, in respect of any COVID-19 Subsidy;

“COVID-19 Subsidy” means the Canada Emergency Rent Subsidy, the Canada Emergency Wage Subsidy, and any other COVID-19 related direct or indirect wage, rent or other subsidy or loan offered by a federal, provincial, territorial, state, local or foreign Governmental Entity;

“Depositary” means any Person that Yamana may appoint to act as depositary for the Yamana Shares in relation to the Arrangement, with the approval of Pan American, acting reasonably;

“Director” means the Director appointed pursuant to Section 260 of the CBCA;

“Disclosing Party” has the meaning given to it in Section 6.7(f);

“Dissent Rights” has the meaning given to it in the Plan of Arrangement;

“Dissent Shares” means the Yamana Shares held by a Dissenting Shareholder and in respect of which the Dissenting Shareholder has validly exercised Dissent Rights;

“Dissenting Shareholders” has the meaning given to it in the Plan of Arrangement;

“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval system;

“Effective Date” means the date upon which the Arrangement becomes effective, as set out in Section 2.13, which will be the date shown in the Certificate of Arrangement;

“Effective Time” means the time on the Effective Date that the Arrangement becomes effective, as set out in the Plan of Arrangement;

“Environmental Laws” means all applicable Laws relating to pollution or the protection or quality of the environment or to the Release of Hazardous Substances to the environment and all Authorizations issued pursuant to such Laws;

“FCA” means the Financial Conduct Authority of the United Kingdom, in its capacity as the competent authority for the purposes of Part VI of FSMA and the FSA;

“Final Order” means the final order of the Court pursuant to Section 192 of the CBCA, in form and substance acceptable to Pan American, Agnico and Yamana, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, approving the Arrangement, as such order may be amended, modified, supplemented or varied by the Court (with the consent of Pan American, Agnico and Yamana, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal (provided that any such affirmation, amendment, modification, supplement or variation is acceptable to Pan American, Agnico and Yamana, each acting reasonably);

“FSA” means the UK Financial Services Act 2012, as amended from time to time;

“FSMA” means the Financial Services and Markets Act 2000, as amended from time to time;

“Furnishing Party” has the meaning given to it in Section 6.10(a);

“Gold Fields” means Gold Fields Limited, a public company registered in accordance with the laws of South Africa;

“Gold Fields Agreement” has the meaning given to it in the recitals;

“Governmental Entity” means: (a) any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, ministry, bureau or agency, domestic or foreign; (b) any stock exchange, including the TSX, NYSE, LSE and Nasdaq; (c) any subdivision, agent, commission, board or authority of any of the foregoing; or (d) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, antitrust/competition, foreign investment, expropriation or taxing authority under or for the account of any of the foregoing;

“Hazardous Substances” means any material or substance that is prohibited, listed, defined, designated or classified as dangerous, hazardous, radioactive, explosive, corrosive, flammable, leachable, oxidizing, or toxic or a pollutant or a contaminant under or pursuant to any applicable Environmental Laws, and including petroleum and all derivatives thereof or synthetic substitutes therefor (including polychlorinated biphenyls);

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended;

“IFRS” means generally accepted accounting principles in Canada from time to time including, for the avoidance of doubt, the standards prescribed in Part I of the CPA Canada Handbook - Accounting (International Financial Reporting Standards) as the same may be amended, supplemented or replaced from time to time;

“including” means including without limitation, and “include” and “includes” have a corresponding meaning;

“Interim Order” means the interim order made after the application to the Court pursuant to subsection 192 of the CBCA in form and substance acceptable to Pan American, Agnico and Yamana, each acting reasonably, providing for, among other things, the calling and holding of the Yamana Meeting, as the same may be amended, affirmed, modified, supplemented or varied by the Court with the consent of Pan American, Agnico and Yamana, each acting reasonably;

“Key Regulatory Approvals” means the Competition Act Approval and the Mexican Competition Law Approval;

“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other legally binding requirements, whether domestic or foreign, and the terms and conditions of any Authorization of or from any Governmental Entity, and, for greater certainty, includes Canadian Securities Laws, U.S. Securities Laws and UK Securities Laws and the term “applicable” with respect to such Laws and in a context that refers to one or more Persons, means such Laws as are applicable to such Persons or its business, undertaking, assets, property or securities and emanate from a Persons having jurisdiction over the Person or Persons or its or their business, undertaking, assets, property or securities;

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, statutory or deemed trusts, encumbrances and adverse rights or claims, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“LSE” means the London Stock Exchange plc;

“Material Adverse Effect” means, in relation to a Party, any event, change, occurrence, effect or state of facts that, individually or in the aggregate with other events, changes, occurrences, effects or states of facts is, or would reasonably be expected to be, material and adverse to the business, results of operations or financial condition of such Party and its Subsidiaries taken as a whole; provided that no event, change, occurrence, effect or state of facts shall be deemed to constitute, nor shall any of the foregoing be taken into account in determining whether there has been a Material Adverse Effect, to the extent that such event, change, occurrence, effect or state of facts results from or arises out of:

(a)	any change or development generally affecting the gold mining, silver mining or copper mining industries;

(b)	any change or development in political conditions in Canada, the United States or other states or countries in which such Party has material operations or globally (including any act of terrorism or sabotage or any outbreak of hostilities or war or any escalation or worsening thereof) or any natural disaster;

(c)	any change in general economic, business or regulatory conditions or in financial, credit, currency or securities markets in Canada, the United States or other states or countries in which such Party has material operations or globally;

(d)	any change (on a current or forward basis) in the price of gold, silver or copper;

(e)	any adoption, proposed implementation or change in applicable Law or any interpretation or application (or non-application) thereof by any Governmental Entity, or that result from any action taken for the purpose of complying with any of the foregoing;

(f)	any change in IFRS or changes in applicable regulatory accounting requirements applicable to the industries in which it conducts business, or that result from any action taken for the purpose of complying with any of the foregoing;

(g)	the commencement or continuation of any epidemic, pandemic (including COVID-19) or other outbreak of illness or public health event, including the escalation or worsening thereof, and including any measures introduced by any Governmental Entity to address such epidemic, pandemic or other outbreak or public health event;

(h)	the execution, announcement or performance of this Agreement or the consummation of the transactions contemplated herein (provided that this clause shall not apply to any representation or warranty in this Agreement to the extent the purpose of such representation or warranty is to expressly address the consequences resulting from the execution and delivery of this Agreement or the consummation of the transactions contemplated herein);

(i)	compliance with the terms of, or the taking of any actions or omission to take any action expressly required by, this Agreement;

(j)	any actions taken (or omitted to be taken) which Pan American, Agnico or Yamana, as applicable, has requested or consented to in writing;

(k)	any failure by a Party to meet any analysts’ estimates or expectations in respect of revenue, earnings or other financial performance or results of operations for any period, or any failure by such Party or any of its Subsidiaries to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the causes, facts or occurrences giving rise to or contributing to such failures may, if not otherwise excluded from the definition of Material Adverse Effect, constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect);

(l)	any Proceedings made or brought by any of the current or former shareholders of such Party (on their own behalf or on behalf of such Party) against any Party or any of their directors or officers, arising out of this Agreement or the transactions contemplated hereby; or

(m)	any change in the market price or trading volume of any securities of such Party (it being understood, without limiting the applicability of paragraphs (a) through (l), that the causes underlying such changes in market price or trading volume may, if not otherwise excluded from the definition of Material Adverse Effect, be taken into account in determining whether a Material Adverse Effect has occurred);

provided, however, that: (i) to the extent such effects directly or indirectly resulting from, arising out of, attributable to or related to the matters described in the foregoing clauses (a), (b), (c), (d), (e), (f) or (g) disproportionately adversely affect such Person and its Subsidiaries, taken as a whole, as compared to other companies operating in the industry in which such Party operates; and (ii) references in this Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretative for purposes of determining whether a Material Adverse Effect has occurred;

“material fact” and “material change” have the meanings given to them in the Securities Act;

“Mexican Competition Law Approval” means the approval, clearance, expiration or termination of a waiting period pursuant to which the transactions contemplated by this Agreement, including the transactions contemplated by the Conveyance Agreement, would be deemed to be approved by the Mexican Federal Economic Competition Commission (COFECE), under any Law of Mexico that is designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or otherwise governing antitrust matters;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

“misrepresentation” has the meaning given to it in the Securities Act;

“Nasdaq” means Nasdaq Inc.;

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects;

“No Action Letter” means written confirmation from the Commissioner that he does not, at that time, intend to make an application under Section 92 of the Competition Act in respect of any of the transactions contemplated by this Agreement, including the transactions contemplated by the Conveyance Agreement, such written confirmation having not been modified or withdrawn prior to the Effective Time;

“NYSE” means The New York Stock Exchange LLC;

“Order” means all judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, rulings, determinations, awards, or decrees of any Governmental Entity (in each case, whether temporary, preliminary or permanent);

“ordinary course of business”, or any similar reference, means, with respect to an action taken by a Person, that such action is consistent with the past practices of such Person, is commercially reasonable in the circumstances in which it is taken, and is taken in the ordinary course of the normal day-to-day business and operations of such Person;

“Outside Date” means April 30, 2023 or such later date as may be agreed to in writing by the Parties; provided that, if the Effective Date has not occurred by April 30, 2023 as a result of the failure to satisfy the condition set forth in Section 7.1(g), then any Party may elect by notice in writing delivered to the other Party by no later than 5:00 p.m. (Eastern time) on a date that is on or prior to such date or, in the case of subsequent extensions, the date that is on or prior to the Outside Date, as previously extended, to extend the Outside Date from time to time by a specified period of not less than five days and not more than 15 days, provided that in aggregate such extensions shall not exceed 60 days from April 30, 2023; provided further that, notwithstanding the foregoing, a Party shall not be permitted to extend the Outside Date if the failure to satisfy any such condition is primarily the result of the breach by such Party of its representations and warranties set forth in this Agreement or such Party’s failure to comply with its covenants herein;

“Pan American Acquisition Proposal” means, other than the transactions contemplated by this Agreement, and other than any transaction involving only Pan American and/or one or more of its wholly-owned Subsidiaries, any offer, proposal, expression of interest or inquiry from, or public announcement of intention by, any Person or group (as defined in Section 13(d) of the U.S. Exchange Act) of Persons (other than Yamana or any affiliate of Yamana), whether or not in writing and whether or not delivered to Pan American Shareholders, relating to: (a) any acquisition or purchase (or any lease, joint venture or any other arrangement having the same economic effect as an acquisition or purchase), direct or indirect, through one or more transactions, of (i) the assets of Pan American and/or one or more of its Subsidiaries that, individually or in the aggregate, constitute 20% or more of the consolidated assets of Pan American and its Subsidiaries, taken as a whole, or which contribute 20% or more of the consolidated revenue of Pan American and its Subsidiaries, taken as a whole (in each case, determined based upon the most recent publicly available consolidated financial statements of Pan American), or (ii) 20% or more of any voting or equity securities of Pan American or 20% or more of any voting or equity securities of any one or more of Pan American’s Subsidiaries that, individually or in the aggregate, contribute 20% or more of the consolidated revenues or constitute 20% or more of the consolidated assets of Pan American and its Subsidiaries, taken as a whole (in each case, determined based upon the most recent publicly available consolidated financial statements of Pan American); (b) any direct or indirect take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in such Person or group (as defined in Section 13(d) of the U.S. Exchange Act) of Persons beneficially owning 20% or more of any class of voting or equity securities (and/or securities convertible into, or exchangeable or exercisable for voting or equity securities) of Pan American; (c) a plan or scheme of arrangement, merger, amalgamation, consolidation, share exchange, share reclassification, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or other similar transaction or series of transactions involving Pan American or any of its Subsidiaries that, individually or in the aggregate, constitute 20% or more of the consolidated assets of Pan American and its Subsidiaries, taken as a whole, or which contribute 20% or more of the consolidated revenue of Pan American and its Subsidiaries, taken as a whole (in each case, determined based upon the most recent publicly available consolidated financial statements of Pan American); or (d) any other transaction, the consummation of which would reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Arrangement;

“Pan American and Agnico Response Period” has the meaning given to it in Section 6.8(f)(v);

“Pan American Assets” means all of the assets, properties, permits, rights or other privileges (whether contractual or otherwise) owned, leased or otherwise used or held by Pan American and its Subsidiaries;

“Pan American Board” means the board of directors of Pan American as the same is constituted from time to time;

“Pan American Board Recommendation” has the meaning given to it in Section 2.9(c);

“Pan American Change in Recommendation” has the meaning given to it in Section 6.9(a)(iv);

“Pan American Circular” means, collectively, the notice of the Pan American Meeting and accompanying circular, including all schedules, appendices and exhibits thereto and enclosures therewith, to be sent to Pan American Shareholders in connection with the Pan American Meeting, as amended, supplemented or otherwise modified from time to time;

“Pan American CVRs” means the Pan American contingent value rights, each having a term of 10 years and being exchangeable for 0.0497 of a Pan American Share upon the first commercial shipment of concentrate from production at the Escobal mine to a smelter, refiner, or other processor or to any purchaser, is loaded on or into containers, trucks, railway cars or other methods of transportation and crosses outbound the Escobal mine site property boundary;

“Pan American Data Room” means the material contained in the virtual data room established by Pan American as at 11:59 p.m. (Eastern time) on November 3, 2022, the index of documents of which is appended to the Pan American Disclosure Letter;

“Pan American Disclosure Letter” means the confidential disclosure letter dated the date of this Agreement executed and delivered by Pan American to Yamana in connection with the execution of this Agreement;

“Pan American Long Term Incentive Plan” means the Pan American Stock Option Plan and Compensation Share Plan;

“Pan American Material Adverse Effect” means a Material Adverse Effect in relation to Pan American;

“Pan American Material Contract” means in respect of Pan American or any of its Subsidiaries any Contract: (a) that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Pan American Material Adverse Effect; (b) under which Pan American or any of its Subsidiaries has directly or indirectly guaranteed any liabilities or obligations of a third party (other than ordinary course endorsements for collection) in excess of US$30 million in the aggregate; (c) that is a lease, sublease, license or right of way or occupancy agreement for real property which has a value in excess of US$30 million and that is material to the business or to an operation of Pan American and its Subsidiaries, taken as a whole; (d) that provides for the establishment of, investment in or formation of any partnership or joint venture with an arm’s length Person in which the interest of Pan American or any of its Subsidiaries exceeds US$30 million (book value); (e) relating to indebtedness for borrowed money, whether incurred, assumed, guaranteed or secured by any asset, with an outstanding principal amount in excess of US$30 million; (f) under which Pan American or any of its Subsidiaries is obligated to make or expects to receive payments in excess of US$30 million over the remaining term of the Contract; (g) that limits or restricts Pan American or any of its affiliates from engaging in any line of business or in any geographic area, except for any such Contract entered into in the normal course of business; (h) that is a collective bargaining agreement, a labour union contract or any other memorandum of understanding or other agreement with a union; (i) that restricts Pan American from paying dividends or other distributions to its shareholders; (j) that is a contractual royalty, production payment, net profits, earn-out, streaming agreement, metal pre-payment or similar agreement that has a value in excess of US$30 million; (k) that relates to an acquisition or divestiture for value in excess of US$30 million; or (l) that is a material agreement with a Governmental Entity, or an agreement with any first nation or aboriginal group, or other organizations with authority to represent such groups;

“Pan American Meeting” means the special meeting of Pan American Shareholders, including any adjournment or postponement thereof, to be called and held to consider the Pan American Resolution;

“Pan American Option” means an option to acquire Pan American Shares granted pursuant to the Pan American Long Term Incentive Plan;

“Pan American Public Documents” means all circulars, announcements, forms, reports, schedules, statements, certifications and other documents (including all exhibits and other information incorporated therein, amendments and supplements thereto) released, distributed, issued, filed or furnished by Pan American pursuant to Canadian Securities Laws and the U.S. Exchange Act since January 1, 2020 and on or before the Business Day immediately prior to the date hereof, which are publicly available;

“Pan American Resolution” means an ordinary resolution of the Pan American Shareholders approving the issuance of the Pan American Share Consideration, substantially in the form set out in Schedule C;

“Pan American RSU” means a notional share unit that entitles the holder to either cash or Pan American Shares at the discretion of the Pan American Board and vests over a three year period;

“Pan American Shareholder Approval” means the approval of the Pan American Resolution by the requisite majority of Pan American Shareholders at the Pan American Meeting;

“Pan American Shareholders” means the holders of Pan American Shares;

“Pan American Share Consideration” means 0.1598 of a Pan American Share for each Yamana Share (other than a Dissent Share), subject to any adjustment as contemplated by Section 2.17;

“Pan American Shares” means the common shares in the authorized share capital of Pan American;

“Pan American Superior Proposal” means an unsolicited bona fide written Pan American Acquisition Proposal from a Person or Persons who is or are, as at the date of this Agreement, a party that deals at arm’s length with Pan American, that complies with Securities Laws and is not obtained in violation of this Agreement or any agreement between the Person making such Pan American Acquisition Proposal and Pan American, to acquire 100% of the outstanding Pan American Shares (other than Pan American Shares beneficially owned by the Person or Persons making such Pan American Acquisition Proposal) or all or substantially all of the assets of Pan American and its Subsidiaries on a consolidated basis made after the date of this Agreement: (a) that is not subject to any financing condition and in respect of which adequate arrangements have been made to ensure that the required funds will be available to effect payment in full; (b) that is not subject to a due diligence and/or access condition; (c) that is reasonably capable of being consummated without undue delay, taking into account all legal, financial, regulatory and other aspects of such Pan American Acquisition Proposal and the Person making such Pan American Acquisition Proposal; and (d) in respect of which the Pan American Board determines in good faith, after consultation with its outside financial and legal advisors, and after taking into account all the terms and conditions of such Pan American Acquisition Proposal and all factors and matters considered appropriate in good faith by the Pan American Board, would, if consummated in accordance with its terms (but not assuming away any risk of non- completion), result in a transaction that is more favourable, from a financial point of view, to the Pan American Shareholders than the Arrangement (including any adjustment to the terms and conditions of the Arrangement proposed by Yamana pursuant to Section 6.9(h));

“Pan American Support Agreements” means the voting and support agreements entered into at the Activation Time (including all amendments thereto) between Yamana and the Pan American Supporting Shareholders setting forth the terms and conditions upon which they agree to vote their Pan American Shares in favour of the Pan American Resolution;

“Pan American Supporting Shareholders” means all of the directors and senior officers of Pan American that have entered into Pan American Support Agreements;

“Pan American Termination Fee” means US$375 million;

“Pan American Termination Fee Event” has the meaning given to it in Section 8.3(b);

“Parties” means Yamana, Pan American and Agnico, and “Party” means any one of them, as the context requires;

“Permitted Liens” means any one or more of the following Liens:

(a)	Liens or deposits for Taxes which are not due or delinquent or which are being contested in good faith by appropriate proceedings; provided that the applicable Governmental Entities are prevented from taking collection action during the valid contest of such amounts;

(b)	the Lien of any judgment or award rendered or the Lien of any claim filed which is being contested in good faith by appropriate proceedings and as to which reserves are being maintained in accordance with generally accepted accounting principles;

(c)	Liens and charges incidental to construction or current operations including, without limitation, carrier’s, warehousemen’s, mechanics’, materialmen’s, repairmen’s, contractors’, workers’, suppliers’, subcontractors’, construction and other like Liens arising by operation of applicable Law, which have not at such time been filed pursuant to law or which relate to obligations not due or delinquent or the validity of which are being contested in good faith by appropriate proceedings and as to which reserves are being maintained in accordance with generally accepted accounting principles;

(d)	municipal by-laws, regulations, ordinances, zoning laws, building or land use restrictions and other limitations as to the use of real property imposed by any Governmental Entity having jurisdiction over real property;

(e)	customary rights of general application reserved to or vested in any Governmental Entity to control or regulate any interest in the facilities or properties in or on which the Party or any of its Subsidiaries conduct their business; provided that such Liens, encumbrances, exceptions, agreements, restrictions, limitations, contracts and rights: (i) were not incurred in connection with any indebtedness; and (ii) do not or would not reasonably be expected to, individually or in the aggregate, have a material adverse effect on the value or materially impair or add material cost to the use of the subject property;

(f)	Liens incurred, created and granted in the ordinary course of business to a utility, municipality or Governmental Entity in connection with operations conducted with respect to, in the case of Pan American or any of its Subsidiaries, the Pan American Assets and, in the case of Yamana or any of its Subsidiaries, the Yamana Assets; provided that such Liens are not filed or registered against title or relate to costs and expenses for which payment is not due or delinquent;

(g)	any minor encroachments by any structure located on, in the case of Pan American or any of its Subsidiaries, the Pan American Assets and, in the case of Yamana or any of its Subsidiaries, the Yamana Assets, onto any adjoining lands and any minor encroachment by any structure located on adjoining lands onto such assets; provided that such Liens do not materially adversely affect the use or value of such assets or otherwise materially impair business operations at the affected properties;

(h)	easements, rights of way, restrictions, restrictive covenants, servitudes and similar rights in land including rights of way and servitudes for highways and other roads, railways, sewers, drains, gas and oil pipelines, gas and water mains, electric light, power, telephone, telegraph or cable television conduits, poles, wires and cables; provided that they: (i) have been complied with in all material respects and do not materially adversely impact the use or value of such property; and (ii) arise in the ordinary course of business;

(i)	any reservations, exceptions, limitations, provisos and conditions contained in the original grant or patent from any Governmental Entity (including the reservation of any mines and minerals in a Governmental Entity or in any other Person), as same may be varied by statute, together with any Liens arising from or as a result of any alleged defects or irregularities in the initial grant from the Governmental Entity; provided that they do not materially affect the use or value of the property subject thereto;

(j)	any Liens, other than those described above, that are: (i) registered, as of the date of this Agreement against title to real property in the applicable land registry offices; or (ii) registered, as of the date of this Agreement, against a Party, any of its Subsidiaries or their respective assets, in a public personal property registry or similar registry systems;

(k)	any conditions and covenants imposed by such mining legislation and regulation as may be applicable to, in the case of Pan American or any of its Subsidiaries, the Pan American Assets and, in the case of Yamana or any of its Subsidiaries, the Yamana Assets; provided the same are complied with in all material respects;

(l)	statutory Liens incurred or pledges or deposits made in the ordinary course of business to secure the performance of obligations of any Party under Environmental Laws to which any assets of such Party are subject;

(m)	undetermined or inchoate Liens and charges arising under Law which have not at the time been filed or registered in accordance with Law or for which written notice has not been duly given in accordance with Law or which, although filed or registered, relate to obligations not due or delinquent, including without limitation statutory Liens incurred, or pledges or deposits made, under applicable worker’s compensation, employment insurance and other social security legislation;

(n)	customary rights of set-off or combination of accounts with respect to ordinary course of business hedge arrangements, deposits and/or accounts;

(o)	Liens on concentrates, minerals or the proceeds of sale of such concentrates or minerals arising or granted pursuant to a processing arrangement, in each case, entered into in the ordinary course of business and upon usual and arm’s length market terms, securing the payment of the applicable Party’s portion of the fees, costs and expenses attributable to the processing of such concentrates or minerals under any such processing arrangement; provided that: (i) such Liens relate to obligations which are at such time not past due or the validity of which are being contested in good faith by appropriate proceedings; and (ii) reserves are being maintained in accordance with IFRS against such Liens; and

(p)	Liens securing capital lease obligations, and indebtedness assumed as part of, or issued or incurred to pay or provide funds to pay, all or a part of the purchase price of any equipment hereafter or previously acquired (for the avoidance of doubt such Liens shall only be permitted on the assets financed pursuant to the foregoing);

“Person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement of Yamana, substantially in the form of Schedule A hereto, and any amendments or variations thereto made in accordance with this Agreement and the Plan of Arrangement or upon the direction of the Court in the Final Order;

“Pre-Acquisition Reorganization” has the meaning given to it in Section 6.12(a);

“Proceeding” means any suit, claim, action, charge, complaint, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, audit, examination or investigation commenced, brought, conducted or heard by or before, any court or other Governmental Entity;

“Receiving Party” has the meaning given to it in Section 6.7(f);

“Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities required in relation to the consummation of the transactions contemplated hereby, including the transactions contemplated by the Conveyance Agreement, and including the Key Regulatory Approvals;

“Release” means any spill, leak, pumping, addition, pouring, emission, emptying, discharge, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction of a Hazardous Substance into the environment;

“Representatives” means, with respect to any Person, such Person’s officers, directors, employees and other representatives acting on its behalf, including any financial advisors, attorneys and accountants;

“SEC” means the United States Securities and Exchange Commission;

“Securities Act” means the Securities Act (Ontario) and the rules, regulations and published policies made thereunder;

“Securities Laws” means collectively, Canadian Securities Laws, U.S. Securities Laws and UK Securities Laws;

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“Senior Employee” means all employees of Yamana and its Subsidiaries holding a position of mine general manager, vice president or higher;

“Statutory Plans” means statutory benefit plans which a Party and any of its Subsidiaries are required to participate in or comply with, including any benefit plan administered by any federal or provincial government and any benefit plans administered pursuant to applicable health, tax, workplace safety insurance, and employment insurance legislation;

“Tax” or “Taxes” means any taxes, duties, fees, premiums, assessments, imposts, levies, expansion fees and other charges of any kind whatsoever imposed by any Governmental Entity, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity in respect thereof, and including, but not limited to, those levied on, or measured by, or referred to as, income, gross receipts, profits, windfall, royalty, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all licence, franchise and registration fees, any special COVID-19 tax relief (including, for greater certainty, any COVID-19 Subsidy) and all employment insurance, health insurance and federal, state, provincial and other pension plan premiums or contributions imposed by any Governmental Entity, and any transferee or secondary liability in respect of any of the foregoing;

“Tax Act” means the Income Tax Act (Canada);

“Tax Returns” means returns, reports, declarations, elections, designations, notices, filings, forms, statements, COVID-19 Returns and other documents (whether in tangible, electronic or other form) including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, in each case made, prepared, filed or required by a Governmental Entity to be made, prepared or filed by Law in respect of Taxes;

“Terminating Party” has the meaning given to it in Section 7.5(c);

“Termination Fee” means the Yamana Termination Fee or the Pan American Termination Fee, as context requires;

“Termination Notice” has the meaning given to it in Section 7.5(c);

“Third Party Beneficiaries” has the meaning given to it in Section 9.9;

“TSX” means Toronto Stock Exchange;

“UK DTRs” means the disclosure guidance and transparency rules made by the FCA under Section 73A of FSMA;

“UK Listing Rules” means the listing rules made by the FCA under Section 73A of FSMA;

“UK MAR” means Regulation (EU) No.596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse, as applicable in the UK by virtue of Section 3 of the European Union (Withdrawal) Act 2018, as amended from time to time (including by the Market Abuse (Amendment) (EU Exit) Regulations 2019 (SI 2019/310));

“UK Prospectus Regulation Rules” means the prospectus regulation rules made by the FCA under Section 73A of FSMA;

“UK Prospectus Regulation” means Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, as applicable in the UK by virtue of the European Union (Withdrawal) Act 2018, as amended from time to time;

“UK Securities Laws” means the UK Prospectus Regulation, UK Prospectus Regulation Rules, the UK Listing Rules, UK MAR, the UK DTRs, FSMA, the FSA and the Criminal Justice Act 2003 (each as amended from time to time) and all other applicable listing and disclosure requirements to which Yamana is subject by virtue of the listing of the Yamana Shares on the standard segment of the Official List maintained by the FCA and admission to trading of the Yamana Shares on the Main Market of the LSE;

“United Kingdom” or “UK” means the United Kingdom of Great Britain and Northern Ireland;

“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

“U.S. Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended from time to time and the rules and regulations of the SEC promulgated thereunder;

“U.S. Securities Act” means the U.S. Securities Act of 1933, as amended from time to time and the rules and regulations of the SEC promulgated thereunder;

“U.S. Securities Laws” means the U.S. Securities Act, the U.S. Exchange Act and all other applicable U.S. federal securities laws;

“Yamana Acquisition Proposal” means, other than the transactions contemplated by this Agreement and other than any transaction involving only Yamana and/or one or more of its wholly-owned Subsidiaries, any offer, proposal, expression of interest or inquiry from, or public announcement of intention by, any Person or group (as defined in Section 13(d) of the U.S. Exchange Act) of Persons (other than Pan American or any affiliate of Pan American), whether or not in writing and whether or not delivered to Yamana Shareholders, relating to: (a) any acquisition or purchase (or any lease, joint venture or any other arrangement having the same economic effect as an acquisition or purchase), direct or indirect, through one or more transactions, of (i) the assets of Yamana and/or one or more of its Subsidiaries that, individually or in the aggregate, constitute 20% or more of the consolidated assets of Yamana and its Subsidiaries, taken as a whole, or which contribute 20% or more of the consolidated revenue of Yamana and its Subsidiaries, taken as a whole (in each case, determined based upon the most recent publicly available consolidated financial statements of Yamana), or (ii) the Canadian Assets, or (iii) 20% or more of any voting or equity securities of Yamana or 20% or more of any voting or equity securities of any one or more of Yamana’s Subsidiaries that, individually or in the aggregate, contribute 20% or more of the consolidated revenues or constitute 20% or more of the consolidated assets of Yamana and its Subsidiaries, taken as a whole (in each case, determined based upon the most recent publicly available consolidated financial statements of Yamana); (b) any direct or indirect take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in such Person or group (as defined in Section 13(d) of the U.S. Exchange Act) of Persons beneficially owning 20% or more of any class of voting or equity securities (and/or securities convertible into, or exchangeable or exercisable for voting or equity securities) of Yamana; (c) a plan of arrangement, merger, amalgamation, consolidation, share exchange, share reclassification, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or other similar transaction or series of transactions involving (i) Yamana or any of its Subsidiaries that, individually or in the aggregate, constitute 20% or more of the consolidated assets of Yamana and its Subsidiaries, taken as a whole, or which contribute 20% or more of the consolidated revenue of Yamana and its Subsidiaries, taken as a whole (in each case, determined based upon the most recent publicly available consolidated financial statements of Yamana), or (ii) the Canadian Assets, or (d) any other transaction, the consummation of which would reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Arrangement;

“Yamana Assets” means all of the assets, properties, permits, rights or other privileges (whether contractual or otherwise) owned, leased or otherwise used or held by Yamana and its Subsidiaries;

“Yamana Benefit Plans” means all health, welfare, supplemental unemployment benefit, bonus, profit sharing, option, insurance, incentive, incentive compensation, deferred compensation, share purchase, share compensation, disability, pension or retirement income or savings plans or other employee compensation arrangement or agreement or benefit plans, trust, funds, policies, programs, arrangements, agreements, practices, or other Contracts, whether written or oral, which are maintained by or binding upon Yamana or any of its Subsidiaries for which Yamana or its Subsidiaries could have any liability or contingent liability, or pursuant to which payments are made, or benefits are provided to, or an entitlement to payments or benefits may arise with respect to any of its employees or former employees, directors or officers, individuals working on contract with Yamana or other individuals providing services to Yamana of a kind normally provided by employees (or any spouses, dependents, survivors or beneficiaries of any such Persons), excluding Statutory Plans;

“Yamana Board” means the board of directors of Yamana as the same is constituted from time to time;

“Yamana Board Recommendation” has the meaning given to it in Section 2.8(c);

“Yamana Change in Recommendation” has the meaning given to it in Section 6.8(a)(iv);

“Yamana Circular” means the notice of the Yamana Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto and enclosures therewith, to be sent to Yamana Shareholders in connection with the Yamana Meeting, as amended, supplemented or otherwise modified from time to time;

“Yamana Data Room” means the material contained in the virtual data room established by Yamana as at 11:59 p.m. (Eastern time) on November 3, 2022, the index of documents of which is appended to the Yamana Disclosure Letter;

“Yamana Disclosure Letter” means the confidential disclosure letter dated the date of this Agreement executed and delivered by Yamana to Pan American and Agnico in connection with the execution of this Agreement;

“Yamana DSUs” means deferred share units issued under the Yamana DSU Plan;

“Yamana DSU Plan” means Yamana’s deferred share unit plan dated effective April 2, 2008;

“Yamana Equity Award Holders” means the holders of Yamana PSUs, Yamana RSUs and Yamana DSUs;

“Yamana Equity Awards” means the Yamana PSUs, Yamana RSUs and Yamana DSUs;

“Yamana Fairness Opinion” has the meaning given to it in Section 2.4(b);

“Yamana JV Entities” means any corporations or entities in which Yamana or any of its Subsidiaries directly owns 20% or more of the outstanding shares or equity interests and which is not otherwise a Subsidiary (and for greater certainty includes the Yamana Material JV Entities);

“Yamana Material Adverse Effect” means a Material Adverse Effect in relation to Yamana;

“Yamana Material Contract” means in respect of Yamana, any of its Subsidiaries or any of the Yamana Material JV Entities, any Contract: (a) that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Yamana Material Adverse Effect; (b) under which Yamana, any of its Subsidiaries or any Yamana Material JV Entity has directly or indirectly guaranteed any liabilities or obligations of a third party (other than ordinary course endorsements for collection) in excess of US$30 million in the aggregate; (c) that is a lease, sublease, license or right of way or occupancy agreement for real property which has a value in excess of US$30 million and that is material to the business or to an operation of Yamana and its Subsidiaries, taken as a whole; (d) that provides for the establishment of, investment in or formation of any partnership or joint venture with an arm’s length Person in which the interest of Yamana, any of its Subsidiaries or any of the Yamana Material JV Entities exceeds US$30 million (book value); (e) relating to indebtedness for borrowed money, whether incurred, assumed, guaranteed or secured by any asset, with an outstanding principal amount in excess of US$30 million; (f) under which Yamana, any of its Subsidiaries or any of the Yamana Material JV Entities is obligated to make or expects to receive payments in excess of US$30 million over the remaining term of the Contract; (g) that limits or restricts Yamana, any of its affiliates or any of the Yamana Material JV Entities from engaging in any line of business or in any geographic area, except for any such Contract entered into in the normal course of business; (h) that is a collective bargaining agreement, a labour union contract or any other memorandum of understanding or other agreement with a union; (i) that restricts Yamana from paying dividends or other distributions to its shareholders; (j) that is a contractual royalty, production payment, net profits, earn-out, streaming agreement, metal pre-payment or similar agreement that has a value in excess of US$30 million; (k) that relates to an acquisition or divestiture for value in excess of US$30 million; or (l) that is a material agreement with a Governmental Entity, or an agreement with any first nation or aboriginal group, or other organizations with authority to represent such groups;

“Yamana Material JV Entities” means the Yamana JV Entities in respect of the Canadian Malartic mine and the MARA project;

“Yamana Meeting” means the special meeting of Yamana Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“Yamana Mineral Rights” has the meaning given to it in Section (o)(ii) of Schedule 3.1 of this Agreement;

“Yamana Options” means options to purchase Yamana Shares granted under the Yamana Share Incentive Plan;

“Yamana PSU Plan” means Yamana’s performance share unit plan dated effective January 1, 2016;

“Yamana PSUs” means performance share units issued under the Yamana PSU Plan;

“Yamana Public Documents” means all forms, reports, schedules, statements, certifications and other documents (including all exhibits and other information incorporated therein, amendments and supplements thereto) filed or furnished by Yamana pursuant to Canadian Securities Laws, the U.S. Exchange Act and the UK Securities Laws since January 1, 2020 and on or before the Business Day immediately prior to the date hereof which are publicly available;

“Yamana Response Period” has the meaning given to it in Section 6.9(f)(v);

“Yamana RSU Plan” means Yamana’s restricted share unit plan dated effective May 14, 2008;

“Yamana RSUs” means the restricted share units issued under the Yamana RSU Plan;

“Yamana Securityholders” means Yamana Shareholders and Yamana Equity Award Holders;

“Yamana Senior Notes” means collectively, (a) the 2.630% 10-year notes due August 2031 in an aggregate principal amount of US$500 million and (b) the 4.625% 10-year notes due December 2027 in an aggregate principal amount of US$300 million;

“Yamana Shareholder Approval” means the approval of the Arrangement Resolution by Yamana Shareholders at the Yamana Meeting in accordance with Section 2.5;

“Yamana Shareholders” means the holders of Yamana Shares;

“Yamana Share Incentive Plan” means Yamana’s amended share incentive plan dated December 16, 2010;

“Yamana Shares” means the common shares in the authorized share capital of Yamana;

“Yamana Special Committee” means the special committee of the Yamana Board currently composed of Jane Sadowsky (Chair), Richard Graff and Dino Titaro;

“Yamana Superior Proposal” means an unsolicited bona fide written Yamana Acquisition Proposal from a Person or Persons who is or are, as at the date of this Agreement, a party that deals at arm’s length with Yamana, that complies with Securities Laws and is not obtained in violation of this Agreement or any agreement between the Person making such Yamana Acquisition Proposal and Yamana, to acquire 100% of the outstanding Yamana Shares (other than Yamana Shares beneficially owned by the Person or Persons making such Yamana Acquisition Proposal) or all or substantially all of the assets of Yamana and its Subsidiaries on a consolidated basis made after the date of this Agreement: (a) that is not subject to any financing condition and in respect of which adequate arrangements have been made to ensure that the required funds will be available to effect payment in full; (b) that is not subject to a due diligence and/or access condition; (c) that is reasonably capable of being consummated without undue delay, taking into account all legal, financial, regulatory and other aspects of such Yamana Acquisition Proposal and the Person making such Yamana Acquisition Proposal; and (d) in respect of which the Yamana Board determines in good faith, after consultation with its outside financial and legal advisors, and after taking into account all the terms and conditions of such Yamana Acquisition Proposal and all factors and matters considered appropriate in good faith by the Yamana Board, would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction that is more favourable, from a financial point of view, to the Yamana Shareholders than the Arrangement (including any adjustment to the terms and conditions of the Arrangement proposed by Pan American pursuant to Section 6.8(h));

“Yamana Support Agreements” means the voting and support agreements entered into at the Activation Time (including all amendments thereto) among Pan American, Agnico and the Yamana Supporting Shareholders setting forth the terms and conditions upon which they agree to vote their Yamana Shares in favour of the Arrangement Resolution;

“Yamana Supporting Shareholders” means all of the directors and senior officers of Yamana that have entered into Yamana Support Agreements;

“Yamana Termination Fee” means US$250 million;

“Yamana Termination Fee Event” has the meaning given to it in Section 8.3(a); and

“Yamana Term Loan” means the US$750 million revolving credit facility maturing in August 2026.

1.2	Interpretation not Affected by Headings

The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

1.3	Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender shall include all genders.

1.4	Date for any Action

If the date on which any action is required to be taken hereunder by a Party is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5	Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of the United States of America and “US$” refers to United States dollars.

1.6	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature in respect of Pan American, Agnico or Yamana required to be made shall be made in accordance with IFRS consistently applied.

1.7	Knowledge

(a)	In this Agreement, references to “the knowledge of Yamana” means the actual knowledge of any of the Executive Chairman, President and Chief Executive Officer, the Senior Vice President, Finance and Chief Financial Officer, the Senior Vice President and Chief Operating Officer and the Senior Vice President, General Counsel and Corporate Secretary of Yamana, and is deemed to include the knowledge that each would have if he or she had made reasonable inquiries (provided that no inquiries are required to be made of any Person that is not a Representative of Yamana or its Subsidiaries).

(b)	In this Agreement, references to “the knowledge of Pan American” means the actual knowledge of any of the President and CEO, Chief Financial Officer, General Counsel, and Chief Operating Officer of Pan American, and is deemed to include the knowledge that each would have if he or she had made reasonable inquiries (provided that no inquiries are required to be made of any Person that is not a Representative of Pan American or its Subsidiaries).

(c)	In this Agreement, references to “the knowledge of Agnico” means the actual knowledge of any of the President and CEO, Executive Vice President, Finance and Chief Financial Officer and Executive Vice President, Legal, General Counsel and Corporate Secretary of Agnico, and is deemed to include the knowledge that each would have if he or she had made reasonable inquiries (provided that no inquiries are required to be made of any Person that is not a Representative of Agnico or its Subsidiaries).

1.8	Affiliates and Subsidiaries

For the purpose of this Agreement:

(a)	a Person is an “affiliate” of another Person if one of them is a Subsidiary of the other or each one of them is controlled, directly or indirectly, by the same Person; provided that in no case shall an “affiliate” of Yamana or any of its Subsidiaries include the Yamana Material JV Entities;

(b)	a “Subsidiary” means a Person that is controlled directly or indirectly by another Person and includes a Subsidiary of that Subsidiary;

(c)	a Person is considered to “control” another Person if: (A) the first Person beneficially owns or directly or indirectly exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation; (B) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership; or (C) the second Person is a limited partnership, and the general partner of the limited partnership is the first Person.

1.9	Statutes

Any reference to a statute refers to such statute and all rules, resolutions and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

1.10	Disclosure Letters

Each of the Pan American Disclosure Letter and the Yamana Disclosure Letter itself and all information contained in it is confidential information and may not be disclosed unless (i) it is required to be disclosed pursuant to applicable Law unless such Law permits the Parties to refrain from disclosing the information for confidentiality or other purposes or (ii) a Party needs to disclose it in order to enforce its rights under this Agreement.

1.11	Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule A	-	Form of Plan of Arrangement
Schedule B	-	Form of Arrangement Resolution
Schedule C	-	Form of Pan American Resolution
Schedule D	-	Form of Conveyance Agreement
Schedule 3.1	-	Representations and Warranties of Yamana
Schedule 4.1	-	Representations and Warranties of Pan American
Schedule 5.1	-	Representations and Warranties of Agnico

Article 2
The Arrangement

2.1	Permitted Acquisition Agreement – Condition Precedent

(a)	Notwithstanding the execution and delivery of this Agreement by the Parties, with the sole exception of the obligation in Section 2.15(a), which the Parties acknowledge and agree is required by Law, until such time as the Gold Fields Agreement has been terminated in accordance with its terms, all obligations of Yamana (other than confidentiality and standstill obligations) contained in this Agreement are effective only following the satisfaction of the condition precedent that the Arrangement Resolution (as defined in the Gold Fields Agreement) shall have failed to receive the Yamana Shareholder Approval (as defined in the Gold Fields Agreement) at the Yamana Meeting (as defined in the Gold Fields Agreement) (including any adjournments or postponements thereof) in accordance with the Interim Order (such time being referred to as the “Activation Time”).

(b)	It is the intention of the Parties that this Agreement shall constitute a Permitted Acquisition Agreement (as defined in the Gold Fields Agreement). Accordingly, other than as required by Law (including Section 2.15(a) which the Parties acknowledge and agree is required by Law), nothing in this Agreement shall require or permit Yamana to take any steps in respect of the transactions contemplated hereby, including any filing or notice to any Governmental Entity, until the Activation Time.

2.2	Arrangement

Pan American, Agnico and Yamana agree that the Arrangement will be implemented in accordance with the terms and subject to the conditions contained in this Agreement and the Plan of Arrangement.

2.3	Pan American Approval

Pan American represents and warrants to Yamana that:

(a)	the Pan American Board has unanimously determined that:

(i)	this Agreement and the transactions contemplated hereby are in the best interests of Pan American; and

(ii)	it will recommend that Pan American Shareholders vote in favour of the Pan American Resolution; and

(b)	the Pan American Board has received oral opinions to be subsequently confirmed in writing from BMO Nesbitt Burns Inc. and National Bank Financial, Inc., financial advisors to Pan American, that, as of the date of such opinions and subject to the assumptions, limitations and qualifications set out therein, the Pan American Share Consideration to be paid by Pan American pursuant to the Arrangement is fair, from a financial point of view, to Pan American.

2.4	Yamana Approval

Yamana represents and warrants to Pan American that:

(a)	the Yamana Board, after receiving the unanimous recommendation of the Yamana Special Committee, has unanimously determined that:

(i)	this Agreement is a Yamana Superior Proposal (as defined in the Gold Fields Agreement);

(ii)	the Arrangement and entry into of this Agreement are in the best interests of Yamana; and

(iii)	it will recommend that Yamana Shareholders vote in favour of the Arrangement Resolution; and

(b)	each of the Yamana Special Committee and the Yamana Board has received an oral opinion to be subsequently confirmed in writing (the “Yamana Fairness Opinion”) from Scotia Capital Inc., the financial advisor to the Yamana Special Committee, that, as of the date of such opinion and subject to the assumptions, limitations and qualifications set out therein, the Consideration to be received by Yamana Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Yamana Shareholders.

2.5	Interim Order

As soon as reasonably practicable after the Activation Time, and no later than 35 Business Days thereafter, Yamana shall apply to the Court in a manner acceptable to Pan American, acting reasonably, pursuant to Section 192 of the CBCA and prepare, file and diligently pursue an application to the Court for the Interim Order, which shall provide, among other things:

(a)	for the class of Persons to whom notice is to be provided in respect of the Arrangement and the Yamana Meeting and for the manner in which such notice is to be provided;

(b)	for the confirmation of the record date for the Yamana Meeting;

(c)	that the requisite approval for the Arrangement Resolution shall be (a) at least 66⅔% of the votes cast on the Arrangement Resolution by Yamana Shareholders present in person or represented by proxy and entitled to vote at the Yamana Meeting voting together as a single class; and (b) if applicable, at least a majority of the votes cast on the Arrangement Resolution by Yamana Shareholders present in person or represented by proxy and entitled to vote at the Yamana Meeting voting together as a single class, excluding for this purpose the votes attached to Yamana Shares held by Persons described in items (a) through (d) of Section 8.1(2) of MI 61-101;

(d)	that the Yamana Meeting may be adjourned or postponed from time to time by the Yamana Board subject to the terms of this Agreement without the need for additional approval of the Court;

(e)	that the record date for Yamana Securityholders entitled to notice of, and for Yamana Shareholders entitled to vote at, the Yamana Meeting will not change in respect of any adjournment(s) or postponement(s) of the Yamana Meeting;

(f)	that, in all other respects, other than as ordered by the Court, the terms, conditions and restrictions of the constating documents of Yamana, including quorum requirements and other matters, shall apply in respect of the Yamana Meeting;

(g)	for the grant of the Dissent Rights to registered holders of Yamana Shares as set forth in the Plan of Arrangement;

(h)	the Persons that are entitled to appear and be heard before the Court in accordance with the Notice of Application, the Interim Order and the Rules of Civil Procedure;

(i)	that it is the Parties’ intention to rely upon the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof with respect to the issuance of Consideration Shares to Yamana Shareholders pursuant to the Arrangement, subject to and conditioned on the Court’s determination that the Arrangement is substantively and procedurally fair to Yamana Shareholders and based on the Court’s approval of the Arrangement;

(j)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order; and

(k)	for such other matters as Yamana, Pan American or Agnico may reasonably require, subject to obtaining the prior consent of the other Party, such consent not to be unreasonably withheld or delayed.

2.6	Yamana Meeting

Subject to the terms of this Agreement and (except in respect of Section 2.6(b)) receipt of the Interim Order, Yamana shall:

(a)	duly take all lawful action to call, give notice of, convene and conduct the Yamana Meeting in accordance with its constating documents, the Interim Order and applicable Laws to vote upon the Arrangement, and, provided that Pan American has complied with its obligations pursuant to Section 2.8(d) and Agnico has complied with its obligations pursuant to Section 2.8(e), Yamana shall schedule the Yamana Meeting on or before the date that is 45 days after the date of the Interim Order and shall consult and coordinate with Pan American and use its commercially reasonable efforts to schedule the Yamana Meeting on the same day and at the same time as the Pan American Meeting;

(b)	in consultation with Pan American and Agnico, fix and publish the record date for the purposes of determining Yamana Shareholders entitled to receive notice of, and Yamana Shareholders entitled to vote at, the Yamana Meeting and give notice to Pan American and Agnico of the Yamana Meeting and use commercially reasonable efforts to set such record date as the same record date used for Pan American Shareholders in respect of the Pan American Meeting;

(c)	allow Pan American’s and Agnico’s Representatives and legal counsel to attend the Yamana Meeting;

(d)	not adjourn, postpone or cancel (or propose or permit the adjournment, postponement or cancellation of) the Yamana Meeting without Pan American’s and Agnico’s prior written consent, which consent shall not be unreasonably withheld, except:

(i)	as required for quorum purposes (in which case the meeting shall be adjourned and not cancelled), by Law or by a Governmental Entity or by valid Yamana Shareholder action (which action is not solicited or proposed by Yamana, the Yamana Board or any of Yamana’s Representatives and subject to compliance by Yamana with Section 6.5(c));

(ii)	an adjournment or postponement in the event that the Pan American Meeting is adjourned or postponed to ensure that the Yamana Meeting occurs on the same day and at the same time as the Pan American Meeting; or

(iii)	as otherwise expressly required or permitted under this Agreement;

(e)	use commercially reasonable efforts to solicit proxies in favour of the Arrangement Resolution, including, if so requested by Pan American and Agnico, using the services of dealers and proxy solicitation firms to solicit proxies in favour of the approval of the Arrangement Resolution; provided that Yamana shall not be required to continue to solicit proxies including via such proxy solicitation services firms if there has been a Yamana Change in Recommendation;

(f)	provide Pan American and Agnico with copies of or access to material information regarding the Yamana Meeting generated by any dealer or proxy solicitation services firm engaged by Yamana, as reasonably requested from time to time by Pan American and Agnico;

(g)	promptly advise Pan American and Agnico as frequently as Pan American and Agnico may reasonably request, and at least on a daily basis on each of the last ten Business Days prior to the date of the Yamana Meeting, as to the aggregate tally of the proxies received by Yamana in respect of the Arrangement Resolution;

(h)	promptly advise Pan American and Agnico of any written or oral communication from any Yamana Shareholder in opposition to the Arrangement (except for non-substantive communications from any Yamana Shareholder that purports to hold less than 0.1% of Yamana Shares (provided that communications from such Yamana Shareholder are not substantive in the aggregate)), written notice of dissent or purported exercise by any Yamana Shareholder of Dissent Rights received by Yamana in relation to the Arrangement and any withdrawal of Dissent Rights received by Yamana and any written communications sent by or on behalf of Yamana to any Yamana Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement;

(i)	not make any payment or settlement offer, or agree to any payment or settlement prior to the Effective Time with respect to Dissent Rights without the prior written consent of Pan American and Agnico;

(j)	not change the record date for the Yamana Shareholders entitled to vote at the Yamana Meeting in connection with any adjournment or postponement of the Yamana Meeting unless required by Law; and

(k)	at the reasonable request of Pan American and Agnico from time to time, promptly provide Pan American and Agnico with a list (in both written and electronic form) of: (i) the registered Yamana Shareholders, together with their addresses and respective holdings of Yamana Shares; (ii) the names and addresses and holdings of all Persons having rights issued by Yamana to acquire Yamana Shares (including Yamana Equity Award Holders); and (iii) participants in book-based systems and non-objecting beneficial owners of Yamana Shares, together with their addresses and respective holdings of Yamana Shares. Yamana shall from time to time require that its registrar and transfer agent furnish Pan American and Agnico with such additional information, including updated or additional lists of Yamana Shareholders and lists of holdings and other assistance as Pan American and Agnico may reasonably request.

2.7	Pan American Meeting

Subject to the terms of this Agreement, Pan American shall:

(a)	duly take all lawful action to call, give notice of, convene and conduct the Pan American Meeting in accordance with its constating documents and applicable Laws for the purpose of Pan American Shareholders voting upon the approval of the Pan American Resolution and, provided that Yamana has complied with its obligations pursuant to Section 2.9(e), Pan American shall schedule the Pan American Meeting on or before the date that is 45 days after the date of the Interim Order and use its commercially reasonable efforts to schedule the Pan American Meeting on the same day and at the same time as the Yamana Meeting;

(b)	in consultation with Yamana, but always in accordance with applicable Laws, fix and publish the record date for the purposes of determining Pan American Shareholders entitled to receive notice of and vote at the Pan American Meeting and give notice to Yamana of the Pan American Meeting and use commercially reasonable efforts to set such record date as the same record date used for Yamana Shareholders in respect of the Yamana Meeting;

(c)	allow Yamana’s and Agnico’s Representatives and legal counsel to attend the Pan American Meeting;

(d)	not adjourn, postpone or cancel (or propose or permit the adjournment, postponement or cancellation of) the Pan American Meeting without Yamana’s prior written consent, which consent shall not be unreasonably withheld, except:

(i)	as required for quorum purposes (in which case the meeting shall be adjourned and not cancelled), by Law or by a Governmental Entity or by valid Pan American Shareholder action (which action is not solicited or proposed by Pan American, the Pan American Board or any of Pan American’s Representatives) and subject to compliance by Pan American with Section 6.5(c);

(ii)	an adjournment or postponement in the event that the Yamana Meeting is adjourned or postponed to ensure that the Pan American Meeting occurs on the same day and at the same time as the Yamana Meeting; or

(iii)	as otherwise expressly required or permitted under this Agreement;

(e)	use commercially reasonable efforts to solicit proxies in favour of the Pan American Resolution, including, if so requested by Yamana, using the services of dealers and proxy solicitation firms to solicit proxies in favour of the approval of the Pan American Resolution; provided that Pan American shall not be required to continue to solicit proxies including via such proxy solicitation services firms if there has been a Pan American Change in Recommendation;

(f)	provide Yamana with copies of or access to material information regarding the Pan American Meeting generated by any dealer or proxy solicitation services firm engaged by Pan American, as reasonably requested from time to time by Yamana;

(g)	promptly advise Yamana as frequently as Yamana may reasonably request, and at least on a daily basis on each of the last ten Business Days prior to the date of the Pan American Meeting, as to the aggregate tally of the proxies received by Pan American in respect of the Pan American Resolution;

(h)	promptly advise Yamana of any written or oral communication from any Pan American Shareholder in opposition to the Pan American Resolution (except for non- substantive communications from any Pan American Shareholder that purports to hold less than 0.1% of the Pan American Shares (provided that communications from such Pan American Shareholder are not substantive in the aggregate));

(i)	not change the record date for the Pan American Shareholders entitled to vote at the Pan American Meeting in connection with any adjournment or postponement of the Pan American Meeting unless required by Law or the Pan American constating documents; and

(j)	subject to compliance with applicable Laws, at the reasonable request of Yamana from time to time, promptly provide Yamana with a list (in both written and electronic form) of: (i) the registered Pan American Shareholders, together with their addresses and respective holdings of Pan American Shares; and (ii) the names and addresses and holdings of all Persons having rights issued by Pan American to acquire Pan American Shares. Pan American shall from time to time require that its registrar and transfer agent furnish Yamana with such additional information, including updated or additional lists of Pan American Shareholders and lists of holdings and other assistance as Yamana may reasonably request.

2.8	Yamana Circular

(a)	As promptly as reasonably practicable following the Activation Time, Yamana shall prepare the Yamana Circular together with any other documents required by applicable Laws in connection with the Yamana Meeting; and, as promptly as reasonably practicable after obtaining the Interim Order, file the Yamana Circular in all jurisdictions where the same is required to be filed and mail the Yamana Circular to each Yamana Securityholder and any other Person as required under applicable Laws and by the Interim Order, in each case, so as to permit Yamana to comply with Section 2.6(a).

(b)	Yamana shall use reasonable best efforts to ensure that the Yamana Circular complies in all material respects with all applicable Laws and the Interim Order and shall contain sufficient detail to permit Yamana Shareholders to form a reasoned judgment concerning the matters to be placed before them at the Yamana Meeting, and, without limiting the generality of the foregoing, shall ensure that the Yamana Circular will not contain any misrepresentation (except that Yamana shall not be responsible for any information included in the Yamana Circular relating to Pan American, Agnico or their affiliates and the Consideration Shares that was provided by Pan American or by Agnico, as applicable, expressly for inclusion in the Yamana Circular pursuant to Section 2.8(d) and Section 2.8(e)). The Yamana Circular shall also contain such information as may be required to allow Pan American and Yamana to rely upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of the Consideration Shares in exchange for Yamana Shares pursuant to the Arrangement.

(c)	The Yamana Circular shall: (i) include a copy of the Yamana Fairness Opinion; (ii) state that each of the Yamana Special Committee and the Yamana Board has received the Yamana Fairness Opinion, and, subject to the terms of this Agreement, the Yamana Board has unanimously determined, after receiving legal and financial advice and the unanimous recommendation of the Yamana Special Committee, that the Arrangement and entry into the Agreement are in the best interests of Yamana; (iii) subject to the terms of this Agreement, contain the unanimous recommendation of the Yamana Board to Yamana Shareholders that they vote in favour of the Arrangement Resolution (the “Yamana Board Recommendation”); and (iv) include statements that each of the Yamana Supporting Shareholders has signed a Yamana Support Agreement, pursuant to which, and subject to the terms thereof, they have agreed to, among other things, vote their Yamana Shares in favour of the Arrangement Resolution.

(d)	Pan American shall, and shall cause its officers and directors, to cooperate with Yamana in connection with the preparation of the Yamana Circular, including promptly providing Yamana with all information regarding Pan American, its affiliates and the Pan American Share Consideration, including any pro forma financial statements (provided that Yamana has provided the financial information required for the same on a timely basis) and other information relating to Pan American following completion of the transactions contemplated hereby, including the Asset Sale, as required by applicable Laws for inclusion in the Yamana Circular or in any amendments or supplements to such Yamana Circular, and shall file reports pursuant to NI 43-101 on or prior to the date of filing of the Yamana Circular in relation to Pan American’s mineral properties that will be material properties of Pan American for purposes of that instrument following the completion of the Arrangement. Pan American shall ensure that such information does not include any misrepresentation concerning Pan American, its affiliates and the Pan American Share Consideration, and will indemnify Yamana for all claims, losses, costs and expenses incurred by Yamana in respect of any such misrepresentation or alleged misrepresentation contained in any information regarding Pan American, its affiliates and the Pan American Share Consideration included in the Yamana Circular that was provided by Pan American expressly for inclusion in the Yamana Circular pursuant to this Section 2.8(d).

(e)	Agnico shall, and shall cause its officers and directors, to cooperate with Yamana in connection with the preparation of the Yamana Circular, including promptly providing Yamana with all information regarding Agnico, its affiliates and the Agnico Share Consideration, including (if required by applicable Securities Laws) any pro forma financial statements (provided that Yamana has provided the financial information required for the same on a timely basis) and other information relating to Agnico following completion of the transactions contemplated hereby, as required by applicable Laws for inclusion in the Yamana Circular or in any amendments or supplements to such Yamana Circular. Agnico shall ensure that such information does not include any misrepresentation concerning Agnico, its affiliates and the Agnico Share Consideration, and will indemnify Yamana for all claims, losses, costs and expenses incurred by Yamana in respect of any such misrepresentation or alleged misrepresentation contained in any information regarding Agnico, its affiliates and the Agnico Share Consideration included in the Yamana Circular that was provided by Agnico expressly for inclusion in the Yamana Circular pursuant to this Section 2.8(e).

(f)	Each of Pan American, Agnico and Yamana shall use its commercially reasonable efforts to obtain any necessary consents from any of their respective auditors and any other advisors and experts to the use of any financial, technical or other expert information required to be included in the Yamana Circular and to the identification in the Yamana Circular of each such advisor.

(g)	Notwithstanding the foregoing, prior to mailing the Yamana Circular (or any amendment or supplement thereto), Yamana will (i) provide Agnico with a reasonable opportunity to review and comment on such document (including the proposed final version of such document), and (ii) consider in good faith including in such document all comments reasonably and promptly proposed by Agnico, provided that all information relating solely to Agnico included in the Yamana Circular must be in a form and content satisfactory to Agnico, acting reasonably.

(h)	Notwithstanding the foregoing, prior to mailing the Yamana Circular (or any amendment or supplement thereto), Yamana will (i) provide Pan American with a reasonable opportunity to review and comment on such document (including the proposed final version of such document), and (ii) consider in good faith including in such document all comments reasonably and promptly proposed by Pan American, provided that all information relating solely to Pan American included in the Yamana Circular must be in a form and content satisfactory to Pan American, acting reasonably.

(i)	If at any time prior to the Yamana Meeting, any information relating to Yamana, Pan American, Agnico or any of their respective affiliates, officers or directors, should be discovered by a Party as being reasonably required to be set forth in an amendment or supplement to the Yamana Circular, so that such document would not contain a misrepresentation, the Party which discovers such information shall promptly notify each other Party and an appropriate amendment or supplement describing such information shall be promptly filed with applicable Governmental Entities and, to the extent required by applicable Law or the Interim Order, disseminated to the Yamana Securityholders.

(j)	Yamana shall promptly advise Pan American and Agnico of any communication (written or oral) received by Yamana from the TSX, NYSE, LSE, FCA, SEC, any of the Canadian Securities Authorities, or any other Governmental Entity in connection with the Yamana Circular.

2.9	Pan American Circular

(a)	As promptly as reasonably practicable following the Activation Time, Pan American shall prepare the Pan American Circular together with any other documents required by applicable Laws in connection with the Pan American Meeting; and, as promptly as reasonably practicable after the Activation Time, file the Pan American Circular in all jurisdictions where the same is required to be filed and, as promptly as reasonably practicable, duly take all lawful action to distribute the Pan American Circular to each Pan American Shareholder and any other Person as required under applicable Laws.

(b)	Pan American shall use reasonable best efforts to ensure that the Pan American Circular complies in all material respects with all applicable Laws and shall contain sufficient detail to permit Pan American Shareholders to form a reasoned judgment concerning the matters to be placed before them at the Pan American Meeting, and, without limiting the generality of the foregoing, shall ensure that the Pan American Circular will not contain any misrepresentation (except that Pan American shall not be responsible for any information included in the Pan American Circular relating to: (i) Yamana and its affiliates that was provided by Yamana expressly for inclusion in the Pan American Circular pursuant to 2.9(e); or (ii) Agnico and its affiliates that was provided by Agnico).

(c)	The Pan American Circular shall: (i) state that the Pan American Board has unanimously determined, after receiving legal and financial advice, that the Arrangement and entry into this Agreement are in the best interests of Pan American; (ii) subject to the terms of this Agreement, contain the unanimous recommendation of the Pan American Board to Pan American Shareholders that they vote in favour of the Pan American Resolution (the “Pan American Board Recommendation”); and (iii) include statements that each of the Pan American Supporting Shareholders has signed a Pan American Support Agreement, pursuant to which, and subject to the terms thereof, they have agreed to, among other things, vote their Pan American Shares in favour of the Pan American Resolution.

(d)	If at any time prior to the Pan American Meeting, any information relating to Pan American, Agnico or Yamana, or any of their respective affiliates officers or directors, should be discovered by a Party as being reasonably required to be set forth in an amendment or supplement to the Pan American Circular, so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Parties and an appropriate amendment or supplement describing such information shall be promptly filed with applicable Governmental Entities and, to the extent required by applicable Law, disseminated to the Pan American Shareholders.

(e)	Yamana shall, and shall cause its officers and directors to, cooperate with Pan American in connection with the preparation of the Pan American Circular, including promptly providing Pan American with all information regarding Yamana and its affiliates, including any information required for the preparation by Pan American of pro forma financial statements, as required by applicable Laws for inclusion in the Pan American Circular or in any amendments or supplements to such Pan American Circular. Yamana shall ensure that such information does not include any misrepresentation concerning Yamana and its affiliates or contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, and will indemnify Pan American for all claims, losses, costs and expenses incurred by Pan American in respect of any such misrepresentation, untrue statement or omission or alleged misrepresentation, untrue statement or omission in any information regarding Yamana and its affiliates in the Pan American Circular that was provided by Yamana expressly for inclusion in the Pan American Circular pursuant to this Section 2.9(e). Yamana and Pan American shall also use their commercially reasonable efforts to obtain any necessary consents from any of their respective auditors and any other advisors to the use of any financial, technical or other expert information required to be included in the Pan American Circular and for the identification in the Pan American Circular of each such advisor.

(f)	Pan American shall promptly advise Yamana of any communication (written or oral) received by Pan American from the Nasdaq, TSX, Canadian Securities Authorities, the SEC or any other Governmental Entity in connection with the Pan American Circular.

2.10	Final Order

If: (a) the Interim Order is obtained; (b) the Arrangement Resolution is approved at the Yamana Meeting by Yamana Shareholders as provided for in the Interim Order and as required by applicable Law; and (c) the Pan American Resolution is approved at the Pan American Meeting as required by applicable Law, Yamana shall take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 192 of the CBCA as soon as reasonably practicable, but in any event not later than three Business Days thereafter.

2.11	Court Proceedings

Subject to the terms of this Agreement, each of Pan American and Agnico shall cooperate with and assist Yamana in seeking the Interim Order and the Final Order, including by providing to Yamana, on a timely basis, any information reasonably required to be supplied by each of Pan American and Agnico, respectively, in connection therewith. Yamana shall provide Pan American’s and Agnico’s legal counsel with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and will give reasonable consideration to all such comments. Subject to applicable Law, Yamana shall not file any material with the Court in connection with the Arrangement or serve any such material, and shall not agree to modify or amend materials so filed or served, except as contemplated by this Section 2.11 or with Pan American’s and Agnico’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided that, nothing herein shall require Pan American or Agnico to agree or consent to any increase in or variation in the form of Consideration or other modification or amendment to such filed or served materials that expands or increases Pan American’s or Agnico’s obligations, or diminishes or limits Pan American’s or Agnico’s rights, set forth in any such filed or served materials or under this Agreement or the Arrangement. Yamana shall also provide to Pan American’s and Agnico’s legal counsel on a timely basis, copies of any notice of appearance, evidence or other Court documents served on Yamana in respect of the application for the Interim Order or the Final Order or any appeal therefrom and of any notice, whether written or oral, received by Yamana indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order. Yamana shall ensure that all materials filed with the Court in connection with the Arrangement are consistent with the terms of this Agreement and the Plan of Arrangement. In addition, Yamana shall not object to Pan American’s legal counsel or Agnico’s legal counsel making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided that Yamana is advised of the nature of any submissions prior to the hearing and such submissions are consistent in all material respects with this Agreement and the Plan of Arrangement. Yamana shall also oppose any proposal from any party that the Final Order contain any provision inconsistent with this Agreement, and, if at any time after the issuance of the Final Order and prior to the Effective Date, Yamana is required by the terms of the Final Order or by Law to return to Court with respect to the Final Order, it shall do so after notice to, and in consultation and cooperation with, Pan American and Agnico.

2.12	U.S. Securities Law Matters

The Parties agree that the Arrangement will be carried out with the intention that, and will use their commercially reasonable efforts to ensure that, all Consideration Shares issued under the Arrangement will be issued by Pan American and Agnico in exchange for Yamana Shares pursuant to the Plan of Arrangement, whether in the United States, Canada or any other country, in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof and applicable U.S. state securities laws in reliance upon similar exemptions under applicable U.S. state securities laws. In order to ensure the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act and to facilitate Pan American’s and Agnico’s compliance with other U.S. Securities Laws, the Parties agree that the Arrangement will be carried out on the following basis:

(a)	the Court will be asked to approve the procedural and substantive fairness of the terms and conditions of the Arrangement;

(b)	prior to the issuance of the Interim Order, the Court will be advised of the intention of the Parties to rely on the exemption provided by Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of Consideration Shares to Yamana Shareholders pursuant to the Arrangement, based on the Court’s approval of the Arrangement;

(c)	prior to the issuance of the Interim Order, Yamana will file with the Court a draft copy of the proposed text of the Yamana Circular together with any other documents required by Law in connection with the Yamana Meeting;

(d)	the Court will be advised prior to the hearing that its approval of the Arrangement will be relied upon as a determination that the Court has satisfied itself as to the procedural and substantive fairness of the terms and conditions of the Arrangement to Yamana Shareholders pursuant to the Arrangement;

(e)	Yamana will ensure that each Yamana Shareholder and other Person entitled to receive Consideration Shares pursuant to the Arrangement will be given adequate and appropriate notice advising them of their right to attend the hearing of the Court to approve the procedural and substantive fairness of the terms and conditions of the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(f)	the Final Order will expressly state that the Arrangement is approved by the Court as being procedurally and substantively fair to Yamana Shareholders pursuant to the Arrangement;

(g)	Yamana shall request that the Final Order shall include a statement to substantially the following effect: “This Order will serve as a basis of a claim to an exemption, pursuant to Section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that act, regarding the distribution of securities of Pan American and Agnico, pursuant to the Plan of Arrangement;”

(h)	the Interim Order will specify that each Person entitled to receive Consideration Shares pursuant to the Arrangement will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement;

(i)	the Court will hold a hearing before approving the fairness of the terms and conditions of the Arrangement and issuing the Final Order; and

(j)	all Consideration Shares issued to Persons in the United States will be registered or qualified under the securities laws of each state, territory or possession of the United States in which any Person receiving Consideration Shares is located, unless an exemption from such state securities law registration or qualification requirements is available. In addition, each Person entitled to receive Consideration Shares will be advised that the Consideration Shares issued pursuant to the Arrangement have not been registered under the U.S. Securities Act and will be issued by Pan American and Agnico in reliance on the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act.

2.13	Arrangement and Effective Date

The Arrangement shall become effective on the date upon which Yamana and Pan American agree in writing as the Effective Date or, in the absence of such agreement, five Business Days following the satisfaction or waiver of all conditions to completion of the Arrangement set out in Article 7 (excluding any conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, waiver of those conditions as of the Effective Date by the applicable Party or Parties for whose benefit such conditions exist) and the Arrangement (and the Articles of Arrangement) shall be effective at the Effective Time on the Effective Date and will have all of the effects provided by applicable Law. The closing of the Arrangement will take place at the offices of Borden Ladner Gervais LLP on the Effective Date in Vancouver, British Columbia at the Effective Time, or at such other time and place as may be agreed to by the Parties.

2.14	Payment of Consideration

Pan American and Agnico shall, following receipt by Yamana of the Final Order and prior to the Effective Time, deposit in escrow with the Depositary (the terms and conditions of such escrow to be satisfactory to the Parties, acting reasonably) sufficient cash and irrevocable treasury directions (subject to the occurrence of the Effective Time) in respect of the Consideration Shares to satisfy the aggregate Consideration deliverable to Yamana Shareholders and, in the case of Pan American only, sufficient cash equal to the Dissent and RSU Loan Amount to fund the Dissent and RSU Loan (each as defined in the Plan of Arrangement), all pursuant to the Plan of Arrangement.

2.15	Announcement and Shareholder Communications

(a)	Each Party acknowledges its obligation pursuant to applicable Securities Law to immediately issue and file a news release and file a material change report with respect to the execution and delivery of this Agreement. Accordingly, in furtherance of such requirement of Law, each Party shall issue a press release with respect to this Agreement as soon as practicable after its due execution.

(b)	Following the Activation Time, the Parties agree to cooperate in the preparation of presentations, if any, to Pan American Shareholders, Agnico Shareholders and Yamana Shareholders regarding the transactions contemplated by this Agreement. Each Party shall: (a) not issue any press release or otherwise make public statements with respect to this Agreement or the Arrangement without the consent of the other Parties, which consent shall not be unreasonably withheld, conditioned or delayed; and (b) not make any filing with any Governmental Entity with respect to this Agreement or the Arrangement without the consent of the other Parties, which consent shall not be unreasonably withheld, conditioned or delayed. Each Party shall enable the other Parties to review and comment on all such press releases prior to the release thereof and shall enable the other Parties to review and comment on such filings prior to the filing thereof (other than with respect to confidential information contained in such filing); provided, however, that the foregoing shall be subject to each such Party’s overriding obligation to make any disclosure or filing in accordance with applicable Laws, including U.S. Securities Laws and UK Securities Laws, and if such disclosure or filing is required and the other Parties have not reviewed or commented on the disclosure or filing, the Party making such disclosure or filing shall (and in the case of Agnico, Pan American shall require Agnico to) use commercially reasonable efforts to give prior oral or written notice to the other Parties, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing. For the avoidance of doubt, the foregoing shall not prevent the Parties from making internal announcements to employees and having discussions with shareholders and financial analysts and other stakeholders so long as the content of such statements and announcements are consistent with and limited in all material respects to the content contained in the most recent press releases, public disclosures or public statements made by the Parties. Notwithstanding the foregoing, the provisions of this Section 2.15 related to the approval or contents of filings with Governmental Entities will not apply with respect to filings in connection with the Regulatory Approvals, the Yamana Circular, the Pan American Circular, the Interim Order or the Final Order which are governed by other sections of this Agreement. The restrictions set forth in this Section 2.15 shall not apply to (x) any release or public statement in connection with any dispute regarding this Agreement or the transactions contemplated hereby; or (y) a Pan American Change in Recommendation or a Yamana Change in Recommendation, as applicable, or any action taken pursuant thereto.

The Parties consent to this Agreement and forms of each of the Pan American Support Agreements and the Yamana Support Agreements being filed on SEDAR and EDGAR, as applicable, subject to any redactions permitted under Securities Laws that are agreed to between the Parties acting reasonably.

2.16	Withholding Taxes

Each Party, any of its affiliates and the Depositary, as applicable, shall be entitled to deduct and withhold, or direct any other Person to deduct and withhold on their behalf, from any amounts otherwise payable, issuable or otherwise deliverable to any Yamana Shareholders (including in their capacity as former Yamana Equity Award Holders), Yamana Equity Award Holders and any other Person under the Plan of Arrangement such amounts as are required to be deducted and withheld from such amounts under any provision of applicable Law in respect of Taxes. To the extent any such amounts are so deducted and withheld, such amounts shall be treated for all purposes under this Agreement and the Plan of Arrangement as having been paid to the Person in respect of which such deduction and withholding was made. Each Party and the Depositary, as applicable, is hereby authorized to sell or otherwise dispose of, on behalf of such Person, such portion of any share or other security deliverable to such Person as is necessary to provide sufficient funds to the applicable Party or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and the applicable Party or the Depositary, as the case may be, shall notify such Person thereof and remit the applicable portion of the net proceeds of such sale to the appropriate taxing authority and, if applicable, any portion of such net proceeds that is not required to be so remitted shall be paid to such Person.

2.17	Adjustment of Consideration

(a)	Notwithstanding anything in this Agreement to the contrary, if, between the date of this Agreement and the Effective Time, the issued and outstanding Pan American Shares shall have been changed into a different number of shares by reason of any sub-division, split or consolidation (or similar process) of the issued and outstanding Pan American Shares, then the Pan American Shares to be paid per Yamana Share shall be appropriately adjusted to provide to Yamana Shareholders the same economic effect as contemplated by this Agreement and the Arrangement prior to such action and as so adjusted shall, from and after the date of such event, be the Pan American Shares to be paid per Yamana Share.

(b)	Notwithstanding anything in this Agreement to the contrary, if, between the date of this Agreement and the Effective Time, the issued and outstanding Agnico Shares shall have been changed into a different number of shares by reason of any sub-division, split or consolidation (or similar process) of the issued and outstanding Agnico Shares, then the Agnico Shares to be paid per Yamana Share shall be appropriately adjusted to provide to Yamana Shareholders the same economic effect as contemplated by this Agreement and the Arrangement prior to such action and as so adjusted shall, from and after the date of such event, be the Agnico Shares to be paid per Yamana Share.

(c)	If on or after the date hereof, Yamana declares, sets aside or pays any dividend or other distribution to the Yamana Shareholders of record as of a time prior to the Effective Time, except for Yamana’s current regular quarterly dividend paid to Yamana Shareholders in the ordinary course, Pan American shall make such adjustments to the Consideration as it determines acting in good faith to be necessary to restore the original agreement of the Parties in the circumstances. For greater certainty, if Yamana takes any of the actions referred to above, the aggregate Consideration to be paid by Pan American and Agnico shall be decreased by an equivalent amount.

Article 3
Representations and Warranties of Yamana

3.1	Representations and Warranties

Except as set forth in the Yamana Public Documents (excluding any disclosures in the Yamana Public Documents under the heading “Risk Factors” or “Forward-Looking Information” and any other disclosures contained in such documents that are predictive, cautionary or forward-looking in nature) or the Yamana Disclosure Letter (which disclosure shall apply against any representations or warranties to which it is reasonably apparent it should relate), Yamana hereby represents and warrants to Pan American and Agnico the representations and warranties set forth in Schedule 3.1 hereto and acknowledges that Pan American and Agnico are relying upon such representations and warranties in connection with the entering into of this Agreement and the carrying out of the transactions contemplated herein.

3.2	Disclaimer

Pan American and Agnico agree and acknowledge that, except as set forth in this Agreement, Yamana makes no representation or warranty, express or implied, at law or in equity, with respect to Yamana, its businesses, its past, current or future financial condition or its assets, liabilities or operations, or its past, current or future profitability, performance or cash flows, individually or in the aggregate, and any such other representations or warranties are hereby expressly disclaimed.

3.3	Survival of Representations and Warranties

The representations and warranties of Yamana contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

Article 4
Representations and Warranties of Pan American

4.1	Representations and Warranties

Except as set forth in the Pan American Public Documents (excluding any disclosures in the Pan American Public Documents under the heading “Risk Factors” or “Forward-Looking Statements” and any other disclosures contained in such documents that are predictive, cautionary or forward- looking in nature) or the Pan American Disclosure Letter (which disclosure shall apply against any representations or warranties to which it is reasonably apparent it should relate), Pan American hereby represents and warrants to Yamana the representations and warranties set forth in Schedule 4.1 hereto and acknowledges that Yamana is relying upon such representations and warranties in connection with the entering into of this Agreement and the carrying out of the transactions contemplated herein.

4.2	Disclaimer

Yamana agrees and acknowledges that, except as set forth in this Agreement, Pan American makes no representation or warranty, express or implied, at law or in equity, with respect to Pan American, its businesses, its past, current or future financial condition or its assets, liabilities or operations, or its past, current or future profitability, performance or cash flows, individually or in the aggregate, and any such other representations or warranties are hereby expressly disclaimed.

4.3	Survival of Representations and Warranties

The representations and warranties of Pan American contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

Article 5
Representations and warranties of Agnico

5.1	Representations and Warranties

Except as set forth in the Agnico Public Documents (excluding any disclosures in the Agnico Public Documents under the heading “Risk Factors” or “Forward-Looking Statements” and any other disclosures contained in such documents that are predictive, cautionary or forward- looking in nature), Agnico hereby represents and warrants to Yamana the representations and warranties set forth in Schedule 5.1, hereto and acknowledges that Yamana is relying upon such representations and warranties in connection with the entering into of this Agreement and the carrying out of the transactions contemplated herein.

5.2	Disclaimer

Yamana agrees and acknowledges that, except as set forth in this Agreement, Agnico makes no representation or warranty, express or implied, at law or in equity, with respect to Agnico, its businesses, its past, current or future financial condition or its assets, liabilities or operations, or its past, current or future profitability, performance or cash flows, individually or in the aggregate, and any such other representations or warranties are hereby expressly disclaimed.

5.3	Survival of Representations and Warranties

The representations and warranties of Agnico contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

Article 6
Covenants

6.1	Covenants of Yamana Regarding the Conduct of Business

Yamana covenants and agrees that during the period from the Activation Time until the earlier of the Effective Date and the time that this Agreement is terminated in accordance with its terms, except as set out in Section 6.1 of the Yamana Disclosure Letter, as expressly required by this Agreement or expressly permitted by this Section 6.1, including without limitation pursuant to any Pre-Acquisition Reorganization, as required by applicable Law or a Governmental Entity, as required to comply with or implement any COVID-19 Measures, or unless Pan American and Agnico shall otherwise agree in writing:

(a)	Yamana shall and shall cause each of its Subsidiaries to: (i) in all material respects conduct its and their respective businesses only in, and not take any action except in, the ordinary course of business; and (ii) use commercially reasonable efforts to preserve intact its and their present business organization, goodwill, business relationships and assets and to keep available the services of its and their officers and employees as a group;

(b)	without limiting the generality of Section 6.1(a), Yamana shall not, and shall cause each of its Subsidiaries not to, during the period from the Activation Time until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, directly or indirectly:

(i)	amend or propose to amend its articles, by-laws or other constating documents, including partnership agreements, or those of its Subsidiaries;

(ii)	declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) in respect of any Yamana Shares, except for (A) regular quarterly dividends to Yamana Shareholders in the ordinary course consistent with past practice and (B) any such action solely between or among Yamana and its Subsidiaries or between or among Subsidiaries of Yamana;

(iii)	incur any indebtedness to fund, directly or indirectly the payment of any dividend or other distribution in respect of any Yamana Shares other than in the ordinary course of business;

(iv)	except as set forth in Section 6.1(b)(iv) of the Yamana Disclosure Letter, issue, sell, grant, award, pledge, dispose of or otherwise encumber or agree to issue, sell, grant, award, pledge, dispose of or otherwise encumber any Yamana Shares or other equity or voting interests or any options, stock appreciation rights, warrants, calls, conversion or exchange privileges or rights of any kind to acquire (whether on exchange, exercise, conversion or otherwise) any Yamana Shares or other equity or voting interests or other securities or any shares of its Subsidiaries (including, for greater certainty, Yamana Options, Yamana RSUs, Yamana DSUs, Yamana PSUs and the Canadian Assets), other than pursuant to the exercise or settlement (as applicable) of Yamana Options, Yamana RSUs, Yamana DSUs and Yamana PSUs that are outstanding as of the date of this Agreement in accordance with their terms (as such terms are disclosed in the Yamana Public Documents);

(v)	sub-divide, split, combine or reclassify any outstanding Yamana Shares or the securities of any of its Subsidiaries;

(vi)	redeem, purchase or otherwise acquire or offer to purchase or otherwise acquire Yamana Shares or other securities of Yamana or any securities of its Subsidiaries other than purchases of Yamana Shares in satisfaction of the payment of the exercise price or tax withholdings upon the exercise or vesting of outstanding Yamana Equity Awards;

(vii)	amend the terms of any securities of Yamana or any of its Subsidiaries;

(viii)	adopt or propose a plan of liquidation or resolutions providing for the liquidation or dissolution of Yamana or any of its Subsidiaries;

(ix)	reorganize, amalgamate or merge Yamana or its Subsidiaries with any other Person;

(x)	except as set forth in Section 6.1(b)(x) of the Yamana Disclosure Letter, sell, pledge, lease, dispose of, mortgage, licence, encumber or otherwise transfer or agree to sell, pledge, lease, dispose of, mortgage, licence, encumber or otherwise transfer any assets of Yamana or any of its Subsidiaries or any interest in any assets of Yamana or any of its Subsidiaries (including, without limitation, the Canadian Assets and any Yamana Mineral Rights), other than (A) sales and dispositions of raw materials, obsolete or surplus equipment, mine output and other inventories, in each case only if in the ordinary course of business, (B) Permitted Liens, (C) encumbrances and Liens that are incurred in the ordinary course of business, (D) sales of securities of Persons held for investment purposes, other than Subsidiaries or Yamana JV Entities, or (E) sales of assets that do not exceed, individually or in the aggregate, a fair market value of US$30 million; provided that exclusions (C) through (E) shall not apply to, and not be permitted for, the Canadian Assets;

(xi)	acquire (by merger, consolidation, acquisition of stock or assets or otherwise) or agree to acquire, directly or indirectly, in one transaction or in a series of related transactions, any Person, or, other than investments required by existing Contracts to which a Yamana JV Entity is a party or bound, make any investment or agree to make any investment, directly or indirectly, in one transaction or in a series of related transactions, either by purchase of shares or securities, contributions of capital (other than to wholly-owned Subsidiaries), property transfer or purchase of any property or assets of any other Person, other than such investments in securities that do not exceed in the aggregate US$10 million;

(xii)	incur any capital expenditures or enter into any agreement obligating Yamana or its Subsidiaries to provide for future capital expenditures other than (A) capital expenditures forming part of the budget for the 2022 fiscal year that has been approved by the Yamana Board in the ordinary course of business and disclosed to Pan American, or (B) capital expenditures that do not exceed, individually or in the aggregate, a fair market value of US$30 million;

(xiii)	make any changes in financial accounting methods, principles, policies or practices, except as required, in each case, by IFRS or by applicable Law;

(xiv)	reduce the stated capital of the shares of Yamana or any of its Subsidiaries;

(xv)	(A) incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of Yamana or any of its Subsidiaries, guarantee any debt securities of another Person, enter into any “keep well” or other agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing, except for (x) borrowings under the Yamana Term Loan in effect as of the date of this Agreement in the ordinary course of business or (y) letters of credit, reclamation bonds, financial assurances or other guarantees in respect of environmental or other obligations otherwise permitted to be incurred, or not prohibited, under this Agreement, or (z) borrowings under facilities entered into between two wholly-owned Subsidiaries of Yamana, or (B) make any loans, advances (other than any advances to employees in the ordinary course of business) or capital contributions to, or investments in, any other Person, other than to any joint venture of Yamana or any of its Subsidiaries in the ordinary course of business or to Yamana or any of its Subsidiaries or in connection with sale-leaseback transactions;

(xvi)	pay, discharge, settle, satisfy, compromise, waive, assign or release any claims, rights, liabilities or obligations (including any litigation, proceeding or investigation by any Governmental Entity) other than:

(A)	the payment, discharge or satisfaction, in the ordinary course of business, of liabilities reflected or reserved against in Yamana’s financial statements (or in those of any of its Subsidiaries) or incurred in the ordinary course of business; or

(B)	payment of any fees related to the Arrangement or the Gold Fields Agreement;

(xvii)	enter into any agreement that, if entered into prior to the date hereof, would have been a Yamana Material Contract, or modify, amend in any material respect, transfer or terminate any Yamana Material Contract other than the Gold Fields Agreement, or waive, release, or assign any material rights or claims thereto or thereunder;

(xviii)	enter into or terminate any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or other financial instruments or like transaction, other than in the ordinary course of business consistent with Yamana financial risk management policy;

(xix)	materially change the business carried on by Yamana and its Subsidiaries, as a whole (or the Canadian Assets, as a whole);

(xx)	except as required by the terms of the Yamana Benefit Plans in effect on the date of this Agreement; or as disclosed in Section 6.1(b)(xx) of the Yamana Disclosure Letter: (A) grant, accelerate, or increase any severance, change of control or termination pay to (or amend any existing arrangement relating to the foregoing with) any director, officer or employee of Yamana or any of its Subsidiaries; (B) grant, accelerate, or increase any payment, bonus, award (equity or otherwise) or other benefits payable to, or for the benefit of, any director, officer or employee of Yamana or any of its Subsidiaries; (C) increase the coverage, contributions, funding requirements or benefits available under any Yamana Benefit Plan or create any new plan which would be considered to be a Yamana Benefit Plan once created; (D) increase compensation (in any form), bonus levels or other benefits payable to any director, officer, employee or consultant of Yamana or any of its Subsidiaries, or grant any general increase in the rate of wages, salaries, bonuses or other remuneration, except for base salary increases for employees (other than Senior Employees) in the ordinary course of business; (E) make any material determination under any Yamana Benefit Plan that is not in the ordinary course of business; (F) establish, adopt, enter into, amend or terminate any collective bargaining agreement or Yamana Benefit Plan; or (G) take or propose any action to effect any of the foregoing;

(xxi)	terminate the employment of any Senior Employee, except for cause or hire any Senior Employee; or

(xxii)	take any action or fail to take any action which action or failure to act would reasonably be expected to cause any Governmental Entities to institute proceedings for the suspension of, or the revocation or limitation of rights under, any material Authorizations necessary to conduct its businesses as now conducted, and use its commercially reasonable efforts to maintain such Authorizations;

(c)	Yamana shall use all commercially reasonable efforts to cause its current insurance (or re-insurance) policies maintained by Yamana or any of its Subsidiaries not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and reinsurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; provided that, subject to Section 6.11(a), neither Yamana nor any of its Subsidiaries shall obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months;

(d)	Yamana and each of its Subsidiaries shall:

(i)	not take any action inconsistent with past practice relating to the filing of any Tax Return or the withholding, collecting, remitting and payment of any Tax;

(ii)	not take any action outside of the ordinary course of business that is reasonably likely to reduce the capital or non-capital losses of Yamana for purposes of the Tax Act, or reduce the adjusted cost base of the Canadian Assets for purposes of the Tax Act;

(iii)	not amend any Tax Return or change any of its methods of reporting income, deductions or accounting for Tax purposes from those employed in the preparation of its Tax Returns for the taxation year ended December 31, 2021, except as may be required by applicable Laws (as determined in good faith consultation with Pan American);

(iv)	not make, change or revoke any material election relating to Taxes, other than any election that has yet to be made in respect of any event or circumstance occurring prior to the date of this Agreement and which will be made in a manner consistent with the past practice of Yamana and its Subsidiaries, as applicable;

(v)	other than as set out in Section 6.1(d)(v) of the Yamana Disclosure Letter, not enter into any Tax sharing, Tax allocation, Tax related waiver or Tax indemnification agreement, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;

(vi)	other than as set out in Section 6.1(d)(vi) of the Yamana Disclosure Letter not settle (or offer to settle) any material Tax claim, audit, proceeding or re- assessment;

(vii)	not make a request for a Tax ruling to any Governmental Entity; and

(viii)	keep Pan American and Agnico reasonably informed, on a current basis, of any events, discussions, notices or changes with respect to any Tax investigation (other than ordinary course communications which could not reasonably be expected to be material to Yamana and its Subsidiaries, taken as a whole); and

(e)	Yamana shall not authorize, agree to, propose, enter into or modify any Contract to do any of the matters prohibited by the other subsections of this Section 6.1 or resolve to do so.

6.2	Covenants of Pan American Regarding the Conduct of Business

Pan American covenants and agrees that during the period from the Activation Time until the earlier of the Effective Date and the time that this Agreement is terminated in accordance with its terms, except as set out in Section 6.2 of the Pan American Disclosure Letter, as expressly required by this Agreement or expressly permitted by this Section 6.2, as required by applicable Law or a Governmental Entity, as required to comply with, or implement any COVID-19 Measures, or unless Yamana shall otherwise agree in writing:

(a)	Pan American shall and shall cause each of its Subsidiaries to: (i) in all material respects conduct its and their respective businesses only in, and not take any action except in, the ordinary course of business; and (ii) use commercially reasonable efforts to preserve intact its and their present business organization, goodwill, business relationships and assets and to keep available the services of their officers and employees as a group;

(b)	without limiting the generality of Section 6.2(a), Pan American shall not, and shall cause each of its Subsidiaries not to, during the period from the Activation Time until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, directly or indirectly:

(i)	amend or propose to amend Pan American’s articles, notice of articles or other constating documents;

(ii)	declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) in respect of any Pan American Shares, except for (A) regular dividends to Pan American Shareholders in the ordinary course consistent with past practice and (B) any such action solely between or among Pan American and its Subsidiaries or between or among Subsidiaries of Pan American;

(iii)	issue, sell, grant, award, pledge, dispose of or otherwise encumber or agree to issue, sell, grant, award, pledge, dispose of or otherwise encumber any Pan American Shares or other equity or voting interests or any options, stock appreciation rights, warrants, calls, conversion or exchange privileges or rights of any kind to acquire (whether on exchange, exercise, conversion or otherwise) any Pan American Shares or other equity or voting interests or other securities or any shares of its Subsidiaries (including, for greater certainty, Pan American equity awards or any other equity based awards), other than (A) pursuant to the exercise of Pan American equity awards in accordance with their terms (as such terms are disclosed in the Pan American Public Documents), (B) grants of Pan American equity awards in the ordinary course of business, and (C) any such action solely between or among Pan American and its Subsidiaries or between or among Subsidiaries of Pan American;

(iv)	sub-divide, split, combine or reclassify any outstanding Pan American Shares;

(v)	redeem, purchase or otherwise acquire or offer to purchase or otherwise acquire Pan American Shares or other securities of Pan American, other than (A) ordinary course purchases of Pan American Shares made in the public markets and at the prevailing market price, and (B) purchases of Pan American Shares in satisfaction of the payment of the exercise price or tax withholdings upon the exercise or vesting of Pan American equity awards;

(vi)	amend the terms of any securities of Pan American;

(vii)	adopt or propose a plan of liquidation, business rescue or winding up (or analogous proceedings) or resolutions providing for the liquidation, business rescue, winding up (or analogous proceedings) or dissolution of Pan American;

(viii)	reorganize, amalgamate or merge Pan American with any other Person;

(ix)	make any changes in financial accounting methods, principles, policies or practices, except as required, in each case, by IFRS or by applicable Law;

(x)	reduce the stated capital of the Pan American Shares;

(xi)	acquire (by merger, consolidation, acquisition of securities or assets or otherwise) or agree to acquire, directly or indirectly, in one transaction or in a series of related transactions, any Person, or, other than investments required by existing Contracts to which Pan American is a party or bound, make any investment or agree to make any investment, directly or indirectly, in one transaction or in a series of related transactions, either by purchase of shares or securities, contributions of capital (other than to wholly-owned Subsidiaries), property transfer or purchase of any property or assets of any other Person, other than:

(A)	for consideration less than US$30 million individually or US$300 million in the aggregate;

(B)	acquisitions in the ordinary course of business; or

(C)	transactions between two or more wholly-owned Subsidiaries of Pan American or between of Pan American and one or more such wholly- owned Subsidiaries;

(xii)	sell, pledge, lease, dispose of, mortgage, licence, encumber or otherwise transfer or agree to sell, pledge, lease, dispose of, mortgage, licence, encumber or otherwise transfer any material assets of Pan American or any of its Subsidiaries or any interest in any assets of Pan American or any of its Subsidiaries, other than (A) in the ordinary course of business, and (B) any such action solely between or among Pan American and its Subsidiaries or between or among Subsidiaries of Pan American; or

(xiii)	materially change the business carried on by Pan American and its Subsidiaries, taken as a whole; and

(c)	Pan American shall not authorize, agree to, propose, enter into or modify any Contract to do any of the matters prohibited by the other subsections of this Section 6.2 or resolve to do so.

(d)	Prior to the Effective Time, the Nominating and Governance Committee of the Pan American Board shall identify three directors of Yamana to be appointed to the Pan American Board (the “Board Appointees”) promptly following the Effective Time; provided that all three individuals are: (i) members of the Yamana Board as of the date of this Agreement; (ii) eligible to be directors of Pan American pursuant to applicable Laws; and (iii) “independent” with respect to both Yamana and Pan American, as such term is defined in Section 1.4 of National Instrument 52-110 – Audit Committees. Pan American shall take and cause to be taken such commercially reasonable actions as are necessary to ensure that, promptly following the Effective Time, the Pan American Board includes the Board Appointees, including by increasing the size of the board and by facilitating the resignation of one existing member of the Pan American Board (the “Resigning Appointee”).

(e)	Following the Effective Time, Pan American shall use commercially reasonable efforts to submit an ordinary resolution to Pan American Shareholders at the next annual general meeting of Pan American Shareholders to increase the size of the Pan American Board to eleven directors, and management of Pan American shall recommend to the Pan American Shareholders that such ordinary resolution be approved. Pan American shall include the Board Appointees and the Resigning Appointee on the management slate of directors to be elected at such annual general meeting and shall take commercially reasonable actions, including soliciting proxies in favour of their election to the Pan American Board, to have such Board Appointees and Resigning Appointee elected to the Pan American Board at such annual general meeting.

(f)	Pan American will work cooperatively with Yamana to determine the integration of Yamana management into the management team of Pan American on or prior to the Effective Time. Pan American will establish a transitionary integration period in which the Toronto office employees of Yamana will support Pan American to integrate and manage the business and operations of Yamana. Those at a Senior Vice President level and below at Yamana will be approached to continue to support the management of the business during this transitionary period and longer, as may be determined by Pan American.

6.3	Covenants Relating to the Consideration Shares

(a)	Pan American shall apply for and use its reasonable best efforts to obtain approval of the listing for trading on the Nasdaq and TSX by the Effective Time of Pan American Shares issuable pursuant to the Arrangement, subject to official notice of issuance. Yamana shall use its reasonable best efforts to cooperate with Pan American in connection with the foregoing, including by providing information reasonably requested by Pan American in connection therewith.

(b)	Agnico shall apply for and obtain approval of the listing for trading on the NYSE and TSX by the Effective Time of Agnico Shares issuable pursuant to the Arrangement, subject to official notice of issuance. Yamana shall use its reasonable best efforts to cooperate with Agnico in connection with the foregoing, including by providing information reasonably requested by Pan American in connection therewith.

6.4	Covenants of Pan American and Agnico Regarding Blue-Sky Laws

(a)	Pan American shall use its commercially reasonable efforts to ensure that the Pan American Share Consideration shall, at the Effective Time, either be registered or qualified under all applicable U.S. state securities laws, or exempt from such registration and qualification requirements.

(b)	Agnico shall use its commercially reasonable efforts to ensure that the Agnico Share Consideration shall, at the Effective Time, either be registered or qualified under all applicable U.S. state securities laws, or exempt from such registration and qualification requirements.

6.5	Mutual Covenants of the Parties Relating to the Arrangement

Each of the Parties covenants and agrees that, other than in connection with obtaining the Regulatory Approvals, which approvals shall be governed by the provisions of Section 6.7, subject to the terms and conditions of this Agreement, during that period from the Activation Time until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms:

(a)	it shall use its commercially reasonable efforts to, and shall cause its Subsidiaries to use all commercially reasonable efforts to, satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article 7 to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Arrangement, including using its commercially reasonable efforts to promptly: (i) obtain all necessary waivers, consents and approvals required to be obtained by it from parties to Yamana Material Contracts or Pan American Material Contracts, as the case may be; (ii) obtain all necessary and material Authorizations as are required to be obtained by it or any of its Subsidiaries under applicable Laws; (iii) fulfill all conditions and satisfy all provisions of this Agreement and the Arrangement, including delivery of the certificates of their respective officers contemplated by Sections 7.2(a), 7.2(b), 7.2(d), 7.3(a), 7.3(b), 7.3(c), 7.3(d), 7.3(e) and 7.3(f); and (iv) co-operate with the other Party in connection with the performance by it and its Subsidiaries of their obligations hereunder;

(b)	it shall not take any action, shall refrain from taking any action, and shall not permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to, individually or in the aggregate, prevent, materially impede or materially delay the consummation of the Arrangement or the other transactions contemplated herein including, for the avoidance of doubt, the taking of any action (including any discussions or negotiation) or the entering into of any transaction, including any merger, acquisition, joint venture, disposition, lease or contract that would reasonably be expected to prevent, delay or impede the obtaining of, or increase the risk of not obtaining, any Regulatory Approval or otherwise prevent, delay or impede the consummation of the transactions contemplated by this Agreement;

(c)	it shall use commercially reasonable efforts to: (i) defend all lawsuits or other legal, regulatory or other Proceedings against itself or any of its Subsidiaries challenging or affecting this Agreement or the consummation of the transactions contemplated hereby; (ii) appeal, overturn or have lifted or rescinded any injunction or restraining order or other order, including Orders, relating to itself or any of its Subsidiaries which may materially adversely affect the ability of the Parties to consummate the Arrangement; and (iii) appeal or overturn or otherwise have lifted or rendered non- applicable in respect of the Arrangement, any Law that makes consummation of the Arrangement illegal or otherwise prohibits or enjoins Yamana, Pan American or Agnico from consummating the Arrangement;

(d)	it shall carry out the terms of the Interim Order and Final Order applicable to it and use commercially reasonable efforts to comply promptly with all requirements which applicable Laws may impose on it or its Subsidiaries or affiliates with respect to the transactions contemplated hereby; and

(e)	it shall consider and approve any amendments to the Plan of Arrangement that are reasonably requested by another Party prior to Interim Order which are reasonably expected to improve the tax efficiency of the Plan of Arrangement to U.S. resident shareholders of Yamana, provided that no Party shall be required to approve any amendment unless, in the opinion of the Party acting reasonably, such amendment:

(i)	cannot reasonably be expected to result in any Taxes being imposed on, or any adverse Tax consequences to, Yamana, Agnico, Pan American or to the non-U.S. resident Yamana Shareholders that are incrementally greater than the Taxes to such party in connection with the consummation of the Arrangement in the absence of any such amendment;

(ii)	is not prejudicial to Yamana, Pan American, Agnico or their respective Subsidiaries, or to their respective securityholders in any material respect;

(iii)	does not require Yamana, Pan American or Agnico to obtain the approval of their securityholders or proceed absent any required consent of any third party (including any Regulatory Approval);

(iv)	does not result in any material breach of any Yamana Material Contract, Pan American Material Contract or Agnico Material Contract, Regulatory Approval or any of Yamana’s Pan American’s or Agnico’s respective organizational documents or applicable Law;

(v)	does not unreasonably interfere with Yamana’s, Pan American’s or Agnico’s material operations prior to the Effective Time;

(vi)	does not require Yamana, Pan American, Agnico or their respective Subsidiaries to contravene any Contract, Regulatory Approval or applicable Laws, or their respective organizational documents;

(vii)	can be completed prior to the Effective Date; and

(viii)	does not impair the ability of Yamana, Pan American and Agnico to consummate, and will not prevent or materially delay the consummation of, the Arrangement, and would not reasonably be expected to prevent any Person from making a Yamana Superior Proposal or a Pan American Superior Proposal.

6.6	Covenants Relating to Yamana Employment Matters

(a)	The Parties acknowledge and agree that the outstanding Yamana Equity Awards shall be treated in accordance with the provisions of the Plan of Arrangement. Prior to the Effective Date and conditional upon the Effective Time having occurred, Yamana shall, in form and substance satisfactory to Pan American, amend if necessary for greater certainty the Yamana PSU Plan and any grant agreements pursuant thereto and take all other steps necessary or desirable to give effect to, upon the Effective Time, the modifications to the Yamana PSU Plan necessary to reflect that Pan American is the successor to Yamana under the Yamana PSU Plan pursuant to its terms and to reflect that any payments to be made on the redemption or settlement of the Yamana PSUs will be calculated by reference to the Pan American Shares.

(b)	The Parties acknowledge that the Arrangement will result in a “change in control” (or a term of similar import) for purposes of the Yamana Benefit Plans and Yamana’s executives’ and employees’ employment agreements. After the Effective Time:

(i)	Pan American covenants and agrees to cause Yamana and its Subsidiaries (other than Subsidiaries comprising the Canadian Assets) and any successor to Yamana; and

(ii)	Agnico covenants and agrees in respect of any Subsidiaries comprising the Canadian Assets,

to honour and comply in all material respects with the terms of all existing employment, indemnification, change in control, change of control, severance, termination or other compensation arrangements and employment and severance obligations of Yamana or any of its Subsidiaries that were entered into prior to the date of the Gold Fields Agreement or as disclosed in Section 6.6(b) of the Yamana Disclosure Letter.

6.7	Regulatory Approvals

(a)	In respect of the Competition Act Approval,

(i)	within ten Business Days after the Activation Time or such other date as the Parties may reasonably agree, Pan American shall file with the Commissioner a submission requesting an Advance Ruling Certificate or, in the alternative, a No Action Letter; and

(ii)	if an Advance Ruling Certificate or No Action Letter shall not have been obtained within 16 days following filing of Pan American’s submission, Pan American or Yamana may at any time thereafter, acting reasonably, notify the other Party that it intends to file a notification pursuant to subsection 114(1) of the Competition Act, in which case Pan American and Yamana shall each file their respective notifications pursuant to subsection 114(1) of the Competition Act, and Agnico shall file its respective notification pursuant to subsection 114(1) of the Competition Act, as promptly as practicable but in any event within ten Business Days following the date Pan American or Yamana, as applicable, notified the other Party of its intention to file a notification.

(b)	The Parties shall, and shall cause their respective Subsidiaries, as applicable, to, file, as promptly as practicable after the Activation Time, any other filings or notifications under any other applicable federal, provincial, state or foreign Law required to obtain any other Regulatory Approvals.

(c)	All filing fees (including any Taxes thereon) in respect of any filing made to any Governmental Entity in respect of any Regulatory Approvals shall be shared by Pan American, Agnico and Yamana equally.

(d)	The Parties shall use their commercially reasonable efforts to:

(i)	obtain the Regulatory Approvals at the earliest possible date. For greater certainty, but without limiting the generality of the foregoing, the Parties shall request that the Regulatory Approvals be processed by the applicable Governmental Entity on an expedited basis and, to the extent that a public hearing is held, the Parties shall request the earliest possible hearing date for the consideration of the Regulatory Approvals;

(ii)	respond promptly to any request for additional information or documentary materials made by any Governmental Entity in connection with the Regulatory Approvals; and

(iii)	make such further filings as may be necessary, proper or advisable in connection therewith.

(e)	With respect to obtaining the Regulatory Approvals, each of the Parties shall cooperate with one another and shall provide such assistance as each other Party may reasonably request in connection with obtaining the Regulatory Approvals. Each Party shall keep the other Parties reasonably informed as to the progress of obtaining the Regulatory Approvals. In particular:

(i)	no Party shall extend or consent to any extension of any applicable waiting or review period or enter into any agreement with a Governmental Entity to not consummate the transactions contemplated by this Agreement, except upon the prior written consent of the other Party;

(ii)	the Parties shall exchange drafts of all submissions, correspondence, filings, presentations, applications, plans, consent agreements and other documents to be made or submitted to or filed with any Governmental Entity in respect of the transactions contemplated by this Agreement, will consider in good faith any suggestions made by each other Party and its counsel and will provide each other Party and its counsel with final copies of all such submissions, correspondence, filings, presentations, applications, plans, consent agreements and other documents, and all pre-existing business records or other documents, submitted to or filed with any Governmental Entity in respect of the transactions contemplated by this Agreement; provided, however, that, subject to Section 6.7(f), information indicated by a Party to be competitively sensitive shall be provided on an external counsel-only basis;

(iii)	each Party will keep the other Parties and their respective counsel fully apprised of all written (including email) and oral communications and all meetings with any Governmental Entity and their staff in respect of the Regulatory Approvals, and will not participate in such communications or meetings without giving each other Party, and their respective counsel the opportunity to participate therein; provided, however, that, subject to Section 6.7(f), where competitively sensitive information may be discussed or communicated, the external legal counsel of each other Party shall be provided with any such communications or information on an external counsel-only basis and shall have the right to participate in any such meetings on an external counsel-only basis; and

(iv)	each Party shall make available its Representatives, on the reasonable request of a Party and its counsel, to assist in obtaining the Regulatory Approvals, including by (i) making introductions to, and arranging meetings with, key stakeholders and leaders of Governmental Entities and participating in those meetings, (ii) providing strategic input, including on any materials prepared for obtaining the Regulatory Approvals, and (iii) responding promptly to requests for support, documents, information, comments or input where reasonably requested in connection with the Regulatory Approvals.

(f)	With respect to Sections 6.7(e)(ii) and (iii) above, where a Party (in this Section 6.7 only, the “Disclosing Party”) provides any submissions, communications, information, correspondence, filings, presentations, applications, plans, consent agreements or other documents to another Party (the “Receiving Party”) on an external counsel-only basis, the Disclosing Party shall also provide the Receiving Party with a redacted version of any such submissions, communications, information, correspondence, filings, presentations, applications, plans, consent agreements or other documents.

(g)	None of the Parties shall enter into any transaction, investment, agreement, arrangement or joint venture or take any other action, the effect of which would reasonably be expected to make obtaining the Regulatory Approvals materially more difficult or challenging, or reasonably be expected to materially delay the obtaining of the Regulatory Approvals.

(h)	The Parties shall use (and shall cause their respective Subsidiaries to use) their respective commercially reasonable efforts to take or cause to be taken all actions necessary or advisable on their respective parts to consummate the transactions contemplated by this Agreement as promptly as practicable after the Activation Time.

6.8	Certain Yamana Covenants Regarding Non-Solicitation

(a)	Except as otherwise expressly provided in this Section 6.8, Yamana shall not, and Yamana shall cause its Subsidiaries and its and their respective directors, officers, and employees, and shall use its reasonable best efforts to cause its other Representatives, not to:

(i)	solicit, assist, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing confidential information or entering into any form of agreement, arrangement or understanding (other than a confidentiality agreement pursuant to Section 6.8(e))) any inquiry, proposal or offer that constitutes or would reasonably be expected to constitute or lead to a Yamana Acquisition Proposal;

(ii)	enter into, engage in, continue or otherwise participate in any discussions or negotiations with any Person (other than Pan American, Agnico and their respective Subsidiaries or affiliates) in respect of any inquiry, proposal or offer that constitutes or would reasonably be expected to constitute or lead to a Yamana Acquisition Proposal, it being acknowledged and agreed that, provided Yamana is then in compliance with its obligations under this Section 6.8, Yamana may (A) advise any Person of the restrictions of this Agreement, (B) advise a Person who has submitted a written Yamana Acquisition Proposal of the conclusion (without further communication) that its Yamana Acquisition Proposal does not constitute a Yamana Superior Proposal or (C) communicate with any Person solely for the purposes of clarifying the terms of any inquiry, proposal or offer made by such Person;

(iii)	accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking relating to any Yamana Acquisition Proposal (other than a confidentiality agreement pursuant to Section 6.8(e));

(iv)	(A) (1) fail to make, or withdraw, amend, modify or qualify, in a manner adverse to Pan American or Agnico or fail to publicly reaffirm (without qualification) the Yamana Board Recommendation, or its recommendation of the Arrangement within five Business Days (and in any case prior to the third Business Day prior to the date of the Yamana Meeting) after having been requested in writing by Pan American or Agnico to do so (acting reasonably), or (2) accept, approve, endorse or recommend a Yamana Acquisition Proposal (or publicly propose to do so), or (3) take no position or a neutral position with respect to a Yamana Acquisition Proposal for more than five Business Days (or beyond the third Business Day prior to the date of the Yamana Meeting, if such date is sooner) after the public announcement of such Yamana Acquisition Proposal; or (B) resolve or propose to take any of the foregoing actions ((A) or (B) each a “Yamana Change in Recommendation”); or

(v)	make any public announcement or take any other action inconsistent with the Yamana Board Recommendation.

(b)	Yamana shall, and shall cause its Subsidiaries and Representatives to, immediately cease any existing solicitation, discussions, negotiations or other activities commenced prior to the Activation Time with any Person (other than Pan American, Agnico, or their respective Subsidiaries or affiliates) conducted by Yamana or any of its Subsidiaries or Representatives with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to constitute or lead to, a Yamana Acquisition Proposal, and, in connection therewith, Yamana will discontinue access to and disclosure of its and its Subsidiaries’ confidential information (and not allow access to or disclosure of any such confidential information, or any data room, virtual or otherwise) and shall as soon as possible after the Activation Time, and in any event within two Business Days of the Activation Time, request, and use its commercially reasonable efforts to exercise all rights it has (or cause its Subsidiaries to exercise any rights that they have) to require the return or destruction of all confidential information regarding Yamana and its Subsidiaries previously provided in connection therewith to any Person other than Pan American to the extent such information has not already been returned or destroyed and use commercially reasonable efforts to ensure that such obligations are fulfilled.

(c)	Yamana represents and warrants as of the date of this Agreement that, in the year prior to the date of this Agreement, neither Yamana nor any of its Subsidiaries has waived any standstill, confidentiality, non-disclosure, business purpose, use or similar agreement or restriction to which Yamana or any of its Subsidiaries is a Party. Yamana covenants and agrees that (i) it shall enforce each standstill, confidentiality, non-disclosure, business purpose, use or similar agreement or restriction to which Yamana or any of its Subsidiaries is a party, and (ii) neither Yamana nor any of its Subsidiaries nor any of their respective Representatives has (within the last 12 months) or will, without the prior written consent of Pan American and Agnico (which may be withheld or delayed in each of Pan American’s and Agnico’s sole and absolute discretion), release any Person from, or waive, amend, suspend or otherwise modify such Person’s obligations respecting Yamana, or any of its Subsidiaries, under any standstill, confidentiality, non-disclosure, business purpose, use or similar agreement or restriction to which Yamana or any of its Subsidiaries is a party; provided, however, that the Parties acknowledge and agree that the automatic termination or release of any such standstill, confidentiality, non-disclosure, business purpose, use or similar agreement or restriction in accordance with its terms shall not be a breach of this Section 6.8(c).

(d)	Yamana shall as soon as practicable, and in any event within 24 hours, notify Pan American and Agnico (orally at first and then in writing, in each case within 24 hours) if it receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes or would reasonably be expected to constitute or lead to a Yamana Acquisition Proposal, of such Yamana Acquisition Proposal, inquiry, proposal or offer, including the identity of the Person making such Yamana Acquisition Proposal, inquiry, proposal or offer and the material terms and conditions thereof and copies of all material or substantive documents received in respect of, from or on behalf of any such Person. Yamana shall keep Pan American and Agnico promptly and fully informed of the material developments and discussions and negotiations with respect to such Yamana Acquisition Proposal, inquiry, proposal or offer, including any material changes, modifications or other amendments thereto.

(e)	Notwithstanding any other provision of this Agreement, if at any time following the Activation Time, and prior to the Yamana Shareholder Approval having been obtained, Yamana receives a request for material non-public information or to enter into discussions, from a Person that proposes to Yamana an unsolicited bona fide written Yamana Acquisition Proposal that did not result from a breach of this Section 6.8 (and which has not been withdrawn) and the Yamana Board determines, in good faith after consultation with its outside financial and legal advisors, that such Yamana Acquisition Proposal constitutes or would reasonably be expected to constitute a Yamana Superior Proposal (disregarding, for the purposes of such determination, any due diligence or access condition to which such Yamana Acquisition Proposal is subject), then, and only in such case, Yamana may (x) enter into, participate in, facilitate and maintain discussions or negotiations with, and otherwise cooperate with or assist, the Person making such Yamana Acquisition Proposal, and (y) provide the Person making such Yamana Acquisition Proposal with, or access to, confidential information regarding Yamana and its Subsidiaries, but only to the extent that Pan American and Agnico had previously been, or is concurrently, provided with, or access to, the same information, if, and only if:

(i)	prior to participating in any discussions or negotiations with such Person or providing such Person with, or access to, confidential information regarding Yamana and its Subsidiaries: (A) Yamana promptly delivers a written notice to Pan American and Agnico stating its intention to participate in such discussions or negotiations and to provide such Person with, or access to, confidential information regarding Yamana and its Subsidiaries, which notice shall include confirmation of the determination by the Yamana Board that such Yamana Acquisition Proposal constitutes or would reasonably be expected to constitute a Yamana Superior Proposal; and (B) Yamana has entered into a confidentiality and standstill agreement on terms no less favourable in aggregate to Yamana than the Confidentiality Agreement and a true, complete and final executed copy of such agreement is provided to Pan American and Agnico; and

(ii)	Yamana has been, and continues to be, in compliance with this Section 6.8.

(f)	Notwithstanding any other provision of this Agreement, Yamana may make a Yamana Change in Recommendation and/or approve, accept or enter into an agreement to implement a Yamana Superior Proposal, if and only if all of the following conditions are satisfied:

(i)	the Yamana Board has determined that the Yamana Acquisition Proposal constitutes a Yamana Superior Proposal;

(ii)	the Yamana Shareholder Approval has not been obtained;

(iii)	Yamana has been, and continues to be, in compliance with this Section 6.8 in all material respects;

(iv)	Yamana has provided Pan American and Agnico with: (A) a notice in writing that the Yamana Board has determined that there is a Yamana Superior Proposal; (B) confirmation of the determination by the Yamana Board of the value or range of values in financial terms that the Yamana Board, in consultation with its financial advisors, has determined should be ascribed to any non-cash consideration offered under such Yamana Superior Proposal; (C) confirmation of the intention of Yamana to enter into a definitive agreement with respect to such Yamana Superior Proposal, if applicable; and (D) a copy of the proposed definitive agreement for the Yamana Superior Proposal and all supporting materials (including any financing documents supplied to Yamana in connection therewith);

(v)	at least five Business Days (the “Pan American and Agnico Response Period”) shall have elapsed from the date Pan American and Agnico received the notice and documentation referred to in Section 6.8(f)(iv) from Yamana;

(vi)	during any Pan American and Agnico Response Period, Pan American and Agnico had the opportunity (but not the obligation), in accordance with Section 6.8(h), to offer to amend this Agreement and the Arrangement in order for such Yamana Acquisition Proposal to cease to be a Yamana Superior Proposal;

(vii)	if Pan American and Agnico have proposed to amend the terms of the Arrangement in accordance with Section 6.8, the Yamana Board shall have determined, in good faith, after consultation with its outside financial and legal advisors, that the Yamana Acquisition Proposal remains a Yamana Superior Proposal compared to the proposed amendment to the terms of the Arrangement by Pan American and Agnico, if applicable; and

(viii)	prior to or concurrently with entering into a definitive agreement with respect to such Yamana Superior Proposal, Yamana terminates this Agreement pursuant to Section 8.2(a)(iv)(F) and pays the Yamana Termination Fee pursuant to Section 8.3(a).

(g)	For greater certainty, notwithstanding any Yamana Change in Recommendation in accordance with Section 6.8(f), unless this Agreement has been terminated in accordance with its terms, Yamana shall cause the Yamana Meeting to occur and the Arrangement Resolution to be put to the Yamana Shareholders thereat for consideration in accordance with this Agreement, and Yamana shall not, except as required by applicable Law, submit to a vote of its shareholders any Yamana Acquisition Proposal other than the Arrangement Resolution prior to the termination of this Agreement.

(h)	Yamana acknowledges and agrees that, during the Pan American and Agnico Response Period or such longer period as Yamana may approve for such purpose, Pan American and Agnico shall have the opportunity, but not the obligation, to propose to amend the terms of this Agreement, including an increase in, or modification of, the Consideration. The Yamana Board will review any such proposal to determine in good faith whether Pan American’s and Agnico’s proposal to amend this Agreement would result in the Yamana Acquisition Proposal ceasing to be a Yamana Superior Proposal. If the Yamana Board determines that the Yamana Acquisition Proposal is not a Yamana Superior Proposal as compared to the proposed amendments to the terms of this Agreement, it will promptly advise Pan American and Agnico and enter into an amended agreement with Pan American and Agnico reflecting such proposed amendments. If the Yamana Board continues to believe in good faith, after consultation with its financial advisors and outside legal counsel, that such Yamana Acquisition Proposal remains a Yamana Superior Proposal and therefore rejects Pan American’s and Agnico’s offer to amend this Agreement and the Arrangement, if any, Yamana may, subject to compliance with the other provisions hereof, make a Yamana Change in Recommendation and/or enter into an agreement to implement a Yamana Superior Proposal. Each successive modification of any Yamana Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Yamana Shareholders or other material terms or conditions thereof shall constitute a new Yamana Acquisition Proposal for the purposes of this Section 6.8 and Pan American and Agnico shall be afforded a new Pan American and Agnico Response Period in respect of each such Yamana Acquisition Proposal from the date on which Pan American and Agnico received the notice and documentation referred to in Section 6.8(f)(iv) in respect of such new Yamana Superior Proposal from Yamana.

(i)	The Yamana Board shall promptly reaffirm the Yamana Board Recommendation by press release after any Yamana Acquisition Proposal which is determined to not be a Yamana Superior Proposal is publicly announced or the Yamana Board determines that a proposed amendment to the terms of this Agreement as contemplated under Section 6.8(h) would result in a Yamana Acquisition Proposal no longer being a Yamana Superior Proposal. Yamana shall provide Pan American and Agnico and their outside legal counsel with a reasonable opportunity to review the form and content of any such press release and shall give reasonable consideration to such comments.

(j)	In circumstances where Yamana provides Pan American and Agnico with notice of a Yamana Superior Proposal and all documentation contemplated by Section 6.8(f)(iv) on a date that is less than seven Business Days prior to the Yamana Meeting, Yamana may, or if and as requested by Pan American and Agnico, Yamana shall, either proceed with or postpone the Yamana Meeting to a date that is not more than seven Business Days after the scheduled date of such Yamana Meeting, as directed by Pan American and Agnico, provided, however, that the Yamana Meeting shall not be adjourned or postponed to a date later than the seventh Business Day prior to the Outside Date.

(k)	Without limiting the generality of the foregoing, Yamana shall advise its Subsidiaries and its Representatives of the prohibitions set out in this Section 6.8 and any violation of the restrictions set forth in this Section 6.8 by Yamana, its Subsidiaries or Representatives is deemed to be a breach of this Section 6.8 by Yamana.

6.9	Certain Pan American Covenants Regarding Non-Solicitation

(a)	Except as otherwise expressly provided in this Section 6.9, Pan American shall not, and Pan American shall cause its Subsidiaries and its and their respective directors, officers and employees, and shall use its reasonable best efforts to cause its other Representatives, not to:

(i)	solicit, assist, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing confidential information or entering into any form of agreement, arrangement or understanding (other than a confidentiality agreement pursuant to Section 6.9(e))) any inquiry, proposal or offer that constitutes or would reasonably be expected to constitute or lead to a Pan American Acquisition Proposal;

(ii)	enter into, engage in, continue or otherwise participate in any discussions or negotiations with any Person (other than Yamana, Agnico and their respective Subsidiaries or affiliates) in respect of any inquiry, proposal or offer that constitutes or would reasonably be expected to constitute or lead to a Pan American Acquisition Proposal, it being acknowledged and agreed that, provided Pan American is then in compliance with its obligations under this Section 6.9, Pan American may (A) advise any Person of the restrictions of this Agreement, (B) advise a Person who has submitted a written Pan American Acquisition Proposal of the conclusion (without further communication) that its Pan American Acquisition Proposal does not constitute a Pan American Superior Proposal or (C) communicate with any Person solely for the purposes of clarifying the terms of any inquiry, proposal or offer made by such Person;

(iii)	accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking relating to any Pan American Acquisition Proposal (other than a confidentiality agreement pursuant to Section 6.9(e));

(iv)	(A) (1) fail to make, or withdraw, amend, modify or qualify, in a manner adverse to Yamana or fail to publicly reaffirm (without qualification) the Pan American Board Recommendation within five Business Days (and in any case prior to the third Business Day prior to the date of the Pan American Meeting) after having been requested in writing by Yamana to do so (acting reasonably), or (2) accept, approve, endorse or recommend a Pan American Acquisition Proposal (or publicly propose to do so), or (3) take no position or a neutral position with respect to a Pan American Acquisition Proposal for more than five Business Days (or beyond the third Business Day prior to the date of the Pan American Meeting, if such date is sooner) after the public announcement of such Pan American Acquisition Proposal; or (B) resolve or propose to take any of the foregoing actions ((A) or (B) each a “Pan American Change in Recommendation”); or

(v)	make any public announcement or take any other action inconsistent with the Pan American Board Recommendation.

(b)	Pan American shall, and shall cause its Subsidiaries and Representatives to, immediately cease any existing solicitation, discussions, negotiations or other activities commenced prior to the Activation Time with any Person (other than Yamana, Agnico and their respective Subsidiaries or affiliates) conducted by Pan American or any of its Subsidiaries or Representatives with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to constitute or lead to, a Pan American Acquisition Proposal, and, in connection therewith, Pan American will discontinue access to and disclosure of its and its Subsidiaries’ confidential information (and not allow access to or disclosure of any such confidential information, or any data room, virtual or otherwise) and shall as soon as possible after the Activation Time, and in any event within two Business Days of the Activation Time, request, and use its commercially reasonable efforts to exercise all rights it has (or cause its Subsidiaries to exercise any rights that they have) to require the return or destruction of all confidential information regarding Pan American and its Subsidiaries previously provided in connection therewith to any Person other than Yamana and Agnico to the extent such information has not already been returned or destroyed and use commercially reasonable efforts to ensure that such obligations are fulfilled.

(c)	Pan American represents and warrants as of the date of this Agreement that, in the year prior to the date of this Agreement, neither Pan American nor any of its Subsidiaries has waived any standstill, confidentiality, non-disclosure, business purpose, use or similar agreement or restriction to which Pan American or any of its Subsidiaries is a Party. Pan American covenants and agrees that (i) it shall enforce each standstill, confidentiality, non-disclosure, business purpose, use or similar agreement or restriction to which Pan American or any of its Subsidiaries is a party, and (ii) neither Pan American nor any of its Subsidiaries nor any of their respective Representatives has (within the last 12 months) or will, without the prior written consent of Yamana (which may be withheld or delayed in Yamana’s sole and absolute discretion), release any Person from, or waive, amend, suspend or otherwise modify such Person’s obligations respecting Pan American, or any of its Subsidiaries, under any standstill, confidentiality, non-disclosure, business purpose, use or similar agreement or restriction to which Pan American or any of its Subsidiaries is a party; provided, however, that the Parties acknowledge and agree that the automatic termination or release of any such standstill, confidentiality, non- disclosure, business purpose, use or similar agreement or restriction in accordance with its terms shall not be a breach of this Section 6.9(c).

(d)	Pan American shall as soon as practicable, and in any event within 24 hours, notify Yamana (orally at first and then in writing, in each case within 24 hours) if it receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes or would reasonably be expected to constitute or lead to a Pan American Acquisition Proposal, of such Pan American Acquisition Proposal, inquiry, proposal or offer, including the identity of the Person making such Pan American Acquisition Proposal, inquiry, proposal or offer and the material terms and conditions thereof and copies of all material or substantive documents received in respect of, from or on behalf of any such Person. Pan American shall keep Yamana promptly and fully informed of the material developments and discussions and negotiations with respect to such Pan American Acquisition Proposal, inquiry, proposal or offer, including any material changes, modifications or other amendments thereto.

(e)	Notwithstanding any other provision of this Agreement, if at any time following the Activation Time, and prior to the Pan American Shareholder Approval having been obtained, Pan American receives a request for material non-public information or to enter into discussions, from a Person that proposes to Pan American an unsolicited bona fide written Pan American Acquisition Proposal that did not result from a breach of this Section 6.9 (and which has not been withdrawn) and the Pan American Board determines, in good faith after consultation with its outside financial and legal advisors, that such Pan American Acquisition Proposal constitutes or would reasonably be expected to constitute a Pan American Superior Proposal (disregarding, for the purposes of such determination, any due diligence or access condition to which such Pan American Acquisition Proposal is subject), then, and only in such case, Pan American may (x) enter into, participate in, facilitate and maintain discussions or negotiations with, and otherwise cooperate with or assist the Person making such Pan American Acquisition Proposal, and (y) provide the Person making such Pan American Acquisition Proposal with, or access to, confidential information regarding Pan American and its Subsidiaries, but only to the extent that Yamana had previously been, or is concurrently, provided with, or access to, the same information, if, and only if:

(i)	prior to participating in any discussions or negotiations with such Person or providing such Person with, or access to, confidential information regarding Pan American and its Subsidiaries: (A) Pan American promptly delivers a written notice to Yamana stating its intention to participate in such discussions or negotiations and to provide such Person with, or access to, confidential information regarding Pan American and its Subsidiaries, which notice shall include confirmation of the determination by the Pan American Board that such Pan American Acquisition Proposal constitutes or would reasonably be expected to constitute a Pan American Superior Proposal; and (B) Pan American has entered into a confidentiality and standstill agreement on terms no less favourable in aggregate to Pan American than the Confidentiality Agreement and a true, complete and final executed copy of such agreement is provided to Yamana; and (ii) Pan American has been, and continues to be, in compliance with this Section 6.9.

(f)	Notwithstanding any other provisions of this Agreement, Pan American may make a Pan American Change in Recommendation and/or approve, accept or enter into an agreement to implement a Pan American Superior Proposal if and only if all of the following conditions are satisfied:

(i)	the Pan American Board has determined that the Pan American Acquisition Proposal constitutes a Pan American Superior Proposal;

(ii)	the Pan American Shareholder Approval has not been obtained;

(iii)	Pan American has been, and continues to be, in compliance with this Section 6.9 in all material respects;

(iv)	Pan American has provided Yamana with: (A) a notice in writing that the Pan American Board has determined that there is a Pan American Superior Proposal; (B) confirmation of the determination by the Pan American Board of the value or range of values in financial terms that the Pan American Board, in consultation with its financial advisors, has determined should be ascribed to any non-cash consideration offered under such Pan American Superior Proposal; (C) confirmation of the intention of Pan American to enter into a definitive agreement with respect to such Pan American Superior Proposal, if applicable; and (D) a copy of the proposed definitive agreement for the Pan American Superior Proposal and all supporting materials (including any financing documents supplied to Pan American in connection therewith);

(v)	at least five Business Days (the “Yamana Response Period”) shall have elapsed from the date Yamana received the notice and documentation referred to in Section 6.9(f)(iv) from Pan American;

(vi)	during any Yamana Response Period, Yamana had the opportunity (but not the obligation), in accordance with 6.9(h), to offer to amend this Agreement and the Arrangement in order for such Pan American Acquisition Proposal to cease to be a Pan American Superior Proposal;

(vii)	if Yamana has proposed to amend the terms of the Arrangement in accordance with Section 6.9(h), the Pan American Board shall have determined, in good faith, after consultation with its outside financial and legal advisors, that the Pan American Acquisition Proposal remains a Pan American Superior Proposal compared to the proposed amendment to the terms of the Arrangement by Yamana, if applicable; and

(viii)	prior to or concurrently with entering into a definitive agreement in respect of such Pan American Superior Proposal, Pan American terminates this Agreement pursuant to Section 8.2(a)(v) and pays the Pan American Termination Fee pursuant to Section 8.3(b)(iii).

(g)	For greater certainty, notwithstanding any Pan American Change in Recommendation in accordance with Section 6.9(f), unless this Agreement has been terminated in accordance with its terms, Pan American shall cause the Pan American Meeting to occur and the Pan American Resolution to be put to the Pan American Shareholders thereat for consideration in accordance with this Agreement, and Pan American shall not, except as required by applicable Law, submit to a vote of its shareholders any Pan American Acquisition Proposal other than the Pan American Resolution prior to the termination of this Agreement.

(h)	Pan American acknowledges and agrees that, during the Yamana Response Period or such longer period as Pan American may approve for such purpose, Yamana shall have the opportunity, but not the obligation, to propose to amend the terms of this Agreement, including a modification of the Consideration. The Pan American Board will review any such proposal to determine in good faith whether Yamana’s proposal to amend this Agreement would result in the Pan American Acquisition Proposal ceasing to be a Pan American Superior Proposal. If the Pan American Board determines that the Pan American Acquisition Proposal is not a Pan American Superior Proposal as compared to the proposed amendments to the terms of this Agreement, it will promptly advise Yamana and enter into an amended agreement with Yamana reflecting such proposed amendments. If the Pan American Board continues to believe in good faith, after consultation with its financial advisors and outside legal counsel, that such Pan American Acquisition Proposal remains a Pan American Superior Proposal and therefore rejects Yamana’s offer to amend this Agreement and the Arrangement, if any, Pan American may, subject to compliance with the other provisions hereof, make a Pan American Change in Recommendation and/or enter into an agreement to implement a Pan American Superior Proposal. Each successive modification of any Pan American Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Pan American Shareholders or other material terms or conditions thereof shall constitute a new Pan American Acquisition Proposal for the purposes of this Section 6.9 and Yamana shall be afforded a new Yamana Response Period in respect of each such Pan American Acquisition Proposal from the date on which Yamana received the notice and documentation referred to in Section 6.9(f)(iv) in respect of such new Pan American Superior Proposal from Pan American.

(i)	The Pan American Board shall promptly reaffirm the Pan American Board Recommendation by press release after any Pan American Acquisition Proposal which is determined to not be a Pan American Superior Proposal is publicly announced or the Pan American Board determines that a proposed amendment to the terms of this Agreement as contemplated under Section 6.9(h) would result in a Pan American Acquisition Proposal no longer being a Pan American Superior Proposal. Pan American shall provide Yamana and its outside legal counsel with a reasonable opportunity to review the form and content of any such press release and shall give reasonable consideration to such comments.

(j)	In circumstances where Pan American provides Yamana with notice of a Pan American Superior Proposal and all documentation contemplated by Section 6.9(f)(iv) on a date that is less than seven Business Days prior to the Pan American Meeting, Pan American may, or if and as requested by Yamana, Pan American shall, either proceed with or postpone the Pan American Meeting to a date that is not more than seven Business Days after the scheduled date of such Pan American Meeting, as directed by Yamana, provided, however, that the Pan American Meeting shall not be adjourned or postponed to a date later than the seventh Business Day prior to the Outside Date.

(k)	Without limiting the generality of the foregoing, Pan American shall advise its Subsidiaries and its Representatives of the prohibitions set out in this Section 6.9 and any violation of the restrictions set forth in this Section 6.9 by Pan American, its Subsidiaries or Representatives is deemed to be a breach of this Section 6.9 by Pan American.

6.10	Access to Information; Confidentiality

(a)	From the Activation Time until the earlier of the Effective Time and the termination of this Agreement pursuant to its terms, subject to compliance with applicable Laws, each of Pan American, Agnico and Yamana shall, and shall cause its Representatives to, afford to the other Parties and their respective representatives such access as the other Parties may reasonably require at all reasonable times, to its officers, employees, agents, properties, books, records and contracts, and shall furnish each other Party with all data and information as it may reasonably request; provided that the Party furnishing data or information (the “Furnishing Party”) shall not be required to (or to cause any of the Furnishing Party’s Subsidiaries to) afford such access or furnish such information to the extent that the Furnishing Party believes, in its reasonable good faith judgment, that doing so would (i) result in the loss of attorney-client, work product or other privilege, (ii) result in the disclosure of any trade secrets of third parties or violate any obligations of the Furnishing Party or any of the Furnishing Party’s Subsidiaries with respect to confidentiality to any third party, or otherwise breach, contravene or violate any such effective Contract to which the Furnishing Party or any Subsidiary of the Furnishing Party is a party or (iii) breach, contravene or violate any applicable Law; provided that the Furnishing Party shall use its reasonable best efforts to cause such information to be provided in a manner that would not violate the foregoing, and provided that nothing in this section shall limit the obligations contained in this Section 6.10.

(b)	Pan American, Agnico and Yamana acknowledge and agree that information furnished pursuant to this Section 6.10 shall be subject to the terms and conditions of the Confidentiality Agreement. Any such investigation by a Party and its representatives shall not mitigate, diminish or affect the representations and warranties of the other Party contained in this Agreement or any document or certificate given pursuant hereto.

6.11	Insurance and Indemnification

(a)	Prior to the Effective Time, Yamana shall purchase customary “tail” policies of directors’ and officers’ liability insurance from a reputable and financially sound insurance carrier and containing terms and conditions no less favourable in the aggregate to the protection provided by the policies maintained by Yamana and its Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Time, and after the Effective Time:

(i)	Pan American will and will cause Yamana and its Subsidiaries (other than Subsidiaries comprising the Canadian Assets) and any successor to Yamana; and

(ii)	Agnico will and will cause any Subsidiaries comprising the Canadian Assets,

to maintain such “tail” policies in effect without any reduction in scope or coverage for six years from the Effective Time; provided, that Pan American, Agnico and the Subsidiaries shall not be required to pay any amounts in respect of such coverage prior to the Effective Time and provided further that the cost of such policies shall not exceed 300% (the “Base Premium”) of Yamana’s current annual aggregate premium for policies currently maintained by Yamana or its Subsidiaries; provided further, however, that if such insurance can only be obtained at a premium in excess of the Base Premium, Yamana may purchase the most advantageous policies of directors’ and officers’ liability insurance reasonably available for an annual premium in excess of the Base Premium, and after the Effective Time:

(i)	Pan American shall cause Yamana and its Subsidiaries (other than Subsidiaries comprising the Canadian Assets) and any successor to Yamana; and

(ii)	Agnico shall and shall cause any Subsidiaries comprising the Canadian Assets,

to maintain such coverage for six years from the Effective Date. From and after the Effective Time, Pan American, Agnico and Yamana, as applicable, agree not to take any action to terminate such directors’ and officers’ liability insurance or materially adversely affect the rights of Yamana’s present and former directors and officers thereunder.

(b)	After the Effective Time, Pan American will and will cause Yamana and its Subsidiaries (other than Subsidiaries comprising the interests purchased by Agnico pursuant to the Asset Sale) and any successor to Yamana, and Agnico will and will cause any Subsidiaries comprising the interests purchased by Agnico pursuant to the Asset Sale, to honour all rights to indemnification or exculpation now existing in favour of present and former employees, officers and directors of Yamana and its Subsidiaries under Law and under the articles or other constating documents of Yamana and/or its Subsidiaries or under any agreement or contract of any indemnified Person with Yamana or with any of its Subsidiaries, and acknowledges that such rights shall survive the completion of the Plan of Arrangement, and, to the extent within the control of Pan American, Pan American shall ensure that the same shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such indemnified Person and shall continue in full force and effect in accordance with their terms for a period of not less than six years from the Effective Date.

(c)	If Pan American, Agnico, Yamana or any of its Subsidiaries or any of their respective successors or assigns (x) consolidates with or merges into any other Person and is not a continuing or surviving corporation or entity of such consolidation or merger, or (y) transfers all or substantially all of its properties and assets to any Person, then after the Effective Time:

(i)	Pan American shall cause Yamana and its Subsidiaries (other than Subsidiaries comprising the Canadian Assets) and any successor to Yamana; and

(ii)	Agnico shall and shall cause any Subsidiaries comprising the Canadian Assets,

to ensure that any such successor or assign (including, as applicable, any acquirer of substantially all of the properties and assets of Pan American, Agnico, Yamana or any of its Subsidiaries or any of their respective successors or assigns, as applicable) assumes all of the obligations set forth in this Section 6.11.

(d)	The provisions of this Section 6.11 are intended for the benefit of, and shall be enforceable by, each insured or indemnified Person, his or her heirs and his or her legal representatives and, for such purpose, Yamana hereby confirms that it is acting as trustee on their behalf, and agrees to enforce the provisions of this Section 6.11 on their behalf. Furthermore, this Section 6.11 shall survive the termination of this Agreement as a result of the occurrence of the Effective Date for a period of six years.

6.12	Pre-Acquisition Reorganization

(a)	Subject to Section 6.12(b), Yamana agrees that, upon request of Pan American and Agnico, Yamana shall use its commercially reasonable efforts to (i) perform such reorganizations of its corporate structure, capital structure, business, operations and assets or such other transactions as Pan American and Agnico may request prior to the Effective Date, acting reasonably (each a “Pre-Acquisition Reorganization”), and the Plan of Arrangement, if required, shall be modified accordingly, and (ii) cooperate with Pan American and Agnico and their advisors to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they would most effectively be undertaken.

(b)	Yamana and its Subsidiaries will not be obligated to participate in any Pre-Acquisition Reorganization under Section 6.12(a) unless such Pre-Acquisition Reorganization, in the opinion of Yamana, acting reasonably:

(i)	cannot reasonably be expected to result in any Taxes being imposed on, or any adverse Tax consequences to the Yamana Shareholders incrementally greater than the Taxes to such party in connection with the consummation of the Arrangement in the absence of any Pre-Acquisition Reorganization;

(ii)	is not prejudicial to Yamana and its Subsidiaries, taken as a whole, or Yamana Securityholders in any material respect;

(iii)	does not require Yamana to obtain the approval of Yamana Securityholders or proceed absent any required consent of any third party (including any Regulatory Approval);

(iv)	does not result in any material breach by Yamana or any of its Subsidiaries of any Yamana Material Contract, Regulatory Approval or their respective organizational documents or applicable Law;

(v)	does not unreasonably interfere with Yamana’s material operations prior to the Effective Time;

(vi)	does not require Yamana or its Subsidiaries to contravene any Contract, Regulatory Approval or applicable Laws, or their respective organizational documents;

(vii)	can be completed prior to the Effective Date; and

(viii)	does not impair the ability of Yamana to consummate, and will not prevent or materially delay the consummation of, the Arrangement, and would not reasonably be expected to prevent any Person from making a Yamana Superior Proposal.

(c)	Pan American and Agnico must provide written notice to Yamana of any proposed Pre- Acquisition Reorganization in reasonable written detail at least 15 Business Days prior to the Effective Date. Upon receipt of such notice, the Parties shall work cooperatively and use their best efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization, including any amendment to this Agreement or the Plan of Arrangement, and shall seek to the extent practicable to have any such Pre-Acquisition Reorganization made effective not later than the last moment of the Business Day ending immediately prior to the Effective Date (but after each of Pan American and Agnico has waived or confirmed that all of the conditions set out in Section 7.1 and Section 7.2 have been satisfied, other than any such conditions that by their terms can only be satisfied on the Effective Date).

(d)	Unless the Arrangement is not completed due to a breach by Yamana of the terms and conditions of this Agreement or in circumstances that would give rise to the payment by Yamana of a Yamana Termination Fee, each of Pan American and Agnico agrees that it shall jointly and severally (i) be responsible for all reasonable costs and expenses associated with any Pre-Acquisition Reorganization, including professional fees, disbursements, expenses and Taxes, to be carried out at its request and (ii) indemnify and save harmless Yamana and its Subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, Taxes, claims, costs, expenses, interest awards, judgments and penalties suffered or incurred by any of them in connection with or as a result of any such Pre-Acquisition Reorganization (including in respect of any unwinding, reversal, modification or termination of a Pre-Acquisition Reorganization) and that any Pre-Acquisition Reorganization will not be considered in determining whether a representation or warranty of Yamana under this Agreement has been breached (including where any such Pre-Acquisition Reorganization requires the consent of any third party under a Contract). If the Arrangement is not completed (other than due to a breach by Yamana of the terms and conditions of this Agreement or in circumstances that would give rise to the payment by Yamana of a Yamana Termination Fee), Pan American and Agnico shall reimburse Yamana forthwith for all reasonable fees and expenses (including any professional fees and expenses and Taxes) incurred by Yamana in considering or effecting all or any part of the Pre-Acquisition Reorganization.

(e)	Each of Pan American and Agnico agrees that any Pre-Acquisition Reorganization will not be considered in determining whether a representation or warranty of Yamana under this Agreement has been breached (including where any such Pre-Acquisition Reorganization requires the consent of any third party under a Contract).

Article 7
Conditions

7.1	Mutual Conditions Precedent

The respective obligations of the Parties to complete the Arrangement are subject to the fulfillment of each of the following conditions precedent on or before the Effective Time, each of which may only be waived, in whole or in part, with the mutual consent of the Parties:

(a)	the Arrangement Resolution shall have been duly approved by Yamana Shareholders at the Yamana Meeting in accordance with the Interim Order and applicable Law;

(b)	the Pan American Resolution shall have been duly approved at the Pan American Meeting in accordance with applicable Law;

(c)	the Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement and in form and substance acceptable to each of Pan American, Agnico and Yamana, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to Pan American, Agnico or Yamana, each acting reasonably, on appeal or otherwise;

(d)	no Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Order or Law which is then in effect and has the effect of making the Arrangement illegal or otherwise preventing or prohibiting consummation of the Arrangement, including, for certainty, the transactions contemplated under the Conveyance Agreement;

(e)	the Pan American Shares to be issued pursuant to the Arrangement shall, subject to customary conditions, have been approved for listing on the Nasdaq and TSX;

(f)	the Agnico Shares to be issued pursuant to the Arrangement shall, subject to customary conditions, have been approved for listing on the NYSE and TSX;

(g)	all of the Key Regulatory Approvals shall have been obtained; and

(h)	the Consideration Shares to be issued pursuant to the Arrangement shall be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof.

7.2	Additional Conditions Precedent to the Obligations of Pan American and Agnico

The obligation of Pan American and Agnico to complete the Arrangement is subject to the fulfillment of each of the following additional conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of Pan American and Agnico and may be waived by Pan American and Agnico (or solely in the case of Agnico as it relates to the condition in Section 7.2(f)), in whole or in part at any time, each in its sole discretion, without prejudice to any other rights which Pan American and Agnico may have):

(a)	the representations and warranties of Yamana set forth in: (i) Sections (a) [Organization and Qualification], (b) [Authority Relative to this Agreement], (w)(ii) [Absence of Certain Changes or Events – No Yamana Material Adverse Effect] and (nn) [Canadian Assets] of Schedule 3.1 shall be true and correct in all respects as of the date of this Agreement, and as of the Effective Time as if made as at and as of such time; (ii) the representations and warranties of Yamana set forth in Sections (d)(i) [Subsidiaries] and (g) [Capitalization] of Schedule 3.1 shall be true and correct in all respects (except for de minimis inaccuracies) as of the date of this Agreement, and as of the Effective Time as if made as at and as of such time; and (iii) all other representations and warranties of Yamana set forth in this Agreement shall be true and correct (x) in all respects as of the date of this Agreement, and (y) in all respects as of the Effective Time as if made at and as of such time (disregarding for purposes of this clause (iii)(y) of this Section 7.2(a) any materiality or Yamana Material Adverse Effect qualification contained in any such representation or warranty); except that any representation and warranty in each of the foregoing clauses (i), (ii) and (iii) that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct in all respects as of such date, and except in the case of the foregoing clause (iii)(y) where the failure to be so true and correct in all respects, individually and in the aggregate, does not constitute a Yamana Material Adverse Effect, and Yamana shall have provided to Pan American and Agnico a certificate of two senior officers of Yamana certifying (on Yamana’s behalf and without personal liability) the foregoing dated the Effective Date;

(b)	Yamana shall have complied in all material respects with its covenants herein and Yamana shall have provided to Pan American and Agnico a certificate of two senior officers of Yamana certifying (on Yamana’s behalf and without personal liability) compliance with such covenants dated the Effective Date;

(c)	there shall not be pending or threatened in writing any proceeding by any Governmental Entity or any other Person that the Pan American Board and the Agnico Board have determined in good faith, in consultation with their outside legal advisors, is reasonably likely to result in an imposition of material limitations on the ability of Pan American or Agnico, as applicable, to complete the Arrangement or the Asset Sale, as applicable, or acquire or hold, or exercise full rights of ownership of, any Yamana Shares or the Canadian Assets, as applicable;

(d)	since the date of this Agreement, there shall not have occurred, or have been disclosed to the public (if previously undisclosed to the public), any Yamana Material Adverse Effect that has not been cured, and Yamana shall have provided to Pan American and Agnico a certificate of two senior officers of Yamana to that effect (on Yamana’s behalf and without personal liability);

(e)	Dissent Rights shall not have been exercised (or, if exercised, shall not remain unwithdrawn) with respect to more than 5% of the issued and outstanding Yamana Shares; and

(f)	as it relates to the Canadian Assets: (i) except as set forth in Section 6.1(b)(x) of the Yamana Disclosure Letter, Yamana shall not have, leased, disposed of, licensed, or otherwise transferred or agreed to sell, lease, dispose of, license or otherwise transfer any of the Canadian Assets, other than (A) sales and dispositions of raw materials, obsolete or surplus equipment, mine output and other inventories, in each case only the ordinary course of business, or (B) Permitted Liens; (ii) Yamana shall have good title to the Canadian Assets, and the Canadian Assets shall be free and clear of all Liens, other than Permitted Liens; and (iii) there shall have been no breach or non-compliance by Yamana with its covenants, representations or warranties in this Agreement that has resulted in, or is reasonably likely to result in, a material adverse change in respect of the Canadian Assets.

7.3	Additional Conditions Precedent to the Obligations of Yamana

The obligation of Yamana to complete the Arrangement is subject to the fulfillment of each of the following additional conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of Yamana and may be waived by Yamana, in whole or in part at any time, in its sole discretion, without prejudice to any other rights which Yamana may have):

(a)	the representations and warranties of Pan American set forth in (i) Sections (a) [Organization and Qualification], (b) [Authority Relative to this Agreement] and (t) [Absence of Certain Changes or Events – No Pan American Material Adverse Effect] of Schedule 4.1, shall be true and correct in all respects as of the date of this Agreement, and as of the Effective Time as if made as at and as of such time; (ii) the representations and warranties of Pan American set forth in Section (g) [Capitalization] of Schedule 4.1 shall be true and correct in all respects (except for de minimis inaccuracies) as of the date of this Agreement, and as of the Effective Time as if made as at and as of such time; and (iii) all other representations and warranties of Pan American set forth in this Agreement shall be true and correct (x) in all respects as of the date of this Agreement, and (y) in all respects as of the Effective Time as if made at and as of such time (disregarding for purposes of this clause (iii)(y) of this Section 7.3(a) any materiality or Pan American Material Adverse Effect qualification contained in any such representation or warranty); except that any representation and warranty in each of the foregoing clauses (i), (ii) and (iii) that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct in all respects as of such date, and except in the case of the foregoing clause (iii)(y) where the failure to be so true and correct in all respects, individually and in the aggregate, does not constitute a Pan American Material Adverse Effect, and Pan American shall have provided to Yamana a certificate of two senior officers of Pan American certifying (on Pan American’s behalf and without personal liability) the foregoing dated the Effective Date;

(b)	the representations and warranties of Agnico set forth in (i) Sections (a) [Organization and Qualification], (b) [Authority Relative to this Agreement] and (k) [Absence of Certain Changes or Events – No Agnico Material Adverse Effect] of Schedule 5.1 shall be true and correct in all respects as of the date of this Agreement, and as of the Effective Time as if made as at and as of such time; (ii) the representations and warranties of Agnico set forth in Section (e) [Capitalization] of Schedule 5.1 shall be true and correct in all respects (except for de minimis inaccuracies) as of the date of this Agreement, and as of the Effective Time as if made as at and as of such time; and (iii) all other representations and warranties of Agnico set forth in this Agreement shall be true and correct (x) in all respects as of the date of this Agreement, and (y) in all respects as of the Effective Time as if made at and as of such time (disregarding for purposes of this clause (iii)(y) of this Section 7.3(b) any materiality or Pan American Material Adverse Effect qualification contained in any such representation or warranty); except that any representation and warranty in each of the foregoing clauses (i), (ii) and (iii) that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct in all respects as of such date, and except in the case of the foregoing clause (iii)(y) where the failure to be so true and correct in all respects, individually and in the aggregate, does not constitute a Agnico Material Adverse Effect, and Agnico shall have provided to Yamana a certificate of two senior officers of Agnico certifying (on Agnico’s behalf and without personal liability) the foregoing dated the Effective Date;

(c)	Pan American shall have complied in all respects with its covenants in Section 2.14 [Payment of Consideration] and in all material respects with its other covenants herein and Pan American shall have provided to Yamana a certificate of two senior officers of Pan American certifying (on Pan American’s behalf and without personal liability) compliance with such covenants dated the Effective Date;

(d)	Agnico shall have complied in all respects with its covenants in Section 2.14 [Payment of Consideration] and in all material respects with its other covenants herein and Agnico shall have provided to Yamana a certificate of two senior officers of Agnico certifying (on Pan American’s behalf and without personal liability) compliance with such covenants dated the Effective Date;

(e)	since the date of this Agreement, there shall not have occurred, or have been disclosed to the public (if previously undisclosed to the public) any Pan American Material Adverse Effect that has not been cured, and Pan American shall have provided to Yamana a certificate of two senior officers of Pan American to that effect (on Pan American’s behalf and without personal liability); and

(f)	since the date of this Agreement, there shall not have occurred, or have been disclosed to the public (if previously undisclosed to the public) any Agnico Material Adverse Effect that has not been cured, and Agnico shall have provided to Yamana a certificate of two senior officers of Agnico to that effect (on Agnico’s behalf and without personal liability).

7.4	Satisfaction of Conditions

The conditions precedent set out in Section 7.1, Section 7.2 and Section 7.3 shall be conclusively deemed to have been satisfied, waived or released at the Effective Time. For greater certainty, and notwithstanding the terms of any escrow arrangement entered into between the Parties and the Depositary, the cash and Consideration Shares held in escrow by the Depositary pursuant to Section 2.14 hereof shall be released from escrow at the Effective Time without any further act or formality required on the part of any Person.

7.5	Notice and Cure Provisions

(a)	Each Party will give prompt notice to the other Party of the occurrence or failure to occur (in either case, actual, anticipated, contemplated or, to the knowledge of such Party, threatened), at any time from the Activation Time until the Effective Date, of any event or state of facts which occurrence or failure would, or would reasonably be likely to:

(i)	cause any of the representations or warranties of a Party contained herein to be untrue, misleading or inaccurate in any material respect on the date hereof or at the Effective Date; or

(ii)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by a Party prior to or at the Effective Date.

(b)	Notification provided under this Section 7.5 will not affect the representations, warranties, covenants, conditions, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement.

(c)	Pan American and Agnico may not elect to exercise their right to terminate this Agreement pursuant to Section 8.2(a)(iii)(D) [Breach of Representations, Warranties or Covenants by Yamana] and Yamana may not elect to exercise its right to terminate this Agreement pursuant to Section 8.2(a)(iv)(E) [Breach of Representations, Warranties or Covenants by Pan American or Agnico], unless the Party seeking to terminate this Agreement (the “Terminating Party”) has delivered a written notice (“Termination Notice”) to the other Party (the “Breaching Party”) specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Terminating Party asserts as the basis for termination. After delivering a Termination Notice, if the Breaching Party is proceeding diligently to cure such matter and such matter is capable of being cured prior to the Outside Date, the Terminating Party may not exercise such termination right until the earlier of: (i) the Outside Date; and (ii) the date that is ten Business Days following receipt of such Termination Notice by the Breaching Party, if such matter has not been cured by such date; provided that if any matter is not capable of being cured by the Outside Date, the Terminating Party may immediately exercise the applicable termination right.

7.6	Frustration of Conditions

No Party may rely on the failure of any condition set forth in Section 7.1, Section 7.2 or Section 7.3, as applicable, to be satisfied if such failure was caused by such Party’s breach in any material respect of any provision of this Agreement or failure in any material respect to use the standard of efforts required from such Party to consummate the transactions contemplated hereby.

Article 8
Term, Termination, expenses, Amendment and Waiver

8.1	Term

This Agreement shall be effective from the Activation Time until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

8.2	Termination

(a)	This Agreement:

(i)	may be terminated at any time prior to the Effective Time by mutual written agreement of Yamana, Pan American and Agnico;

(ii)	may be terminated at any time prior to the Effective Time by any of Yamana, Pan American or Agnico, if:

(A)	the Effective Time shall not have occurred on or before the Outside Date, except that the right to terminate this Agreement under this Section 8.2(a)(ii)(A) shall not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations and warranties under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by the Outside Date;

(B)	after the date hereof, there shall be enacted or made any applicable Law or Order that remains in effect and that makes consummation of the Arrangement illegal or otherwise prohibits or enjoins Yamana, Pan American or Agnico from consummating the Arrangement and such Law, Order or enjoinment shall have become final and non-appealable;

(C)	the Yamana Shareholder Approval shall not have been obtained at the Yamana Meeting except that the right to terminate this Agreement under this Section 8.2(a)(ii)(C) shall not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations and warranties under this Agreement has been the cause of, or resulted in, the failure to receive the Yamana Shareholder Approval; or

(D)	the Pan American Resolution shall not have been duly approved at the Pan American Meeting except that the right to terminate this Agreement under this Section 8.2(a)(ii)(D) shall not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations and warranties under this Agreement has been the cause of, or resulted in, the failure to receive the approval from Pan American Shareholders.

(iii)	may be terminated at any time prior to the Effective Time by Pan American and Agnico, if:

(A)	a Yamana Change in Recommendation occurs and/or Yamana or any of its Subsidiaries accepts, approves, executes or enters into an agreement to implement a Yamana Superior Proposal;

(B)	Yamana shall have breached Section 6.8 in any material respect;

(C)	a Yamana Material Adverse Effect has occurred which is incapable of being cured prior to the Outside Date; or

(D)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Yamana set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 7.2(a), Section 7.2(b) or Section 7.2(f) not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date.

(iv)	may be terminated at any time prior to the Effective Time by Yamana, if:

(A)	a Pan American Change in Recommendation occurs and/or Pan American or any of its Subsidiaries accepts, approves, executes or enters into an agreement to implement a Pan American Superior Proposal;

(B)	Pan American shall have breached Section 6.9 in any material respect;

(C)	a Pan American Material Adverse Effect has occurred which is incapable of being cured prior to the Outside Date;

(D)	an Agnico Material Adverse Effect has occurred which is incapable of being cured prior to the Outside Date;

(E)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Pan American or Agnico set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 7.3(a),Section 7.3(b), Section 7.3(c) or Section 7.3(d) not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date; or

(F)	prior to the Yamana Shareholder Approval, the entry into by Yamana of, or the Yamana Board authorizes Yamana to enter into, a written agreement (other than a confidentiality agreement pursuant to Section 6.8(e)) with respect to a Yamana Superior Proposal in accordance with Section 6.8(f), provided that Yamana is and has been in compliance with Section 6.8 and that prior to or concurrent with such termination Yamana pays the Yamana Termination Fee in accordance with Section 8.3(a);

(v)	may be terminated at any time prior to the Effective Time by Pan American, if prior to the Pan American Shareholder Approval, the entry into by Pan American of, or the Pan American Board authorizes Pan American to enter into, a written agreement (other than a confidentiality agreement pursuant to Section 6.9(e)) with respect to a Pan American Superior Proposal in accordance with Section 6.9(f), provided that Pan American is and has been in compliance with Section 6.9 and that prior to or concurrent with such termination Pan American pays the Pan American Termination Fee in accordance with Section 8.3(b);

(vi)	shall terminate automatically without any further act of any Party if the Arrangement Resolution (as defined in the Gold Fields Agreement) shall have received the Yamana Shareholder Approval (as defined in the Gold Fields Agreement) at the Yamana Meeting (as defined in the Gold Fields Agreement) in accordance with the Interim Order.

(b)	The Party desiring to terminate this Agreement pursuant to this Section 8.2 (other than pursuant to Section 8.2(a)(i)) shall give written notice of such termination to the other Party, specifying in reasonable detail the basis for such Party’s exercise of its termination right. For certainty, no such written notice shall be required in respect of any termination pursuant to Section 8.2(a)(vi).

(c)	If this Agreement is terminated pursuant to Section 8.1 or Section 8.2, this Agreement shall become void and be of no further force or effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or Representative of such Party) to any other Party hereto, except that: (i) in the event of termination under Section 8.1 as a result of the Effective Time occurring, the provisions of this Section 8.2(c) and Sections 6.11, 6.12, 9.2 and 9.9 and all related definitions set forth in Section 1.1 shall survive for a period of six years thereafter and Section 2.16 will survive indefinitely; (ii) in the event of termination under Section 8.2 (other than 8.2(a)(vi)), the provisions of this Section 8.2(c) and Sections 6.10(b), 8.3, and 9.2, 9.3, 9.5, 9.6 and 9.8 and all related definitions set forth in Section 1.1 and the provisions of the Confidentiality Agreement shall survive any termination hereof pursuant to Section 8.2 and Section 2.16 will survive indefinitely; and (iii) no Party shall be relieved or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement.

8.3	Termination Fees

(a)	For the purposes of this Agreement, “Yamana Termination Fee Event” means the termination of this Agreement:

(i)	by Pan American and Agnico pursuant to Section 8.2(a)(iii)(A) [Yamana Change in Recommendation];

(ii)	by Pan American and Agnico pursuant to Section 8.2(a)(iii)(B) [Yamana Material Breach of Non- Solicitation Provisions];

(iii)	by Yamana, pursuant to Section 8.2(a)(iv)(F) [To enter into a Yamana Superior Proposal];

(iv)	by any Party pursuant to Section 8.2(a)(ii)(C) [Failure to Obtain the Yamana Shareholder Approval] following a Yamana Change in Recommendation; or

(v)	by any Party pursuant to Section 8.2(a)(ii)(A) [Effective Time Not Occurring Prior to the Outside Date] or Section 8.2(a)(ii)(C) [Failure to Obtain the Yamana Shareholder Approval] or by Pan American and Agnico pursuant to Section 8.2(a)(iii)(D) [Breach of Representations, Warranties or Covenants by Yamana], but only if, in these termination events, (x) prior to such termination, a bona fide Yamana Acquisition Proposal shall have been made and publicly announced by any Person (other than Pan American and its affiliates) and such Yamana Acquisition Proposal is not withdrawn at least five Business Days prior to the date of the Yamana Meeting and (y) within 12 months following the date of such termination, (A) Yamana or one or more of its Subsidiaries enters into a Contract (other than a confidentiality agreement) in respect of a Yamana Acquisition Proposal (whether or not such Yamana Acquisition Proposal is the same Yamana Acquisition Proposal referred to in clause (x) above) and such Yamana Acquisition Proposal is later consummated (whether or not within 12 months after such termination) or (B) a Yamana Acquisition Proposal shall have been consummated (whether or not such Yamana Acquisition Proposal is the same Yamana Acquisition Proposal referred to in clause (x) above), provided that for purposes of this Section 8.3(a)(v), the term “Yamana Acquisition Proposal” shall have the meaning ascribed to such term in Section 1.1 except that a reference to “20 per cent” therein shall be deemed to be a reference to “50 per cent”.

If a Yamana Termination Fee Event occurs, Yamana shall pay the Yamana Termination Fee to Pan American, by wire transfer of immediately available funds, as follows:

(A)	if the Yamana Termination Fee is payable pursuant to Section 8.3(a)(i), the Yamana Termination Fee shall be payable within two Business Days following such termination;

(B)	if the Yamana Termination Fee is payable pursuant to Section 8.3(a)(ii), the Yamana Termination Fee shall be payable within two Business Days following such termination;

(C)	if the Yamana Termination Fee is payable pursuant to Section 8.3(a)(iii), the Yamana Termination Fee shall be payable prior to or concurrently with the occurrence of such Yamana Termination Fee Event;

(D)	if the Yamana Termination Fee is payable pursuant to Section 8.3(a)(iv), the Yamana Termination Fee shall be payable (i) if Yamana terminates this Agreement concurrently with such termination and (ii) if Pan American and Agnico terminate this Agreement, within two Business Days following such termination; or

(E)	if the Yamana Termination Fee is payable pursuant to Section 8.3(a)(v), the Yamana Termination Fee shall be payable concurrently upon the consummation of the Yamana Acquisition Proposal referred to therein.

(b)	For the purposes of this Agreement, “Pan American Termination Fee Event” means the termination of this Agreement:

(i)	by Yamana pursuant to Section 8.2(a)(iv)(A) [Pan American Change in Recommendation];

(ii)	by Yamana pursuant to Section 8.2(a)(iv)(B) [Pan American Material Breach of Non-Solicitation Provisions];

(iii)	by Pan American pursuant to Section 8.2(a)(v) [To enter into a Pan American Superior Proposal];

(iv)	by any Party pursuant to Section 8.2(a)(ii)(D) [Failure to Obtain the Pan American Shareholder Approval] following a Pan American Change in Recommendation; or

(v)	by any Party pursuant to Section 8.2(a)(ii)(A) [Effective Time Not Occurring Prior to the Outside Date] or Section 8.2(a)(ii)(D) [Failure to Obtain the Pan American Shareholder Approval] or by Yamana pursuant to Section 8.2(a)(iv)(E) [Breach of Representations, Warranties or Covenants by Pan American or Agnico], but only if, in these termination events, (x) prior to such termination, a bona fide Pan American Acquisition Proposal shall have been made and publicly announced by any Person (other than Yamana and its affiliates) and such Pan American Acquisition Proposal not withdrawn at least five Business Days prior to the date of the Pan American Meeting and (y) within 12 months following the date of such termination, (A) Pan American or one or more of its Subsidiaries enters into a Contract (other than a confidentiality agreement) in respect of a Pan American Acquisition Proposal (whether or not such Pan American Acquisition Proposal is the same Pan American Acquisition Proposal referred to in clause (x) above) and such Pan American Acquisition Proposal is later consummated (whether or not within 12 months after such termination) or (B) a Pan American Acquisition Proposal shall have been consummated (whether or not such Pan American Acquisition Proposal is the same Pan American Acquisition Proposal referred to in clause (x) above), provided that for purposes of this Section 8.3(b)(v), the term “Pan American Acquisition Proposal” shall have the meaning ascribed to such term in Section 1.1 except that a reference to “20 per cent” therein shall be deemed to be a reference to “50 per cent”.

If a Pan American Termination Fee Event occurs, Pan American and/or Agnico, jointly and severally, except pursuant to Section 8.3(b)(iii), which shall be the sole obligation of Pan American, shall pay the Pan American Termination Fee to Yamana, by wire transfer of immediately available funds, as follows:

(A)	if the Pan American Termination Fee is payable pursuant to Section 8.3(b)(i), the Pan American Termination Fee shall be payable within two Business Days following such termination;

(B)	if the Pan American Termination Fee is payable pursuant to Section 8.3(b)(ii), the Pan American Termination Fee shall be payable within two Business Days following such termination;

(C)	if the Pan American Termination Fee is payable pursuant to Section 8.3(b)(iii), the Pan American Termination Fee shall be payable prior to or concurrently with the occurrence of such Pan American Termination Fee Event;

(D)	if the Pan American Termination Fee is payable pursuant to Section 8.3(b)(iv), the Pan American Termination Fee shall be payable (i) if Pan American terminates this Agreement concurrently with such termination and (ii) if Yamana terminates this Agreement, within two Business Days following such termination; or

(E)	if the Pan American Termination Fee is payable pursuant to Section 8.3(b)(v), the Pan American Termination Fee shall be payable concurrently upon the consummation of the Yamana Acquisition Proposal referred to therein.

(c)	The Parties acknowledge that all of the payment amounts set out in this Section 8.3 are payments of liquidated damages which are a genuine pre-estimate of the damages which the other Party entitled to such damages will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties. Each Party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, each Party agrees that, upon any termination of this Agreement under circumstances where Yamana or Pan American is entitled to a Termination Fee and such Termination Fee is paid in full, Yamana or Pan American, as the case may be, shall be precluded from any other remedy against the other Party at Law or in equity or otherwise (including, without limitation, an order for damages, specific performance, or injunctive relief), and shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the other Party or any of its Subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or affiliates or their respective representatives in connection with this Agreement or the transactions contemplated hereby, provided that the foregoing limitation shall not apply in the event of fraud or wilful breach of this Agreement by a Party.

8.4	Expenses

(a)	Except as otherwise provided herein, all fees, costs and expenses incurred in connection with this Agreement and the Plan of Arrangement shall be paid by the Party incurring such fees, costs or expenses.

(b)	If this Agreement is terminated by any Party pursuant to Section 8.2(a)(ii)(C)[Failure to Obtain Yamana Shareholder Approval], then Yamana shall pay Pan American an expense reimbursement payment of US$40 million by wire transfer in immediately available funds; provided that in no event shall Yamana be required to pay under Section 8.3 and under this Section 8.4(b) in aggregate, an amount in excess of the Yamana Termination Fee.

(c)	If this Agreement is terminated by any Party pursuant to Section 8.2(a)(ii)(D) [Failure to Obtain the Pan American Shareholder Approval], then Pan American shall pay Yamana an expense reimbursement payment of US$40 million by wire transfer in immediately available funds; provided that in no event shall Pan American and/or Agnico be required to pay under Section 8.3 and Pan American under this Section 8.4(c) in aggregate, an amount in excess of the Pan American Termination Fee.

8.5	Gold Fields Agreement

(a)	Immediately following the Activation Time, if any, Yamana shall (i) promptly terminate the Gold Fields Agreement, and (ii) pay, in accordance with the terms of the Gold Fields Agreement, the Yamana Termination Fee (as defined in the Gold Fields Agreement) to Gold Fields.

(b)	In the event that the Yamana Termination Fee (as defined in the Gold Fields Agreement) is payable by Yamana, Pan American shall fund US$150,000,000 in cash to Yamana on such date as such fee becomes payable, to pay a portion of the Yamana Termination Fee (as defined in the Gold Fields Agreement) pursuant to Section 8.5(a). Yamana shall be solely responsible for funding the remaining US$150,000,000 portion of the Yamana Termination Fee (as defined in the Gold Fields Agreement).

8.6	Amendment

Subject to the provisions of the Interim Order, the Plan of Arrangement and applicable Laws, and provided that no such amendment has the effect of causing this Agreement to no longer constitute a Permitted Acquisition Agreement (as defined in the Gold Fields Agreement), this Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Yamana Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of Yamana Shareholders, and any such amendment may without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and/or

(d)	waive compliance with or modify any mutual conditions precedent herein contained.

8.7	Waiver

Any Party may: (a) extend the time for the performance of any of the obligations or acts of the other Party; (b) waive compliance, except as provided herein, with any of the other Party’s agreements or the fulfilment of any conditions to its own obligations contained herein; or (c) waive inaccuracies in any of the other Party’s representations or warranties contained herein or in any document delivered by the other Party; provided, however, that any such extension or waiver shall only be valid if (i) it does not cause this Agreement to no longer constitute a Permitted Acquisition Agreement (as defined in the Gold Fields Agreement); and (ii) it is set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

Article 9
General Provisions

9.1	Notices

All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed to have been duly given and received on the day it is delivered, provided that it is delivered on a Business Day prior to 5:00 p.m. local time in the place of delivery or receipt. However, if notice is delivered after 5:00 p.m. local time or if such day is not a Business Day then the notice shall be deemed to have been given and received on the next Business Day. Notice shall be sufficiently given if delivered (either in Person or by courier), or if transmitted by email (with confirmation of transmission) to the Parties at the following addresses (or at such other addresses as shall be specified by any Party by notice to the other given in accordance with these provisions):

(a)	if to Pan American:

Pan American Silver Corp.
1440 – 625 Howe Street
Vancouver, British Columbia
V6C 2T6

Attention:	Christopher Lemon, General Counsel
Email:	[Personal Information Redacted]

with a copy to (which shall not constitute notice):

Borden Ladner Gervais LLP
Waterfront Centre
200 Burrard Street, Suite 1200
Vancouver, British Columbia
V7X 1T2

Attention:	Fred R. Pletcher
Email:	[Personal Information Redacted]

and to:

Skadden, Arps, Slate, Meagher & Flom LLP

222 Bay Street, Suite 1750

Toronto, Ontario

Attention:	Ryan J. Dzierniejko and June Dipchand
Email:	[Personal Information Redacted]

(b)	if to Yamana:

Yamana Gold Inc.
Royal Bank Plaza, North Tower
200 Bay Street, Suite 2200
Toronto, Ontario
M5J 2J3

Attention:	Sofia Tsakos, SVP, General Counsel and Corporate Security
Email:	[Personal Information Redacted]

with a copy to (which shall not constitute notice):

Cassels Brock & Blackwell LLP Suite 2100, Scotia Plaza
40 King Street West
Toronto, Ontario
M5H 3C2

Attention:	Mark Bennett and Jamie Litchen
Email:	[Personal Information Redacted]

and to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY
10019-6064

Attention:	Adam Givertz
Email:	[Personal Information Redacted]

(c)	if to Agnico:

Agnico Eagle Mines Limited
145 King Street East, Suite 400
Toronto, Ontario
M5C 2Y7

Attention:	Christopher Vollmershausen, Executive Vice President, Legal, General Counsel and Corporate Secretary
Email:	[Personal Information Redacted]

with a copy to (which shall not constitute notice):

Davies Ward Phillips & Vineberg LLP
155 Wellington Street West, 37th Floor
Toronto, Ontario
M5V 3J7

Attention:	Patricia Olasker and Aaron Atkinson
Email:	[Personal Information Redacted]

The Parties hereby irrevocably authorize and appoint the above-noted recipients of notice as their agents for service of any proceedings in relation to any matter arising out of or in connection with this Agreement and service on such service agent, which may be made in the same manner as any notice is to be provided, shall be deemed to be service on the Parties.

9.2	Governing Law

This Agreement shall be governed, including as to validity, interpretation and effect, by the Laws of the Province of Ontario and the Laws of Canada applicable therein. Each of the Parties hereby irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Ontario in respect of all matters arising under and in relation to this Agreement and the Arrangement and waives any defences to the maintenance of an action in the Courts of the Province of Ontario.

9.3	Injunctive Relief

Subject to Section 8.3(c), the Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the Parties agree that, in the event of any breach or threatened breach of this Agreement by a Party, the non-breaching Party will be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance, and the Parties shall not object to the granting of injunctive or other equitable relief on the basis that there exists an adequate remedy at law. Subject to Section 8.3(c), such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at Law or equity to each of the Parties.

9.4	Time of Essence

Time shall be of the essence in this Agreement.

9.5	Entire Agreement, Binding Effect and Assignment

This Agreement (including the exhibits and schedules hereto) and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements, understandings, negotiations and discussions, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof (other than in respect of the Asset Sale) and, except as expressly provided herein, this Agreement is not intended to and shall not confer upon any Person other than the Parties any rights or remedies hereunder. This Agreement shall be binding upon and shall enure to the benefit of the Parties and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any of the Parties without the prior written consent of the other Party.

9.6	No Personal Liability

No director or officer of Pan American or Agnico shall have any personal liability whatsoever to Yamana under this Agreement, or any other document delivered in connection with the transactions contemplated hereby on behalf of Pan American or Agnico, respectively. No director or officer of Yamana shall have any personal liability whatsoever to Pan American or Agnico under this Agreement, or any other document delivered in connection with the transactions contemplated hereby on behalf of Yamana.

9.7	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, that provision will be severed from this Agreement and all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

9.8	Waiver of Jury Trial

Each Party hereto (on behalf of itself and any of its affiliates, directors, officers, employees, agents and representatives) hereby waives, to the fullest extent permitted by applicable Laws, any right it may have to a trial by jury in respect of any suit, action or other proceeding arising out of this Agreement or the transactions contemplated hereby or the actions of the Parties in the negotiation, administration, performance and enforcement of this Agreement. Each Party hereto (a) certifies that no representative, agent or attorney of any other Party has represented, expressly or otherwise, that such Party would not, in the event of any action, suit or proceeding, seek to enforce the foregoing waiver and (b) acknowledges that it and the other Parties hereto have been induced to enter into this Agreement, by, among other things, the mutual waiver and certifications in this Section 9.8.

9.9	Third Party Beneficiaries

The provisions of Sections 6.6 and 6.11 are: (i) intended for the benefit of all present and former directors and officers of Yamana and its Subsidiaries, as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such Persons and his or her heirs, executors administrators and other legal representatives (collectively, the “Third Party Beneficiaries”) and Yamana shall hold the rights and benefits of Sections 6.6 and 6.11 in trust for and on behalf of the Third Party Beneficiaries and Yamana hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries; and (ii) in addition to, and not in substitution for, any other rights that the Third Party Beneficiaries may have by contract or otherwise. Except as provided in this Section 9.9, this Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

9.10	Counterparts, Execution

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF the Parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

Pan American Silver Corp.

by	“Michael Steinmann”
	Name:	Michael Steinmann
	Title:	President and Chief Executive Officer

Agnico Eagle MINES limited

by	“Ammar Al-Joundi”
	Name:	Ammar Al-Joundi
	Title:	President and Chief Executive Officer

Yamana Gold Inc.

by	“Peter Marrone”
	Name:	Peter Marrone
	Title:	Executive Chairman

[Signature Page Arrangement Agreement]

Schedule A
Form of Plan of Arrangement

PLAN OF ARRANGEMENT

UNDER SECTION 192 OF THE
CANADA BUSINESS CORPORATIONS ACT
IN RESPECT OF

YAMANA GOLD INC.

Article 1
Interpretation

1.1	Definitions

Unless otherwise indicated, whenever used in this Plan of Arrangement, capitalized terms used but not otherwise defined shall have the respective meanings specified in the Arrangement Agreement and the following words and terms have the meanings set out below:

“affiliate” has the meaning given to it in National Instrument 45-106 – Prospectus Exemptions under Canadian Securities Laws;

“Agnico” means Agnico Eagle Mines Limited, a corporation existing under the provincial laws of Ontario;

“Agnico Payment Shares” means the aggregate number of whole Agnico Shares to be delivered to Yamana Shareholders in accordance with Section 3.1(c);

“Agnico Share Consideration” means 0.0376 of an Agnico Share for each Yamana Share (other than a Dissent Share) , subject to any adjustment as contemplated by Section 2.17 of the Arrangement Agreement;

“Agnico Share Value” means US$42.30, subject to any adjustment as contemplated by Section 2.17 of the Arrangement Agreement;

“Agnico Shares” means the common shares in the authorized share capital of Agnico;

“Arrangement” means the arrangement of Yamana under Section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of the Arrangement Agreement and this Plan of Arrangement or made at the direction of the Court in the Interim Order or Final Order with the consent of Pan American, Agnico and Yamana, each acting reasonably;

“Arrangement Agreement” means the arrangement agreement dated November 4, 2022, among Yamana, Agnico and Pan American to which this Plan of Arrangement is attached as Schedule A, including all schedules annexed thereto, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

A-1

“Arrangement Resolution” means the special resolution of Yamana Shareholders approving the Arrangement which is to be considered at the Yamana Meeting, substantially in the form of Schedule B to the Arrangement Agreement;

“Authorization” means, with respect to any Person, any authorization, order, permit, approval, grant, licence, registration, consent, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, by-law, rule or regulation, of, from or required by any Governmental Entity having jurisdiction over the Person;

“Business Day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in the Provinces of Ontario or British Columbia or the State of New York;

“Canadian Assets” has the meaning given thereto in the Conveyance Agreement;

“Canadian Liabilities” has the meaning given thereto in the Conveyance Agreement;

“Canadian Securities Laws” means the Securities Act, together with all other applicable securities Laws, rules and regulations and published policies thereunder or under the securities laws of any other province or territory of Canada;

“Cash Consideration” means US$1.0406 for each Yamana Share (other than a Dissent Share), subject to any adjustment as contemplated by Section 2.17 of the Arrangement Agreement;

“CBCA” means the Canada Business Corporations Act;

“Certificate of Arrangement” means the certificate giving effect to the Arrangement issued by the Director pursuant to Section 192(7) of the CBCA;

“Class A Shares” means the unlimited number of Class A common shares of Yamana which are to be created in accordance with this Plan of Arrangement and which shall have attached thereto the right to two votes per share at all meetings of Yamana Shareholders, the right to dividends as and when declared by the directors of Yamana, and the right to participate in the remaining assets of Yamana upon a winding up of Yamana;

“Consideration” means the consideration to be received by the Yamana Shareholders (other than Dissenting Shareholders) for each Yamana Share consisting of the Agnico Share Consideration, Pan American Share Consideration and Cash Consideration, subject to rounding in accordance with Section 3.2, all in accordance with the Plan of Arrangement;

“Conveyance Agreement” means the agreement between Yamana and Agnico to effect the sale, transfer and assumption, as applicable, of Canadian Assets and Canadian Liabilities from Yamana to Agnico, substantially in the form attached as Schedule D to the Arrangement Agreement;

“Court” means the Ontario Superior Court of Justice (Commercial List);

A-2

“Depositary” means any Person that Yamana may appoint to act as depositary for the Yamana Shares in relation to the Arrangement, with the approval of Pan American, acting reasonably;

“Director” means the Director appointed pursuant to Section 260 of the CBCA;

“Dissent Amount” means US$2.5947 multiplied by the number of Dissent Shares transferred to Yamana in accordance with Section 3.1(a), rounded down to the nearest cent, subject to any adjustment as contemplated by Section 2.17 of the Arrangement Agreement;

“Dissent and RSU Loan” has the meaning set forth in Section 3.1(a);

“Dissent and RSU Loan Amount” means an amount equal to the sum of: (a) the amount to be paid in respect of all Yamana RSUs that are outstanding at the Effective Time in accordance with Section 3.1(f); and (b) the amount to be paid to Dissenting Shareholders in accordance with Article 4 minus the Dissent Amount, subject to any adjustment as contemplated by Section 2.17 of the Arrangement Agreement;

“Dissent Rights” has the meaning set forth in Section 4.1(a);

“Dissenting Shareholder” means a registered Yamana Shareholder who has validly exercised a Dissent Right and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of Yamana Shares in respect of which Dissent Rights are validly exercised by such Yamana Shareholder;

“Dissent Shares” means Yamana Shares held by a Dissenting Shareholder and in respect of which the Dissenting Shareholder has validly exercised Dissent Rights;

“Effective Date” means the date upon which the Arrangement becomes effective, as set out in Section 2.13 of the Arrangement Agreement, which shall be the date shown in the Certificate of Arrangement;

“Effective Time” means 12:01 a.m. (Eastern time) on the Effective Date or such other time as agreed to by Pan American, Agnico and Yamana in writing;

“Final Order” means the final order of the Court pursuant to Section 192 of the CBCA, in form and substance acceptable to Pan American, Agnico and Yamana, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, approving the Arrangement, as such order may be amended, modified, supplemented or varied by the Court (with the consent of Pan American, Agnico and Yamana, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal (provided that any such affirmation, amendment, modification, supplement or variation is acceptable to Pan American, Agnico and Yamana, each acting reasonably);

“Final Proscription Date” has the meaning set forth in Section 5.5;

“Fractional Share Amount” means the cash paid to Yamana Shareholders in lieu of fractional Agnico Shares in accordance with Section 3.2;

A-3

“Governmental Entity” means: (a) any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, ministry, bureau or agency, domestic or foreign; (b) any stock exchange, including the TSX, NYSE, LSE and Nasdaq; (c) any subdivision, agent, commission, board or authority of any of the foregoing; or (d) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, antitrust/competition, foreign investment, expropriation or taxing authority under or for the account of any of the foregoing;

“Interim Order” means the interim order made after the application to the Court pursuant to subsection 192 of the CBCA in form and substance acceptable to Pan American, Agnico and Yamana, each acting reasonably, providing for, among other things, the calling and holding of the Yamana Meeting, as the same may be amended, affirmed, modified, supplemented or varied by the Court with the consent of Pan American, Agnico and Yamana, each acting reasonably;

“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other legally binding requirements, whether domestic or foreign, and the terms and conditions of any Authorization of or from any Governmental Entity, and, for greater certainty, includes Canadian Securities Laws, U.S. Securities Laws and UK Securities Laws and the term “applicable” with respect to such Laws and in a context that refers to one or more Persons, means such Laws as are applicable to such Persons or its business, undertaking, assets, property or securities and emanate from a Persons having jurisdiction over the Person or Persons or its or their business, undertaking, assets, property or securities;

“Letter of Transmittal” means the Letter of Transmittal, in a form reasonably satisfactory to Pan American and Agnico, to be delivered by Yamana to registered Yamana Shareholders providing for the delivery of the Yamana Shares to the Depositary and for the payment of the Consideration;

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, statutory or deemed trusts, encumbrances and adverse rights or claims, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“LSE” means the London Stock Exchange plc;

“Nasdaq” means Nasdaq Inc.;

“NYSE” means The New York Stock Exchange LLC;

“Pan American” means Pan American Silver Corp., a corporation existing under the provincial laws of British Columbia;

“Pan American Share Consideration” means 0.1598 of a Pan American Share for each Yamana Share (other than a Dissent Share), subject to any adjustment as contemplated by Section 2.17 of the Arrangement Agreement;

A-4

“Pan American Share Value” means US$15.45, subject to any adjustment as contemplated by Section 2.17 of the Arrangement Agreement;

“Pan American Shares” means the common shares in the authorized share capital of Pan American;

“Person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Plan of Arrangement” means this plan of arrangement and any amendments or variations hereto made in accordance with Section 8.6 of the Arrangement Agreement and this plan of arrangement or upon the direction of the Court in the Final Order;

“Securities Act” means the Securities Act (Ontario) and the rules, regulations and published policies made thereunder;

“Tax Act” means the Income Tax Act (Canada);

“TSX” means the Toronto Stock Exchange;

“UK DTRs” means the disclosure guidance and transparency rules made by the FCA under Section 73A of FSMA;

“UK Listing Rules” means the listing rules made by the FCA under Section 73A of FSMA;

“UK MAR” means Regulation (EU) No.596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse, as applicable in the UK by virtue of Section 3 of the European Union (Withdrawal) Act 2018, as amended from time to time (including by the Market Abuse (Amendment) (EU Exit) Regulations 2019 (SI 2019/310));

“UK Prospectus Regulation” means Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, as applicable in the UK by virtue of the European Union (Withdrawal) Act 2018, as amended from time to time;

“UK Prospectus Regulation Rules” means the prospectus regulation rules made by the FCA under Section 73A of FSMA;

“UK Securities Laws” means the UK Prospectus Regulation, UK Prospectus Regulation Rules, the UK Listing Rules, UK MAR, the UK DTRs, FSMA, the FSA and the Criminal Justice Act 2003 (each as amended from time to time) and all other applicable listing and disclosure requirements to which Yamana is subject by virtue of the listing of the Yamana Shares on the standard segment of the Official List maintained by the FCA and admission to trading of the Yamana Shares on on the Main Market of the LSE;

“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

A-5

“U.S. Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended from time to time and the rules and regulations of the SEC promulgated thereunder;

“U.S. Securities Act” means the U.S. Securities Act of 1933, as amended from time to time and the rules and regulations of the SEC promulgated thereunder;

“U.S. Securities Laws” means the U.S. Securities Act, the U.S. Exchange Act and all other applicable U.S. federal securities laws;

“Yamana” means Yamana Gold Inc., a corporation existing under the federal laws of Canada;

“Yamana DSUs” means deferred share units issued under Yamana’s deferred share unit plan dated effective April 2, 2008;

“Yamana Equity Award Holders” means the holders of Yamana PSUs, Yamana RSUs and Yamana DSUs;

“Yamana Meeting” means the special meeting of Yamana Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“Yamana PSU Plan” means Yamana’s performance share unit plan dated effective January 1, 2016;

“Yamana PSUs” means performance share units issued under the Yamana PSU Plan;

“Yamana RSU Plan” means Yamana’s restricted share unit plan dated effective May 14, 2008;

“Yamana RSUs” means the restricted share units issued under the Yamana RSU Plan;

“Yamana Securityholders” means Yamana Shareholders and Yamana Equity Award Holders;

“Yamana Shareholders” means the holders of Yamana Shares; and

“Yamana Shares” means the common shares in the authorized share capital of Yamana.

Words and phrases used herein that are defined in the Arrangement Agreement and not defined herein shall have the same meaning herein as in the Arrangement Agreement, unless the context otherwise requires.

1.2	Interpretation Not Affected by Headings

The division of this Plan of Arrangement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Plan of Arrangement. Unless the contrary intention appears, references in this Plan of Arrangement to an Article, Section, subsection or paragraph by number or letter or both refer to the Article, Section, subsection or paragraph, respectively, bearing that designation in this Plan of Arrangement.

A-6

1.3	Number and Gender

In this Plan of Arrangement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender shall include all genders.

1.4	Date for any Action

If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5	Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of the United States. As used herein, “US$” refers to United States dollars, and “C$” refers to Canadian dollars.

1.6	Statutes

Any reference to a statute refers to such statute and all rules, resolutions and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

Article 2
Effect of Arrangement

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to and subject to the provisions of and forms a part of the Arrangement Agreement. If there is any inconsistency or conflict between the provisions of this Plan of Arrangement and the provisions of the Arrangement Agreement, the provisions of this Plan of Arrangement shall govern.

2.2	Binding Effect

At the Effective Time, this Plan of Arrangement and the Arrangement shall become effective and be binding upon Pan American, Agnico, Yamana, the Depositary, and all registered and beneficial Yamana Securityholders, including Dissenting Shareholders.

Article 3
Arrangement

3.1	Arrangement

Commencing at the Effective Time, in five minute increments each of the following events shall occur and shall be deemed to occur consecutively in the following order, except where noted, without any further authorization, act or formality:

(a)	Pan American shall lend to Yamana on a non-interest bearing demand basis, an amount equal to the Dissent and RSU Loan Amount (the “Dissent and RSU Loan”), and each Dissent Share held by a Dissenting Shareholder shall be, and shall be deemed to be, transferred and assigned by the holder thereof (free and clear of all Liens) to Yamana for a debt claim against Yamana for the amount therefor determined under Article 4, and

A-7

(i)	the name of such Dissenting Shareholder shall be removed from the register of Yamana Shareholders maintained by or on behalf of Yamana and such Dissent Share shall be cancelled and cease to be outstanding, and

(ii)	such Dissenting Shareholder shall cease to be the holder of such Dissent Share or to have any rights as a Yamana Shareholder other than the right to be paid the fair value for such Dissent Share as set out in Article 4;

(b)	the transactions contemplated by the Conveyance Agreement shall become effective and pursuant thereto, Yamana shall assign and transfer to Agnico, and Agnico shall accept, a 100% legal and beneficial interest in, and good and marketable title to, all Canadian Assets, free and clear of all Liens other than Permitted Liens, and as consideration for the Canadian Assets, Agnico shall assume the Canadian Liabilities, issue the Agnico Payment Shares, and pay cash equal to the aggregate of the Cash Consideration multiplied by the number of Yamana Shares (other than Dissent Shares), the Fractional Share Amount and the Dissent Amount to Yamana; and

(i)	Yamana shall be, and shall be deemed to be, the holder of the Agnico Shares so issued (free and clear of all Liens) and the register of shareholders of Agnico maintained by or on behalf of Agnico shall be, and shall be deemed to be, revised accordingly, and

(ii)	Agnico shall add an amount to the stated capital in respect of the Agnico Shares equal to the aggregate Agnico Share Value multiplied by the number of Agnico Payment Shares;

(c)	in the course of a reorganization of Yamana’s share capital in accordance with section 86 of the Tax Act, the authorized share capital of Yamana shall be amended by the creation of an unlimited number of Class A Shares, and immediately thereafter each Yamana Share held by a Yamana Shareholder (other than a Dissenting Shareholder) shall be exchanged for:

(i)	one Class A Share;

(ii)	the Agnico Share Consideration delivered by Yamana; and

(iii)	an amount of cash delivered by Yamana equal to the Cash Consideration;

(d)	in connection with the reorganization of the share capital and the share exchanges in Section 3.1(c),

(i)	each Yamana Shareholder shall cease to be, and shall be deemed to cease to be, the holder of each such Yamana Share and the name of such Yamana Shareholder shall be, and shall be deemed to be, removed from the register of Yamana Shareholders maintained by or on behalf of Yamana,

A-8

(ii)	the Yamana Shares exchanged shall be cancelled and the stated capital in respect of the Yamana Shares shall be nil,

(iii)	Yamana shall cease to be, and shall be deemed to cease to be, the holder of the Agnico Shares and the name of Yamana shall be, and shall be deemed to be, removed from the register of shareholders of Agnico maintained by or on behalf of Agnico,

(iv)	Yamana shall, and shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign each such Agnico Share,

(v)	each Yamana Shareholder shall be deemed to be the holder of the Class A Shares for which the Yamana Shareholder’s Yamana Shares were exchanged in accordance with Section 3.1(c) (in each case, free and clear of any Liens) and such Yamana Shareholder shall be, and shall be deemed to be, entered in the register of Yamana Shareholders maintained by or on behalf of Yamana, as the holder of such Class A Shares,

(vi)	each Yamana Shareholder shall be deemed to be the holder of the Agnico Shares for which the Yamana Shareholder’s Yamana Shares were exchanged in accordance with Section 3.1(c) (in each case, free and clear of any Liens) and such Yamana Shareholder shall be, and shall be deemed to be, entered in the register of shareholders of Agnico maintained by or on behalf of Agnico, as the holder of such Agnico Shares, and

(vii)	there shall be added to the stated capital in respect of the Class A Shares an amount equal to the Pan American Share Value multiplied by the number of Pan American Shares that the Yamana Shareholders are entitled to receive pursuant to Section 3.1(e);

(e)	each Class A Share shall be transferred to Pan American (free and clear of any Liens) in exchange for the Pan American Share Consideration delivered by Pan American, and

(i)	the holders of the Class A Shares shall cease to be, and shall be deemed to cease to be, the holder of each such Class A Share and the name of such holder shall be, and shall be deemed to be, removed from the register of Yamana Shareholders maintained by or on behalf of Yamana,

(ii)	the holders of the Class A Shares shall, and shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign each such Class A Share,

(iii)	Pan American shall be, and shall be deemed to be, the holder of the Class A Shares (free and clear of all Liens) and the register of Yamana Shareholders maintained by or on behalf of Yamana shall be, and shall be deemed to be, revised accordingly,

A-9

(iv)	the holders of the Class A Shares shall be, and shall be deemed to be, the holders of the Pan American Shares so issued (free and clear of all Liens) and the register of shareholders of Pan American maintained by or on behalf of Pan American shall be, and shall be deemed to be, revised accordingly, and

(v)	Pan American shall add an amount to its share capital in respect of the Pan American Shares equal to the aggregate Pan American Share Value multiplied by the number of Pan American Shares so issued;

(f)	each Yamana RSU (whether vested or unvested) that is outstanding immediately prior to the Effective Time shall vest in accordance with the terms of the Yamana RSU Plan and shall be, and shall be deemed to be, transferred by the holder thereof to Yamana in exchange for a cash payment from Yamana equal to the volume weighted average trading price of one Yamana Share on the TSX during the five trading days ending on the last trading day prior to the Effective Date less any withholding required by applicable Law using the remaining funds from the Dissent and RSU Loan not paid to Dissenting Shareholders in accordance with Section 3.1(a), and each such Yamana RSU shall be immediately cancelled, and

(i)	the holders of such Yamana RSUs shall cease to be holders thereof and to have any rights as holders of such Yamana RSUs, other than the right to receive the consideration to which they are entitled under this Section 3.1(f),

(ii)	such holders’ names shall be, and shall be deemed to be, removed from the register of Yamana RSUs maintained by or on behalf of Yamana, and

(iii)	all agreements relating to the Yamana RSUs shall be terminated and shall be of no further force and effect;

(g)	each Yamana PSU that is outstanding immediately prior to the Effective Time shall be, and shall be deemed to be, transferred by the holder thereof to Yamana in exchange for a cash payment from Yamana equal to the volume weighted average trading price of one Yamana Share on the TSX during the five trading days ending on the last trading day prior to the Effective Date multiplied by the applicable Multiplier (as defined in the Yamana PSU Plan), to be determined on the Effective Date, less any withholding required by applicable Law, and each such Yamana PSU shall be immediately cancelled and

(i)	the holders of such Yamana PSU shall cease to be holders thereof and to have any rights as holders of such Yamana PSUs, other than the right to receive the consideration to which they are entitled under this Section 3.1(g),

(ii)	such holders’ names shall be, and shall be deemed to be, removed from the register of Yamana PSUs maintained by or on behalf of Yamana, and

(iii)	all agreements relating to the Yamana PSUs shall be terminated and shall be of no further force and effect;

A-10

(h)	each Yamana DSU that is outstanding immediately prior to the Effective Time shall be, and shall be deemed to be, transferred by the holder thereof to Yamana in exchange for a cash payment from Yamana equal to the volume weighted average trading price of one Yamana Share on the TSX during the five trading days ending on the last trading day prior to the Effective Date, less any withholding required by applicable Law and each such Yamana DSU shall be immediately cancelled and

(i)	the holders of such Yamana DSUs shall cease to be holders thereof and to have any rights as holders of such Yamana DSUs, other than the right to receive the consideration to which they are entitled under this Section 3.1(h),

(ii)	such holders’ names shall be, and shall be deemed to be, removed from the register of Yamana DSUs maintained by or on behalf of Yamana, and

(iii)	all agreements relating to the Yamana DSUs shall be terminated and shall be of no further force and effect; and

(i)	the authorized share capital of Yamana shall be amended by

(i)	eliminating the Yamana Shares,

(ii)	changing the identifying name of the issued and unissued Class A Shares from “Class A common shares” to “common shares” and amending the special rights and restrictions attached to those shares to provide the holders thereof with one vote in respect of each share held, and the articles of Yamana shall be deemed to be amended accordingly; and

(j)	Pan American shall make, and shall be deemed to have made, a capital contribution to Yamana by capitalizing the Dissent and RSU Loan, and the Dissent and RSU Loan shall be, and shall be deemed to be, cancelled and extinguished.

The events provided for in this Section 3.1 shall be deemed to occur on the Effective Date, notwithstanding that certain procedures related thereto may not be completed until after the Effective Date.

3.2	Fractional Shares and Cash

(a)	Yamana Shareholders may be entitled to a fraction of a Class A Share.

(b)	In no event shall the aggregate number of Pan American Shares or Agnico Shares issuable to a Yamana Shareholder include a fraction of a share. To the extent that a fraction of a Pan American Share or Agnico Share would otherwise be issuable to a Yamana Shareholder, the number of Pan American Shares or Agnico Shares to be received by such Yamana Shareholder shall be rounded down to the nearest whole number. In lieu of any such fraction of a Pan American Share, each Yamana Shareholder shall receive a cash payment from Pan American equal the value of such fraction calculated by ascribing the Pan American Share Value to each whole Pan American Share. In lieu of any such fraction of an Agnico Share, each Yamana Shareholder shall receive a cash payment from Yamana equal the value of such fraction calculated by ascribing the Agnico Share Value to each whole Agnico Share.

A-11

(c)	In any case where the total cash payable to a particular Yamana Shareholder by each of Pan American or Yamana under the Arrangement would, but for this provision, include a fraction of a cent, the consideration payable shall be rounded down to the nearest whole cent.

Article 4
Dissent Rights

4.1	Dissent Rights

(a)	In connection with the Arrangement, each registered Yamana Shareholder may exercise rights of dissent (“Dissent Rights”) with respect to the Yamana Shares held by such Yamana Shareholder pursuant to Section 190 of the CBCA, as modified by the Interim Order, the Final Order and this Section 4.1(a); provided that, notwithstanding Part XV of the CBCA, the written notice of intent to exercise the right to demand the purchase of Yamana Shares contemplated by Section 190(7) of the CBCA must be received by Yamana not later than 4:00 p.m. (Eastern time) two Business Days immediately preceding the date of the Yamana Meeting, and provided that such notice of intent must otherwise comply with the requirements of the CBCA. Dissenting Shareholders who are:

(i)	ultimately entitled to be paid by Yamana the fair value for their Dissent Shares (A) shall be deemed to not to have participated in the transactions in Article 3 (other than Section 3.1(a)), (B) shall be deemed to have transferred and assigned such Dissent Shares (free and clear of any Liens) to Yamana in accordance with Section 3.1(a), (C) shall be entitled to be paid the fair value of such Dissent Shares by Yamana, which fair value, notwithstanding anything to the contrary contained in the CBCA, shall be determined as of the close of business on the Business Day before the Arrangement Resolution was adopted at the Yamana Meeting and (D) shall not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Yamana Shares; or

(ii)	ultimately not entitled, for any reason, to be paid by Yamana the fair value for their Dissent Shares, shall be deemed to have participated in the Arrangement in respect of those Yamana Shares on the same basis as a non-dissenting Yamana Shareholder and shall be entitled to receive only the Consideration contemplated by Section 3.1 that such Dissenting Shareholder would have received pursuant to the Arrangement if such Dissenting Shareholder had not exercised their Dissent Rights.

(b)	In no circumstances shall Pan American, Agnico, Yamana or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of Yamana Shares in respect of which Dissent Rights are purported to be exercised.

A-12

(c)	In no circumstances shall Pan American, Agnico, Yamana or any other Person be required to recognize a Dissenting Shareholder as a registered or beneficial owner of Yamana Shares or any interest therein (other than the rights set out in this Section 4.1) at or after the Effective Time, and as at the Effective Time the names of such Dissenting Shareholders shall be deleted from the central securities register of Yamana.

(d)	For greater certainty, in addition to any other restrictions in the Interim Order and under Section 190 of the CBCA, none of the following shall be entitled to exercise Dissent Rights: (i) Yamana Shareholders who vote or have instructed a proxyholder to vote such Yamana Shares in favour of the Arrangement Resolution (but only in respect of such Yamana Shares); (ii) holders of Yamana RSUs, Yamana PSUs and Yamana DSUs; and (iii) any other Person who is not a registered holder of Yamana Shares as of the record date for the Yamana Meeting.

Article 5
Delivery of Consideration

5.1	Certificates and Payments

(a)	Following receipt of the Final Order and on the Business Day immediately prior to the Effective Date,

(i)	Pan American shall deliver or cause to be delivered to the Depositary in escrow the Pan American Shares and cash equal to the Dissent and RSU Loan Amount and such additional cash to be paid to Yamana Shareholders in lieu of fractional Pan American Shares in accordance with Section 3.2, and

(ii)	Agnico shall deliver or cause to be delivered to the Depositary in escrow the Agnico Shares and cash equal to the aggregate of the Cash Consideration multiplied by the number of Yamana Shares (other than Dissent Shares), the Fractional Share Amount and the Dissent Amount,

to satisfy the aggregate Consideration payable to the Yamana Shareholders, which Pan American Shares, Agnico Shares and cash shall be held by the Depositary as agent and nominee for such former Yamana Shareholders for distribution to such former Yamana Shareholders in accordance with the provisions of this Article 5.

(b)	Upon surrender to the Depositary for cancellation of a certificate (if any) which immediately prior to the Effective Time represented outstanding Yamana Shares that were exchanged pursuant to Section 3.1(c), together with a duly completed and executed Letter of Transmittal and any such additional documents and instruments as the Depositary may reasonably require, the registered holder of the Yamana Shares represented by such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such Yamana Shareholder the Consideration that such Yamana Shareholder has the right to receive under the Arrangement, less any amounts withheld pursuant to Section 5.3, and any certificate so surrendered shall forthwith be cancelled.

A-13

(c)	After the completion of the Arrangement and until surrendered for cancellation as contemplated by Section 5.1(b), each certificate that immediately prior to the Effective Time represented one or more Yamana Shares (other than Yamana Shares held by a Dissenting Shareholder) shall be deemed at all times to represent only the right to receive in exchange therefor the Consideration that the holder of such certificate is entitled to receive in accordance with Section 3.1, less any amounts withheld pursuant to Section 5.3.

(d)	On the Effective Date, Yamana shall pay the amounts to be paid to the holders of Yamana RSUs, Yamana PSUs and Yamana DSUs in accordance with Sections 3.1(f), 3.1(g) and 3.1(h), respectively.

5.2	Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Yamana Shares that were exchanged pursuant to Section 3.1(c) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary shall issue in exchange for such lost, stolen or destroyed certificate, the Consideration deliverable in accordance with such holder’s duly completed and executed Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such Consideration is to be delivered shall as a condition precedent to the delivery of such Consideration, give a bond satisfactory to Pan American and the Depositary (acting reasonably) in such sum as Pan American may direct, or otherwise indemnify Pan American and Yamana in a manner satisfactory to Pan American and Yamana, acting reasonably, against any claim that may be made against Pan American and Yamana with respect to the certificate alleged to have been lost, stolen or destroyed.

5.3	Withholding Rights

Pan American, Yamana, Agnico, any of their affiliates and the Depositary, as applicable, shall be entitled to deduct and withhold, or direct any other Person to deduct and withhold on their behalf, from any amounts otherwise payable, issuable or otherwise deliverable to any Yamana Securityholders and/or any other Person under this Plan of Arrangement such amounts as are required or entitled to be deducted and withheld from such amounts under any provision of the Tax Act, the United States Internal Revenue Code of 1986 or any provision of any applicable Law. To the extent any such amounts are so deducted and withheld, such amounts shall be treated for all purposes under this Plan of Arrangement as having been paid to the Person in respect of which such deduction and withholding was made. To the extent that the amount so required to be deducted or withheld from any amounts payable, issuable or otherwise deliverable to a Person under this Plan of Arrangement exceeds the amount of cash otherwise payable to such Person, Pan American, Yamana, Agnico, any of their affiliates and the Depositary are hereby authorized to sell or otherwise dispose, or direct any other Person to sell or otherwise dispose, of such portion of the non-cash consideration or non-cash amounts payable, issuable or otherwise deliverable hereunder to such Person as is necessary to provide sufficient funds to Pan American, Yamana, Agnico, any of their affiliates and the Depositary, as the case may be, to enable them to comply with such deduction or withholding requirement and Pan American, Yamana, Agnico, any of their affiliates and the Depositary, as applicable, shall notify the relevant Person of such sale or other disposition and remit to such Person any unapplied balance of the net proceeds of such sale or other disposition (after deduction for (a) the amounts required to satisfy the required withholding under this Plan of Arrangement in respect of such Person, (b) reasonable commissions payable to the broker, and (c) other reasonable costs and expenses).

A-14

5.4	Distributions with respect to Unsurrendered Share Certificates

No dividend or other distribution declared or made after the Effective Time with respect to Pan American Shares or Agnico Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Yamana Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.1 or Section 5.2. Subject to applicable Law and to Section 5.3, at the time of such compliance, there shall, in addition to the delivery of Consideration to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Pan American Shares or Agnico Shares.

5.5	Limitation and Proscription

To the extent that a former Yamana Shareholder shall not have complied with the provisions of Section 5.1 or Section 5.2 on or before the date that is six years after the Effective Date (the “Final Proscription Date”), then the Consideration that such former Yamana Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the Consideration to which such former Yamana Shareholder was entitled, shall be delivered to Pan American by the Depositary and the Pan American Shares and Agnico Shares forming part of the Consideration shall be deemed to be cancelled, and the interest of the former Yamana Shareholder in such Pan American Shares or Agnico Shares (and any dividend or other distribution referred to in Section 5.4) to which it was entitled shall be terminated as of such Final Proscription Date, and the certificates (if any) formerly representing Yamana Shares shall cease to represent a right or claim of any kind or nature as of such Final Proscription Date. Any payment made by way of cheque by the Depositary pursuant to this Plan of Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the Final Proscription Date shall cease to represent a right or claim of any kind or nature and the right of any Yamana Shareholder to receive the Consideration for Yamana Shares pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to Pan American.

5.6	No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

5.7	Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Yamana Shares issued prior to the Effective Time; (b) the rights and obligations of the Yamana Securityholders (other than Pan American, Agnico or any of their respective affiliates), and of Yamana, Pan American, Agnico, the Depositary and any transfer agent or other depositary in relation thereto, shall be solely as provided for in this Plan of Arrangement and the Arrangement Agreement; and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Yamana Shares, Yamana RSUs, Yamana PSUs and Yamana DSUs shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

A-15

Article 6
Amendments

6.1	Amendments

(a)	Pan American, Yamana and Agnico reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that any such amendment, modification or supplement must be agreed to in writing by each of Pan American, Yamana and Agnico and filed with the Court, and, if made following the Yamana Meeting, then: (i) approved by the Court; and (ii) if the Court directs, approved by the Yamana Shareholders and communicated to the Yamana Securityholders if and as required by the Court, and in either case in the manner required by the Court.

(b)	Subject to the provisions of the Interim Order, any amendment, modification or supplement to this Plan of Arrangement, if agreed to by Pan American, Yamana and Agnico, may be proposed by Pan American, Yamana and Agnico at any time prior to or at the Yamana Meeting, with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Yamana Meeting shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Yamana Meeting shall be effective only if it is agreed to in writing by each of Pan American, Yamana and Agnico and, if required by the Court, by some or all of the Yamana Shareholders voting in the manner directed by the Court.

(d)	Any amendment, modification or supplement to this Plan of Arrangement may be made by Pan American, Yamana and Agnico without the approval of or communication to the Court or the Yamana Securityholders, provided that it concerns a matter which, in the reasonable opinion of Pan American, Yamana and Agnico is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not materially adverse to the financial or economic interests of any of the Yamana Securityholders.

(e)	This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the Arrangement Agreement.

Article 7
Further Assurances

7.1	Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out in this Plan of Arrangement.

A-16

Schedule B
Form of Arrangement Resolution

BE IT RESOLVED THAT:

1.	The arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”) involving Yamana Gold Inc. (“Yamana”), pursuant to the arrangement agreement among Yamana, Pan American Silver Corp. and Agnico Eagle Mines Limited dated November 4, 2022, as it may be modified, supplemented or amended from time to time in accordance with its terms (the “Arrangement Agreement”), as more particularly described and set forth in the management information circular of Yamana dated ● (the “Circular”), and all transactions contemplated thereby, are hereby authorized, approved and adopted.

2.	The plan of arrangement of Yamana, as it has been or may be modified, supplemented or amended in accordance with the Arrangement Agreement and its terms (the “Plan of Arrangement”), the full text of which is set out as Schedule “A” to the Circular, is hereby authorized, approved and adopted.

3.	The: (a) Arrangement Agreement and all the transactions contemplated therein, (b) actions of the directors of Yamana in approving the Arrangement and the Arrangement Agreement, and (c) actions of the directors and officers of Yamana in executing and delivering the Arrangement Agreement and any modifications, supplements or amendments thereto, and causing the performance by Yamana of its obligations thereunder, are hereby ratified and approved.

4.	Yamana is hereby authorized to apply for a final order from the Ontario Superior Court of Justice (Commercial List) (the “Court”) to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be, or may have been, modified, supplemented or amended).

5.	Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the holders of common shares of Yamana (the “Yamana Shareholders”) entitled to vote thereon or that the Arrangement has been approved by the Court, the directors of Yamana are hereby authorized and empowered, without further notice to or approval of the Yamana Shareholders: (a) to amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted by their terms, and (b) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and any related transactions.

6.	Any officer or director of Yamana is hereby authorized and directed, for and on behalf of Yamana, to execute or cause to be executed and to deliver or cause to be delivered, whether under the corporate seal of Yamana or otherwise, for filing with the Director under the CBCA, articles of arrangement and all such other documents and instruments and to perform or cause to be performed all such other acts and things as, in such person’s opinion, may be necessary or desirable to give full force and effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of any such other document or instrument or the doing of any such other act or thing.

B-1

Schedule C
Form of Pan American Resolution

BE IT RESOLVED THAT:

1.            The holders of common shares (“Pan American Shares”) of Pan American Corp. (“Pan American”) understand and, pursuant to the rules of the Toronto Stock Exchange, approve the issuance of up to ● Pan American Shares to former shareholders of Yamana Gold Inc. (“Yamana”) in accordance with the arrangement described in the management information circular of Pan American dated ● (the “Circular”), the arrangement agreement among Pan American, Agnico Mines Limited and Yamana dated November 4, 2022 (the “Arrangement Agreement”), and the related plan of arrangement (the “Plan of Arrangement”), the full text of which is set out in Appendix ● to the Circular, representing approximately ● of the currently outstanding Pan American Shares;

2.            Notwithstanding that this resolution has been passed by the shareholders of Pan American, the directors of Pan American are hereby authorized and empowered, without further notice to, or approval of, the shareholders of Pan American:

(a)	to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or

(b)	subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement; and

3.            Any officer or director of Pan American is hereby authorized and directed for and on behalf of Pan American to execute and deliver, whether under corporate seal of Pan American or not, all such agreements, forms waivers, notices, certificates, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:

(a)	all actions required to be taken by or on behalf of Pan American, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

(b)	the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by Pan American;

such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

C-1

Schedule D
Form of Conveyance Agreement

[Form Redacted]

D-1

Schedule 3.1
Representations and Warranties of Yamana

Defined Terms

As used in this schedule, capitalized terms have the meanings ascribed thereto in the Arrangement Agreement to which this schedule is appended, and the following terms have the following meanings:

“Indigenous Claim” means any and all claims (whether or not proven) by any Person to or in respect of (a) rights, title or interests of any Indigenous groups by virtue of its status as an Indigenous group; (b) treaty rights; or (c) specific or comprehensive claims being considered by Crown-Indigenous Relations and Northern Affairs Canada;

“Intellectual Property” means anything that is or may be protected by any intellectual property rights in any jurisdiction such as, but not limited to works (including software), performances, trade secrets, inventions (whether patentable or not), improvements to such inventions, industrial designs, mask work and integrated circuit topographies, trade- marks, trade names, business names, corporate names, domain names, website names and world wide web addresses, whether or not they may also be protected, at any given time, as a trade secret or confidential information, including proprietary and non-public business information, know-how, methods, processes, designs, technology, technical data, schematics, models, simulations and documentation relating to any of the foregoing;

“Restricted Party” means a Person that is: (i) listed on, or owned or (directly or indirectly) controlled by a Person listed on, or acting on behalf of a Person listed on, any Sanctions List, (ii) located in, incorporated under the laws of, or owned or (directly or indirectly) controlled by, or acting on behalf of, a Person located in or organized under the laws of a country or territory that is the target of Sanctions, or (iii) otherwise a target of Sanctions;

“Sanctions” means the economic sanctions laws, regulations, embargoes or restrictive measures administered, enacted or enforced by: (i) the United States government; (ii) the United Nations; (iii) the European Union (iv) the United Kingdom; (v) Canada or (vi) the respective governmental institutions and agencies of any of the foregoing, including, without limitation, the Office of Foreign Assets Control of the US Department of Treasury (“OFAC”), the United States Department of State, Global Affairs Canada, and Her Majesty’s Treasury (“HMT”) or any other relevant sanctions authority (together, the “Sanctions Authorities”);

“Sanctions List” means the “Specially Designated Nationals and Blocked Persons” list maintained by OFAC, the “Consolidated Canadian Autonomous Sanctions List”, the “Consolidated List of Financial Sanctions Targets” and the “Investment Ban List” maintained by HMT, or any similar list maintained by, or public announcement of Sanctions designation made by, any of the Sanctions Authorities;

“Yamana Annual Financial Statements” means the audited consolidated financial statements for Yamana as of and for each of the fiscal years ended on December 31, 2021 and December 31, 2020 (including any notes or schedules thereto and the auditor’s report thereon);

“Yamana Balance Sheet” has the meaning given to it in Section (m) of this Schedule 3.1;

“Yamana Financial Statements” means, together, the Yamana Annual Financial Statements and the Yamana Interim Financial Statements;

3.1-1

“Yamana Interim Financial Statements” means the interim unaudited condensed consolidated financial statements for Yamana for the nine months ended September 30, 2022 and September 30, 2021 (including any notes or schedules thereto);

“Yamana Material Properties” has the meaning given to it in Section (r)(i) of this Schedule 3.1;

“Yamana Material Subsidiaries” means Minera Yamana Inc., Minera Yamana Chile SpA, Minera Meridian Ltda., Yamana International Holdings B.V., Yamana Jacobina Holdings BV, Jacobina Mineração e Comerció Ltda.;

“Yamana Mineral Rights” has the meaning given to it in Section (o)(ii) of this Schedule 3.1; and

“Yamana Real Property Interests” has the meaning given to it in Section (o)(i) of this Schedule 3.1.

(a)	Organization and Qualification. Yamana and each of the Yamana Material Subsidiaries and, to the knowledge of Yamana, the Yamana Material JV Entities is a corporation duly incorporated or an entity duly created and validly existing under all applicable Laws of its jurisdiction of incorporation, continuance or creation and has all corporate power and capacity to own its assets and conduct its business as now owned and conducted. Yamana, each of the Yamana Material Subsidiaries and, to the knowledge of Yamana, each of the Yamana Material JV Entities is duly qualified to carry on business and is in good standing in each jurisdiction in which its assets and properties, owned, leased, licensed or otherwise held, or the nature of its activities, makes such qualification necessary, except where the failure to be so registered or in good standing would not, individually or in the aggregate, have a Yamana Material Adverse Effect. Except as set forth in Section 3.1(a) of the Yamana Disclosure Letter, true and complete copies of the constating documents of Yamana and each of the Yamana Material Subsidiaries and, to the extent in the possession of Yamana, each of the Yamana Material JV Entities have been disclosed in the Yamana Data Room, and no action has been taken to amend or supersede such constating documents of Yamana and each of the Yamana Material Subsidiaries and, to the knowledge of Yamana, the Yamana Material JV Entities.

(b)	Authority Relative to this Agreement. Yamana has the requisite corporate power and authority to enter into this Agreement and the agreements and other documents to be entered into by it hereunder and, subject to obtaining the Interim Order, the Final Order and the Yamana Shareholder Approval, to perform its obligations hereunder and thereunder. The execution and delivery and performance of this Agreement, the Arrangement and the agreements and other documents to be entered into by it hereunder and the consummation by Yamana of the transactions contemplated hereunder and thereunder have been duly authorized by the Yamana Board and no other corporate proceedings on the part of Yamana are necessary to authorize this Agreement and the agreements and other documents to be entered into by it hereunder or the consummation of the Arrangement, other than obtaining the Interim Order, the Final Order, approval of the Yamana Circular by the Yamana Board and the Yamana Shareholder Approval. This Agreement has been duly executed and delivered by Yamana and constitutes a valid and binding obligation of Yamana, enforceable by Pan American against Yamana in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

3.1-2

(c)	No Conflict; Required Filings and Consent. Except as set forth in Section 3.1(c) of the Yamana Disclosure Letter, and other than in connection with any Pre-Acquisition Reorganization, the execution and delivery by Yamana of this Agreement and the performance by it of its obligations hereunder and the completion of the Arrangement and the other transactions contemplated hereby do not and will not (or would not with the giving of notice, the lapse of time or both, or the happening of any other event or condition):

(i)	violate, conflict with or result in a breach of:

(A)	any provision of the memorandum of incorporation, articles, by-laws or other constating documents or partnership agreements of Yamana or any of its Subsidiaries or, to the knowledge of Yamana, any of the Yamana Material JV Entities;

(B)	any Yamana Material Contract or Authorization to which Yamana or any of its Subsidiaries or, to the knowledge of Yamana, any of the Yamana Material JV Entities is a party or by which Yamana or any of its Subsidiaries is bound, except as would not, individually or in the aggregate, have a Yamana Material Adverse Effect; or

(C)	any Law to which Yamana or any of its Subsidiaries or, to the knowledge of Yamana, any of the Yamana Material JV Entities is subject or by which Yamana or any of its Subsidiaries or, to the knowledge of Yamana, any of the Yamana Material JV Entities is bound, subject to receipt of the Regulatory Approvals and except as would not, individually or in the aggregate, have a Yamana Material Adverse Effect;

(ii)	give rise to any right of termination, allow any Person to exercise any rights, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Yamana is entitled, under any Yamana Material Contract or Authorization to which Yamana or any of its Subsidiaries or, to the knowledge of Yamana, any of the Yamana Material JV Entities is a party, except as would not, individually or in the aggregate, have a Yamana Material Adverse Effect; or

(iii)	give rise to any rights of first refusal or rights of first offer, trigger any change of control provision or any restriction or limitation, or require any consent or other action by any Person under, any Yamana Material Contract or Authorization, or result in the imposition of any Lien upon any of Yamana’s assets or the assets of any of the Yamana’s Subsidiaries or, to the knowledge of Yamana, any of the Yamana Material JV Entities except as would not, individually or in the aggregate, have a Yamana Material Adverse Effect.

3.1-3

Other than the Regulatory Approvals, such filings and approvals required by the applicable rules and policies of the TSX, the NYSE, the LSE and/or the FCA, the Interim Order and the Final Order, no Authorization of, or other action by or in respect of, or filing, recording, registering or publication with, or notification to, any Governmental Entity is necessary on the part of Yamana or any of its Subsidiaries or the Yamana Material JV Entities for the consummation by Yamana of its obligations in connection with the Arrangement under this Agreement or for the completion of the Arrangement, except for such Authorizations and filings as to which the failure to obtain or make would not, individually or in the aggregate, have a Yamana Material Adverse Effect.

(d)	Subsidiaries.

(i)	Yamana has no material Subsidiaries other than the Yamana Material Subsidiaries. None of the Yamana Material Subsidiaries or, to the knowledge of Yamana, the Yamana Material JV Entities is currently prohibited, directly or indirectly, from paying any dividends to Yamana, from making any other distribution on such Yamana Material Subsidiary’s or Yamana Material JV Entity’s capital stock, from repaying to Yamana any loans or advances to such Yamana Material Subsidiary or Yamana Material JV Entity from Yamana.

(ii)	The following information with respect to each Yamana Material Subsidiary and each Yamana Material JV Entity is accurately set out, as at the date thereof, in Section 3.1(d)(ii)) of the Yamana Disclosure Letter: (i) its name; (ii) Yamana’s percentage equity ownership of it; and (iii) its jurisdiction of incorporation, organization or formation.

(iii)	Yamana is, directly or indirectly, the registered and beneficial owner of (A) with respect to each Yamana Material Subsidiary, all of its issued and outstanding securities, and (B) with respect to each Yamana Material JV Entity, the ownership percentage set forth in the Yamana Public Documents, in each case free and clear of all Liens (other than Permitted Liens), and all of the issued and outstanding securities of the Yamana Material Subsidiaries and, to the knowledge of Yamana, the Yamana Material JV Entities have been duly and validly authorized and issued, are fully paid, and if such entity is a corporation, are non-assessable. No securities of the Yamana Material Subsidiaries or, to the knowledge of Yamana, the Yamana Material JV Entities have been issued in violation of any Law or pre-emptive or similar rights. There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any securities or other ownership interests in any of the Yamana Material Subsidiaries or to the knowledge of Yamana, the Yamana Material JV Entities.

3.1-4

(e)	Compliance with Laws and Constating Documents.

(i)	The operations of Yamana and its Subsidiaries and, to the knowledge of Yamana, the Yamana JV Entities have been since January 1, 2020 and are now being conducted in material compliance with all Laws of each jurisdiction, the Laws of which have been and are now applicable to the operations of Yamana, of any of its Subsidiaries and of any Yamana JV Entities, and none of Yamana or any of its Subsidiaries or, to the knowledge of Yamana, any of the Yamana JV Entities has received any notice of any alleged violation of any such Laws, other than non-compliance or violations which have not had and would not reasonably be expected to, individually or in the aggregate, have a Yamana Material Adverse Effect.

(ii)	None of Yamana or any of its Subsidiaries or the Yamana JV Entities is in conflict with, or in default under or in violation of its articles or by-laws or equivalent organizational documents except for such violation or default which would not, individually or in the aggregate, have a Yamana Material Adverse Effect.

(f)	Authorizations. Yamana and its Subsidiaries and, to the knowledge of Yamana, the Yamana JV Entities have obtained all Authorizations necessary for the ownership, operation and use of the assets of Yamana, its Subsidiaries and the Yamana JV Entities or otherwise in connection with carrying on the business and operations of Yamana, its Subsidiaries and the Yamana JV Entities in compliance with all applicable Laws, except where the failure to have any such Authorization would not, individually or in the aggregate, have a Yamana Material Adverse Effect. Such Authorizations are in full force and effect in accordance with their terms. Yamana and its Subsidiaries and, to the knowledge of Yamana, the Yamana JV Entities have fully complied with and are in compliance with all such Authorizations, except, in each case, for such non- compliance which would not, individually or in the aggregate, have a Yamana Material Adverse Effect. There is no action, investigation or proceeding pending or, to the knowledge of Yamana threatened, regarding any such Authorizations, which if successful would, individually or in the aggregate, have a Yamana Material Adverse Effect. None of Yamana or any of its Subsidiaries or, to the knowledge of Yamana, any of the Yamana JV Entities or any of their respective officers or directors, has received any notice, whether written or oral, of revocation or non-renewal or material amendments of any such Authorizations, or of any intention of any Person to revoke or refuse to renew or to materially amend any of such Authorizations, except in each case, for revocations, non-renewals or amendments which would not, individually or in the aggregate, have a Yamana Material Adverse Effect, and all Authorizations of Yamana and its Subsidiaries and, to the knowledge of Yamana, the Yamana JV Entities continue to be effective in order for Yamana, its Subsidiaries and the Yamana JV Entities to continue to conduct their respective businesses as they are currently being conducted. To the knowledge of Yamana, no Person other than Yamana or a wholly-owned Subsidiary thereof owns or has any proprietary, financial or other interest (direct or indirect) in any Authorizations of Yamana or its wholly-owned Subsidiaries.

3.1-5

(g)	Capitalization.

(i)	The authorized share capital of Yamana consists of an unlimited number of Yamana Shares. As of October 27, 2022 there are outstanding (A) 961,003,000 Yamana Shares issued and outstanding; and (B) Yamana RSUs that will result in the issuance of up to 2,453,000 Yamana Shares upon the vesting thereof. In addition, as of October 17, 2022 there are (A) no Yamana Options outstanding; (B) 3,365,751 Yamana PSUs outstanding, and (C) 5,363,146 Yamana DSUs outstanding. All outstanding Yamana Shares have been, and all Yamana Shares issuable upon the exercise or vesting of rights under the Yamana RSUs in accordance with their terms have been duly authorized and, upon issuance, will be, validly issued as fully paid and non-assessable shares of Yamana and are not and will not be, as applicable, subject to or issued in violation of, any pre-emptive rights. Except as set out herein and in Section 3.1(g)(i) of the Yamana Disclosure Letter, there are no issued, outstanding or authorized options, warrants, conversion privileges, calls, or pre-emptive, redemption, repurchase, stock appreciation or other rights, shareholder rights plans, agreements, arrangements, commitments or obligations of Yamana, any of its Subsidiaries or any of the Yamana JV Entities to issue or sell any shares in the capital of Yamana or shares, partnership interests or other equity interests of any of its Subsidiaries or securities or obligations of any kind convertible into, exchangeable for or otherwise carrying the right or obligation to acquire or subscribe for any shares in the capital of Yamana or shares, partnership interests or other equity interests of any of its Subsidiaries or the value of which is based on the value of the securities of Yamana or any of its Subsidiaries, and other than the Yamana Share Incentive Plan, there are no equity or security based compensation arrangements maintained by Yamana.

(ii)	Section 3.1(g)(ii) of the Yamana Disclosure Letter sets forth a schedule, as of the date hereof and to the extent applicable, of all outstanding grants to holders of Yamana RSUs, Yamana DSUs, and Yamana PSUs and the number, exercise price, date of grant, expiration dates, vesting schedules, performance criteria and whether vesting or exercise may be accelerated as a result, either alone or together with another event or occurrence, of the Arrangement, as applicable.

(iii)	As of the date hereof, there are no outstanding obligations of Yamana or any of its Subsidiaries or, to the knowledge of Yamana, any of the Yamana Material JV Entities, to repurchase, redeem or otherwise acquire any Yamana Shares or any shares of, or partnership interests or other equity interests in, any of its Subsidiaries or the Yamana Material JV Entities, or qualify securities for public distribution in Canada or elsewhere, or with respect to the voting or disposition of any securities of Yamana, any of its Subsidiaries or any of the Yamana Material JV Entities. No Subsidiary of Yamana nor, to the knowledge of Yamana, any of the Yamana JV Entities owns any Yamana Shares.

3.1-6

(iv)	All outstanding securities of Yamana have been issued in material compliance with all applicable Laws and any pre-emptive or similar rights applicable to them.

(v)	The Yamana Share Incentive Plan and the issuance of securities under such plans (including all outstanding Yamana RSUs, Yamana DSUs, Yamana PSUs) have been recorded on Yamana’s financial statements in accordance with IFRS, and no such grants involved any “back dating,” “forward dating,” “spring loading” or similar practices.

(vi)	Except for (A) the Yamana Senior Notes, (B) intercompany loans between two or more Subsidiaries of Yamana or between of Yamana and one or more its Subsidiaries, (C) as disclosed in the Yamana Financial Statements, or (D) as set forth in Section 3.1(g)(vi) of the Yamana Disclosure Letter, there are no issued, outstanding or authorized bonds, debentures or other evidences of indebtedness of Yamana, its Subsidiaries or, to the knowledge of Yamana, the Yamana JV Entities or any other agreements, arrangements, instruments or commitments of any kind outstanding giving any Person, directly or indirectly, the right to vote (or that are convertible or exercisable for securities having the right to vote) with Yamana Shareholders on any matter, and the Yamana Term Loan is currently undrawn.

(vii)	As of the date hereof, all dividends or distributions on securities of Yamana that have been declared or authorized have been paid in full.

(viii)	No securities of Yamana are owned by any of its Subsidiaries or any Yamana JV Entity.

(h)	Shareholder and Similar Agreements. Except as set forth in Section 3.1(h) of the Yamana Disclosure Letter, neither Yamana nor any of its Subsidiaries nor, to the knowledge of Yamana, any of the Yamana JV Entities is party to any shareholder, pooling, voting trust or other similar agreement or arrangement relating to the issued and outstanding shares in the capital of Yamana, any of its Subsidiaries or any of the Yamana JV Entities or pursuant to which any Person may have any right or claim in connection with any existing or past equity interest in Yamana, any of its Subsidiaries or any of the Yamana JV Entities, and Yamana has not adopted a shareholder rights plan or any other similar plan or agreement.

(i)	Reporting Issuer Status and Stock Exchange Compliance.

(i)	As of the date hereof, Yamana is a reporting issuer (or the equivalent) not in default under Canadian Securities Laws in each of the provinces and territories of Canada, and is in material compliance with all applicable Canadian Securities Laws therein. There is no Order delisting, suspending or cease trading any securities of Yamana. The Yamana Shares are listed and posted for trading on the TSX and are listed on the NYSE and the LSE, and are not listed on any market other than the TSX, the NYSE and the LSE, and Yamana is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the TSX, the NYSE and the LSE.

3.1-7

(ii)	Yamana has not taken any action to cease to be a reporting issuer in any province or territory nor has Yamana received notification from the Ontario Securities Commission, as principal regulator, or any other applicable securities commissions or securities regulatory authority of a province or territory of Canada seeking to revoke Yamana’s reporting issuer status. No delisting, suspension of trading or cease trade or other order or restriction with respect to any securities of Yamana is pending, in effect, has been threatened, or to the knowledge of Yamana, is expected to be implemented or undertaken, and Yamana is not subject to any formal or informal review, enquiry, investigation or other proceeding relating to any such order or restriction.

(j)	U.S. Securities Law Matters.

(i)	The Yamana Shares are registered pursuant to Section 12(b) of the U.S. Exchange Act and Yamana is in material compliance with its reporting obligations as a “foreign private issuer”, as defined in Rule 3b-4 under the U.S. Exchange Act, pursuant to Section 13 of the U.S. Exchange Act.

(ii)	Other than the Yamana Shares, Yamana does not have any class of equity securities registered under the U.S. Exchange Act, nor is Yamana currently subject to any reporting obligation pursuant to Section 15(d) of the U.S. Exchange Act.

(iii)	Yamana is not an investment company registered or required to be registered under the U.S. Investment Company Act of 1940, as amended.

(iv)	Yamana is not, has not been since January 1, 2020 and on the Effective Date will not be, a “shell company” (as defined in Rule 405 under the U.S. Securities Act).

(k)	Reports. Since January 1, 2020, Yamana has timely filed or furnished, as applicable, all Yamana Public Documents that Yamana is required to file or furnish under Canadian Securities Laws and U.S. Securities Laws, other than such documents that the failure to file or furnish would, individually or in the aggregate, not have a Yamana Material Adverse Effect. Yamana Public Documents, at the time filed, (i) did not contain any misrepresentation, (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading and (iii) complied in all material respects with the requirements of applicable Canadian Securities Laws and U.S. Securities Laws. Any amendments to the Yamana Public Documents required to be made have been filed on a timely basis with the applicable Governmental Entity. Yamana has not filed any confidential material change report with any Governmental Entity which at the date hereof remains confidential or any other confidential filings filed under Canadian Securities Laws or with any Governmental Entity.

3.1-8

(l)	Financial Statements.

(i)	The Yamana Financial Statements (including the related management’s discussion and analysis) have been, and all financial statements of Yamana (including any notes thereto and related management’s discussion and analysis) which are publicly disseminated by Yamana in respect of any subsequent periods prior to the Effective Date will be, prepared in accordance with IFRS applied on a basis consistent with prior periods (except where IFRS has changed and new accounting standards become effective for the subsequent period) and all applicable Laws and present fairly, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise), consolidated financial position and its financial performance of Yamana and its Subsidiaries as of the respective dates thereof and their results of operations and cash flows for the respective periods covered thereby.

(ii)	There are no off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of Yamana or any of its Subsidiaries or, to the knowledge of Yamana, the Yamana Material JV Entities with unconsolidated entities or other Persons which are not reflected in the Yamana Financial Statements.

(iii)	The financial books, records and accounts of Yamana and each of its Subsidiaries: (A) have been maintained, in all material respects, in accordance with IFRS; and (B) accurately and fairly reflect the basis for Yamana’s financial statements in all material respects.

(iv)	The management of Yamana has established and maintains a system of disclosure controls and procedures (as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) designed to provide reasonable assurance that information required to be disclosed by Yamana in its annual filings, interim filings or other reports filed or submitted by it under the applicable Laws imposed by Governmental Entities is recorded, processed, summarized and reported within the time periods specified by such Laws imposed by such Governmental Entities. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by Yamana in its annual filings, interim filings or other reports filed or submitted under the applicable Laws imposed by Governmental Entities is accumulated and communicated to Yamana’s management, including its chief executive officer and chief financial officer (or Persons performing similar functions), as appropriate to allow timely decisions regarding required disclosure.

3.1-9

(v)	Yamana maintains internal control over financial reporting (as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and includes policies and procedures that (A) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Yamana and its Subsidiaries, (B) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of Yamana and its Subsidiaries are being made only with authorizations of management and directors of Yamana and its Subsidiaries, and (C) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Yamana or its Subsidiaries that could have a material effect on its financial statements. To the knowledge of Yamana, as of the date of this Agreement (x) there are no material weaknesses in the design and implementation or maintenance of internal controls over financial reporting of Yamana that are reasonably likely to adversely affect the ability of Yamana to record, process, summarize and report financial information; and (y) there is no fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of Yamana.

(vi)	None of Yamana, any of its Subsidiaries nor any of the respective directors, officers, employees, auditors, accountants or representatives of any of the foregoing, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Yamana or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion, or claim that Yamana or any of its Subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Yamana Board.

(m)	Undisclosed Liabilities. Other than as disclosed in Section 3.1(m) of the Yamana Disclosure Letter, none of Yamana nor any of its Subsidiaries nor, to the knowledge of Yamana, any of the Yamana Material JV Entities, has any material liabilities or obligations of any nature, whether or not accrued, contingent, absolute, determined, determinable or otherwise, except for (i) liabilities and obligations that are specifically presented on the unaudited condensed consolidated balance sheet of Yamana as of September 30, 2022 (the “Yamana Balance Sheet”) or disclosed in the notes thereto, (ii) those incurred in the ordinary course of business since the date of the Yamana Balance Sheet and consistent with past practice and (iii) those incurred in connection with the execution of this Agreement.

(n)	Sarbanes-Oxley Compliance. Each of the principal executive officer and the principal financial officer of Yamana (or each former principal executive officer and each former principal financial officer of Yamana, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the U.S. Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the Yamana Public Documents, and the statements contained in such certifications were true and accurate in all material respects as of the dates made in such Yamana Public Documents. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. Neither Yamana nor any of its Subsidiaries has outstanding (nor has arranged or modified since the enactment of the Sarbanes-Oxley Act) any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) to directors or executive officers (as defined in Rule 3b-7 under the U.S. Exchange Act) of Yamana or any of its Subsidiaries. Yamana is in material compliance with all applicable provisions of the Sarbanes-Oxley Act and the applicable listing and corporate governance rules of the NYSE.

3.1-10

(o)	Title. Yamana, its Subsidiaries and, to the knowledge of Yamana, the Yamana JV Entities:

(i)	have good and sufficient title to their real property interests, including fee simple estate of and in real property, leases, easements, rights of way, permits or licenses from landowners or authorities permitting the use of land by Yamana, its Subsidiaries or the Yamana JV Entities, as applicable, necessary to permit the operation of Yamana’s business as presently owned and conducted in all material respects (collectively, “Yamana Real Property Interests”); and

(ii)	hold their mineral concession, claims, leases, licenses, permits, access rights and other rights and interests necessary to explore for, develop, mine, produce, process or refine, minerals, concentrates or ores for development purposes on their properties (collectively, the “Yamana Mineral Rights”), free and clear of all Liens (other than Permitted Liens).

(p)	No Defaults under Leases and Agreements.

(i)	None of Yamana nor any of its Subsidiaries nor, to the knowledge of Yamana, any of the Yamana Material JV Entities has received notice of any default under any of the leases and other title and operating documents or any other agreement or instrument pertaining to the Yamana Real Property Interests or the Yamana Mineral Rights to which Yamana, any of its Subsidiaries or any of the Yamana Material JV Entities is a party or by or to which Yamana or any such assets are bound or subject, except to the extent that such defaults have not had and would not reasonably be expected to, individually or in the aggregate, have a Yamana Material Adverse Effect.

(ii)	(A) Yamana, its Subsidiaries and, to the knowledge of Yamana, the Yamana Material JV Entities are in good standing under all, and are not in default under any, and (B) there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice or both, would constitute a default under any, leases and other title and operating documents or any other agreements and instruments pertaining to the Yamana Real Property Interests and the Yamana Mineral Rights to which it is a party or by or to which it or such assets are bound or subject and, to the knowledge of Yamana, all such leases, title and operating documents and other agreements and instruments are in good standing and in full force and effect and none of the counterparties to such leases, title and operating documents and other agreements and instruments is in default thereunder except to the extent that such defaults have not had and would not reasonably be expected to, individually or in the aggregate, have a Yamana Material Adverse Effect.

3.1-11

(q)	Expropriation. No properties or assets of Yamana or its Subsidiaries or, to the knowledge of Yamana, the Yamana JV Entities, subject to the Yamana Real Property Interests or the Yamana Mineral Rights has been taken or appropriated by any Governmental Entity, nor has any notice or proceeding in respect thereof been given or commenced, nor, to the knowledge of Yamana, is there any intent or proposal to give any such notice or to commence any such proceeding.

(r)	Yamana Mineral Reserves and Resources.

(i)	The Jacobina mining complex, the El Penon mine and the Canadian Malartic mine are the only material properties of Yamana for the purposes of NI 43-101 (the “Yamana Material Properties”).

(ii)	Each of the technical reports relating to the Yamana Material Properties filed pursuant to NI 43-101 complied in all material respects with the requirements of NI 43-101 at the respective time of filing thereof.

(iii)	The estimates of mineral reserves and mineral resources for the Yamana Material Properties were prepared, in all material respects, in accordance with sound mining, engineering, geoscience and other applicable industry standards and practices, and in accordance with applicable Laws, including the requirements of NI 43-101. There has been no material reduction in the aggregate amount of estimated mineral resources or mineral reserves of Yamana from the amounts set forth in the Yamana Public Documents, other than as a result of production activities in the ordinary course. All information regarding the Yamana Material Properties, including all drill results, technical reports and studies, that are required to be disclosed at Law, have been disclosed in the Yamana Public Documents on or before the date hereof.

(s)	Royalties and Rentals Paid. All rentals, royalties (whether statutory or contractual), overriding royalty interests, production payments, net profits, earn- outs, streaming agreements, metal pre-payment or similar agreements, interest burdens, payments and obligations (including, without limitation, streaming, pre- payment and similar arrangements) due and payable, or performable, as the case may be, on or prior to the date hereof under, with respect to, or on account of, any direct or indirect assets of Yamana and its Subsidiaries and, to the knowledge of Yamana, the Yamana Material JV Entities, have been: (i) duly paid; (ii) duly performed; or (iii) provided for prior to the date hereof, except to the extent that such non- payment, non-performance or non-provision would not reasonably be expected to, individually or in the aggregate, have a Yamana Material Adverse Effect.

(t)	Environmental Matters.

(i)	Yamana and its Subsidiaries and, to the knowledge of Yamana, the Yamana Material JV Entities have been since January 1, 2020 and are in compliance with all Environmental Laws, except such non-compliance that has not had and would not reasonably be expected to, individually or in the aggregate, have a Yamana Material Adverse Effect.

3.1-12

(ii)	There have been no Releases in violation of Environmental Laws within the current or prior ownership, possession or control of either of Yamana, its Subsidiaries or, to the knowledge of Yamana, the Yamana Material JV Entities, that would reasonably be expected to result in a claim, notice, complaint, penalty, prosecution or any other judicial or administrative proceeding arising out of any Environmental Laws against Yamana, any of its Subsidiaries or, to the knowledge of Yamana, any Yamana Material JV Entities, that have not had, or would not reasonably be expected to, individually or in the aggregate, have a Yamana Material Adverse Effect.

(iii)	There are no pending claims, notices, complaints, penalties, prosecutions or any other judicial or administrative proceedings issued against Yamana or any of its Subsidiaries or, to the knowledge of Yamana, any of the Yamana Material JV Entities arising out of any Environmental Laws, except for any such claims that have not had and would not reasonably be expected to, individually or in the aggregate, have a Yamana Material Adverse Effect.

(iv)	To the knowledge of Yamana, there has not been: (A) any written Order that remains outstanding which relates to Environmental Laws that would reasonably be expected to, individually or in the aggregate, have a Yamana Material Adverse Effect; or (B) any written demand or notice that remains outstanding with respect to a material breach of any Environmental Law in each case applicable to Yamana, any of its Subsidiaries or any of the Yamana Material JV Entities, except as has not had and would not reasonably be expected to, individually or in the aggregate, have a Yamana Material Adverse Effect.

(u)	Intellectual Property. Yamana and its Subsidiaries have sufficient rights to use or otherwise exploit the Intellectual Property necessary to carry on the business now operated by them and there is no proceeding pending or, to the knowledge of Yamana, threatened by any Person challenging Yamana’s or its Subsidiaries’ rights in or to such intellectual property which is used for the conduct of the business as currently carried on as set forth in the Yamana Public Documents, except as has not had and would not reasonably be expected to, individually or in the aggregate, have a Yamana Material Adverse Effect. To the knowledge of Yamana, the conduct of the business as currently carried on as set forth in the Yamana Public Documents, including the use of Intellectual Property, does not infringe upon Intellectual Property of any Person in any material respect except as has not had and would not reasonably be expected to, individually or in the aggregate, have a Yamana Material Adverse Effect. To the knowledge of Yamana, no Person is currently infringing upon any of the Intellectual Property owned by Yamana or its Subsidiaries in any material respect except as has not had and would not reasonably be expected to, individually or in the aggregate, have a Yamana Material Adverse Effect.

3.1-13

(v)	Employment Matters.

(i)	Except as set forth in Section 3.1(v)(i) of the Yamana Disclosure Letter or as contemplated by this Agreement or the Plan of Arrangement, the execution, delivery and performance of this Agreement and the consummation of the Arrangement will not (A) result in any payment (including bonus, golden parachute, retirement, severance, unemployment compensation, or other benefit) becoming due or payable to any of the Yamana directors, officers or employees or result in a director or officers having an entitlement to such payments upon termination or resignation, (B) increase the compensation or benefits otherwise payable to any Yamana directors, officers or employees or (C) result in (1) the acceleration of the time of payment, (2) funding or (3) vesting of any benefits or entitlements otherwise available pursuant to any Yamana Benefit Plan.

(ii)	Except as set forth in Section 3.1(v)(ii) of the Yamana Disclosure Letter, none of Yamana, any of its Subsidiaries or, to the knowledge of Yamana, any of the Yamana Material JV Entities (A) is a party to any collective bargaining agreement with respect to any Yamana employees or any contract with any employee association, or (B) is subject to any application for certification or, to the knowledge of Yamana, threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement and no trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any employees of Yamana by way of certification, interim certification, voluntary recognition or succession rights. Except as disclosed in the Yamana Public Documents, there is no labour strike, dispute, work slowdown or stoppage pending or involving, or to the knowledge of Yamana threatened against Yamana, any of its Subsidiaries or, to the knowledge of Yamana, any of the Yamana Material JV Entities, and no such event has occurred within the last two years.

(iii)	None of Yamana, any of its Subsidiaries or, to the knowledge of Yamana, any of the Yamana Material JV Entities are, or have been, engaged in any unfair labour practice and no unfair labour practice complaint, grievance or arbitration proceeding is pending or, to the knowledge of Yamana, threatened against Yamana, any of its Subsidiaries or any of the Yamana Material JV Entities.

(iv)	No trade union has applied to have Yamana, any of its Subsidiaries or, to the knowledge of Yamana, any of the Yamana Material JV Entities declared a common or related employer pursuant to the Labour Relations Code (Ontario) or any similar legislation in any jurisdiction in which Yamana, any of its Subsidiaries or any of the Yamana Material JV Entities carries on business.

(v)	None of Yamana, any of its Subsidiaries or, to the knowledge of Yamana, any of the Yamana Material JV Entities is subject to any current, pending or, to the knowledge of Yamana, threatened claim, complaint or proceeding for wrongful dismissal, constructive dismissal or any other tort claim relating to employment or termination of employment of employees or independent contractors, or under any applicable Law with respect to employment and labour, except for routine claims for benefits, except as has not had and would not reasonably be expected to, individually or in the aggregate, have a Yamana Material Adverse Effect.

3.1-14

(vi)	Yamana and its Subsidiaries and, to the knowledge of Yamana, the Yamana Material JV Entities have been since January 1, 2020 and are in material compliance with all terms and conditions of employment and all applicable Laws with respect to employment and labour, including employment and labour standards, occupational health and safety, workers’ compensation, human rights, labour relations and privacy and there are no current, pending, or, to the knowledge of Yamana, threatened, material proceedings before any court, board or tribunal with respect to any of the areas listed herein, or otherwise has not had and would not reasonably be expected to, individually or in the aggregate, have a Yamana Material Adverse Effect.

(vii)	Pan American has been provided with true and complete copies of all material Yamana Benefit Plans.

(w)	Absence of Certain Changes or Events. Except as disclosed in Schedule 3.1(w) of the Yamana Disclosure Letter, since January 1, 2020: (i) Yamana and its Subsidiaries and, to the knowledge of Yamana, the Yamana Material JV Entities, have operated their respective businesses only in the ordinary course of business; (ii) there has not been any Yamana Material Adverse Effect; and (iii) Yamana and its Subsidiaries have not taken or failed to take any action which, if taken after the date of this Agreement, would constitute a breach of Section 6.1.

(x)	Litigation. There is no Proceeding against or involving Yamana or any of its Subsidiaries or, to the knowledge of Yamana, any of the Yamana JV Entities or any of their respective properties or assets pending or, to the knowledge of Yamana, threatened and, to the knowledge of Yamana, no event has occurred which would reasonably be expected to give rise to any Proceeding, in each case which, if adversely determined, would reasonably be expected to have a Yamana Material Adverse Effect or would significantly impede the ability of Yamana to consummate the Arrangement.

(y)	Taxes. Except as disclosed in Section 3.1(y) of the Yamana Disclosure Letter:

(i)	each of Yamana, its Subsidiaries and, to the knowledge of Yamana, the Yamana JV Entities has duly and in a timely manner made or prepared all material Tax Returns required to be made or prepared by it, and duly and in a timely manner filed all material Tax Returns required to be filed by it with the appropriate Governmental Entity, and all such Tax Returns were complete and correct in all material respects;

(ii)	each of Yamana, its Subsidiaries and, to the knowledge of Yamana, the Yamana JV Entities has paid all Taxes, including instalments on account of Taxes for the current year required by applicable Law, which are due and payable by it whether or not assessed by the appropriate Governmental Entity and Yamana has provided adequate accruals in accordance with IFRS in the most recently published financial statements of Yamana for any Taxes of Yamana, each of its Subsidiaries and, to the knowledge of Yamana, each of the Yamana JV Entities for the period covered by such financial statements that have not been paid whether or not shown as being due on any Tax Returns, except in each case where the failure to do so would not reasonably be expected to individually or in the aggregate, have a Yamana Material Adverse Effect. Except as would not reasonably be expected to individually or in the aggregate, have a Yamana Material Adverse Effect since such publication date, no liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the ordinary course of business;

3.1-15

(iii)	all deficiencies for Taxes asserted or assessed against any of Yamana, its Subsidiaries, and, to the knowledge of Yamana, the Yamana JV Entities have been paid in full, accrued on the books of Yamana or finally settled, except to the extent that any such deficiencies would not reasonably be expected to, individually or in the aggregate, have a Yamana Material Adverse Effect;

(iv)	each of Yamana, its Subsidiaries and, to the knowledge of Yamana, the Yamana JV Entities has duly and timely withheld all Taxes required by Law to be withheld by it in connection with any amounts paid or owing to any employee, independent contractor, supplier, creditor, shareholder, non- resident or other third party (including Taxes required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the benefit of any Person) and has duly and timely remitted to the appropriate Governmental Entity such Taxes or other amounts required by Law to be remitted by it, except where the failure to do so would not reasonably be expected to, individually or in the aggregate, have a Yamana Material Adverse Effect;

(v)	each of Yamana, its Subsidiaries and, to the knowledge of Yamana, the Yamana JV Entities has duly and timely collected all amounts on account of any sales, use or transfer Taxes, including, without limitation, goods and services, harmonized sales, provincial and territorial sales taxes and state and local taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity such amounts required by Law to be remitted by it, except where the failure to do so would not reasonably be expected to, individually or in the aggregate, have a Yamana Material Adverse Effect;

(vi)	none of Yamana, its Subsidiaries, nor, to the knowledge of Yamana, any of the Yamana JV Entities has in place with a Governmental Entity any agreement or extension of time for which to file any material Tax Returns or pay any material amount of Tax, by way of assessment or otherwise, and no such entity has an extension or waiver of a statute of limitation relating to any material amount of Tax;

(vii)	there are no proceedings, investigations, audits or claims now pending in writing against Yamana, any of its Subsidiaries, or, to the knowledge of Yamana, the Yamana JV Entities in respect of any Taxes and there are no matters under discussion, audit or appeal with any Governmental Entity relating to Taxes, except to the extent that any of the foregoing would not reasonably be expected to, individually or in the aggregate, have a Yamana Material Adverse Effect;

3.1-16

(viii)	none of Yamana nor any of its Subsidiaries has received any COVID-19 Subsidy amounts to which it was not entitled. None of Yamana nor any of its Subsidiaries has deferred any payroll tax obligations as permitted under applicable COVID-19 related measures enacted, promulgated or offered as an administrative relief by a Governmental Entity;

(ix)	for the purposes of the Tax Act and any other relevant Tax purposes:

(A)	Yamana is a “taxable Canadian corporation” and is resident in Canada and is not resident in any other country;

(B)	each of Yamana’s Subsidiaries and, to the knowledge of Yamana, the Yamana JV Entities is resident in the jurisdiction (or country of which such jurisdiction is a political subdivision) in which it was formed or continued, and is not resident in any other country;

(C)	to the knowledge of Yamana, none of Yamana, any of its Subsidiaries, nor, to the knowledge of Yamana, any of the Yamana JV Entities (1) has a permanent establishment, or (2) is engaged in trade or business (or comparable non-U.S. standard in any jurisdiction outside of the United States), in either case, in a jurisdiction other than its country of organization; and

(D)	no written claim has been made by any Governmental Entity in a jurisdiction where Yamana, any of its Subsidiaries or, to the knowledge of Yamana, any of the Yamana JV Entities does not file Tax Returns that such entity is or may be subject to Tax by that jurisdiction;

(x)	none of Yamana, its Subsidiaries nor, to the knowledge of Yamana, any of the Yamana JV Entities is a “United States person” within the meaning of Section 7701(a)(30) of the Code. None of Yamana, its Subsidiaries nor, to the knowledge of Yamana, any of the Yamana JV Entities is a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or is treated as a U.S. corporation under Section 7874(b) of the Code;

(xi)	none of Yamana, its Subsidiaries nor, to the knowledge of Yamana, any of the Yamana JV Entities is a “controlled foreign corporation” within the meaning of Section 957(a) of the Code determined without regard to the repeal of Section 958(b)(4) of the Code;

(xii)	none of Yamana, nor, to the knowledge of Yamana, any of its Subsidiaries nor the Yamana JV Entities has made an election pursuant to Section 897(i) of the Code;

(xiii)	since January 1, 2020, none of Yamana, its Subsidiaries nor, to the knowledge of Yamana, any of the Yamana JV Entities has been the “distributing corporation” or a “controlled corporation”, in each case, within the meaning of Section 355 of the Code, with respect to a transaction that was intended to be governed in whole or in part by Section 355 of the Code;

3.1-17

(xiv)	none of Yamana, its Subsidiaries nor, to the knowledge of Yamana, any of the Yamana JV Entities is a party to any agreement, understanding or arrangement relating to the allocation or sharing of Taxes (excluding customary commercial agreements entered into in the ordinary course of business the primary subject of which is not Taxes);

(xv)	there are no Liens for Taxes upon any properties or assets of Yamana, any of its Subsidiaries or, to the knowledge of Yamana, any of the Yamana JV Entities (other than Liens (A) relating to Taxes not yet due and payable and for which adequate reserves have been recorded on the most recent balance sheet included in the Yamana Annual Financial Statements and (B) which would not reasonably be expected to, individually or in the aggregate, have a Yamana Material Adverse Effect);

(xvi)	each of Yamana, its Subsidiaries and, to the knowledge of Yamana, the Yamana JV Entities has not, and has never been deemed to have for purposes of the Tax Act or any other Tax Law, entered into any transactions or arrangements with Persons with whom they do not deal at arm’s length (within the meaning of the Tax Act) other than for consideration equal to fair market value. For all transactions between Yamana or any of its Subsidiaries or the Yamana JV Entities, on the one hand, and any non- resident Person with whom Yamana, any of its Subsidiaries or any of the Yamana JV Entities was not dealing at arm’s length for the purposes of the Tax Act, on the other hand, Yamana, its Subsidiaries or, to the knowledge of Yamana, the Yamana JV Entities, as the case may be, has made or obtained records or documents that satisfy the requirements of paragraphs 247(4)(a) to (c) of the Tax Act. Each of Yamana, its Subsidiaries and, to the knowledge of Yamana, the Yamana JV Entities has complied in all respects with all applicable Tax Laws with respect to transfer pricing except where the failure to do so would not reasonably be expected to, individually or in the aggregate, have a Yamana Material Adverse Effect; and

(xvii)	there are no circumstances existing which could result in the application of Section 17, Section 78, Section 79, or Sections 80 to 80.04 of the Tax Act (or any equivalent provision of the taxation legislation of any province or any other jurisdiction) to each of Yamana, its Subsidiaries and, to the knowledge of Yamana, the Yamana JV Entities;

(xviii)	Schedule 3.1(y)(xviii) of the Yamana Disclosure Letter includes Yamana’s reasonable estimate of the adjusted cost base of its interests in Canadian Malartic General Partnership, the shares and indebtedness of Canadian Malartic Corporation and the shares of Yamana Quebec Inc.;

(xix)	Schedule 3.1(y)(xix)of the Yamana Disclosure Letter includes a complete and accurate list of its Canadian capital and non-capital losses of Yamana;

(xx)	the tax attributes of the assets of Yamana and each of its Subsidiaries and the amount of the tax loss carry-forwards of Yamana and each of its Subsidiaries are accurately reflected in all material respects in the Tax Returns of Yamana and each of its Subsidiaries, as applicable, and have not materially and adversely changed since the date of such Tax Returns; and

3.1-18

(xxi)	Schedule 3.1(y)(xxi) of the Yamana Disclosure Letter includes a complete and accurate list of certain specific Tax attributes of Yamana and its Subsidiaries.

(z)	Books and Records. The corporate records and minute books of Yamana and its Subsidiaries and, to the knowledge of Yamana, the Yamana Material JV Entities are currently maintained in accordance with applicable Laws and are complete and accurate in all material respects.

(aa)	Insurance. Policies of insurance are in force naming Yamana, a Subsidiary of Yamana or, to the knowledge of Yamana, a Yamana Material JV Entity as an insured that adequately cover all risks as are customarily covered by businesses in the industry in which Yamana, its Subsidiaries and the Yamana Material JV Entities operate, and Yamana, its Subsidiaries and, to the knowledge of Yamana, the Yamana Material JV Entities are in compliance in all material respects with all requirements with respect to such policies. Yamana has disclosed in the Yamana Data Room, a summary listing of all such policies that are material to Yamana (including additional details pertaining to the directors’ & officers’ liability policy). All such policies shall remain in full force and effect (subject to taking into account insurance market conditions and offerings and industry practices) and will not be cancelled or otherwise terminated as a result of the transactions contemplated herein. None of Yamana, its Subsidiaries nor, to the knowledge of Yamana, the Yamana Material JV Entities has failed to promptly give any notice or present any material claim under such policies.

(bb)	Non-Arm’s Length Transactions. Other than as disclosed in the Yamana Public Documents and other than employment or compensation agreements entered into in the ordinary course of business, no director, officer, employee or agent of, or independent contractor to, Yamana, any of its Subsidiaries, or holder of record or beneficial owner of 5% or more of the Yamana Shares, or associate or affiliate of any such officer, director or beneficial owner, is a party to, or beneficiary of, any loan, guarantee, Contract, arrangement or understanding or other transactions with Yamana or any of its Subsidiaries.

(cc)	Benefit Plans.

(i)	Each Yamana Benefit Plan has been established, registered, amended, funded, administered, and invested in all material respects in accordance with its terms and applicable Laws in all material respects and in accordance with their terms, the terms of the material documents that support such Yamana Benefit Plans and the terms of agreements between Yamana and its Subsidiaries on the one hand and the employees (present and former) who are members of, or beneficiaries under, such Yamana Benefit Plans, on the other hand in all material respects, and any contributions required to be made under each Yamana Benefit Plan, as of the date hereof, have been timely made in accordance with the terms of such Yamana Benefit Plan and applicable Laws, and all obligations in respect of each Yamana Benefit Plan have been properly accrued and reflected in the Yamana Annual Financial Statements. All employer and employee payments, contributions and premiums required to be remitted, paid to or in respect of each Yamana Benefit Plan have been paid or remitted in a timely fashion in accordance with its terms and all Laws in all material respects. To the knowledge of Yamana, there are no investigations by a Governmental Entity or material claims (other than routine claims for payment of benefits) pending or threatened involving any Yamana Benefit Plan or its assets, and no facts exist which would reasonably be expected to give rise to any such investigation order or material claim (other than routine claims for payment of benefits).

3.1-19

(ii)	Except as would not reasonably be expected to, individually or in the aggregate, have a Yamana Material Adverse Effect, (A) all current obligations of Yamana regarding the Yamana Benefit Plans have been satisfied and (B) all contributions, premiums or Taxes required to be made or paid by Yamana by applicable Laws or under the terms of each Yamana Benefit Plan have been made in a timely fashion in accordance with applicable Laws and the terms of such Yamana Benefit Plan.

(iii)	Other than as disclosed in Section 3.1(cc) of the Yamana Disclosure Letter, there are no pension or retirement income plans of Yamana or any of its Subsidiaries.

(iv)	The costs of funding the Yamana Benefit Plans are, in all material respects, reflected in the Yamana Financial Statements.

(v)	No event has occurred respecting any Yamana Benefit Plan which would entitle a Person (without the consent of Yamana) to wind-up or terminate any Yamana Benefit Plan in whole or in part.

(vi)	To the knowledge of Yamana, there has been no amendment to, announcement by Yamana, any of its Subsidiaries or any of the Yamana Material JV Entities relating to or change in employee participation, coverage, or benefits provided under, any Yamana Benefit Plan which would increase materially the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year.

(vii)	There are no unfunded liabilities in respect of any Yamana Benefit Plan which provides pension benefits, superannuation benefits or retirement savings, including any “registered pension plans” as that term is defined in the Tax Act, or any supplemental pension plans (including going concern unfunded liabilities, solvency deficiencies or wind-up deficiencies, where applicable).

(viii)	No liabilities or obligations under any of the Yamana Benefit Plans in respect of any employees on disability would reasonably be expected to, individually or in the aggregate, have a Yamana Material Adverse Effect.

(ix)	None of the Yamana Benefit Plans, or any insurance contract relating thereto, require or permit a retroactive increase in premiums or payments on termination of the Yamana Benefit Plan or any insurance contract relating thereto.

3.1-20

(x)	All material data necessary to administer each material Yamana Benefit Plan is in the possession or control of Yamana or its agents.

(dd)	Restrictions on Business Activities. Except as disclosed in Schedule 3.1(dd) of the Yamana Disclosure Letter, there is no Yamana Material Contract or Order binding upon Yamana or any of its Subsidiaries or, to the knowledge of Yamana, any of the Yamana Material JV Entities that has or could reasonably be expected to have the effect of prohibiting, restricting or materially impairing any business practice of Yamana, any of its Subsidiaries or any of the Yamana JV Entities or the conduct of business by Yamana, any of its Subsidiaries or any of the Yamana Material JV Entities as currently conducted (including following the transaction contemplated by this Agreement) other than Yamana Material Contracts or Orders which have not had and would not reasonably be expected to, individually or in the aggregate, have a Yamana Material Adverse Effect.

(ee)	Material Contracts. True and complete copies of the Yamana Material Contracts (other than those to which the Yamana Material JV Entities are parties) have been disclosed in the Yamana Data Room and, to the knowledge of Yamana, true and complete copies of the Yamana Material Contracts to which the Yamana Material JV Entities are parties have been disclosed in the Yamana Data Room. Yamana and its Subsidiaries and, to the knowledge of Yamana, the Yamana Material JV Entities, have performed in all material respects all of the respective obligations required to be performed by them under the Yamana Material Contracts and none of Yamana, or any of its Subsidiaries or, to the knowledge of Yamana, the Yamana Material JV Entities, is in material breach or default under any Yamana Material Contract to which it is a party or bound. To the knowledge of Yamana, there is no material breach or default under any such Yamana Material Contract by any other party thereto. All Yamana Material Contracts are legal, valid, binding and in full force and effect and are enforceable by Yamana (or a Subsidiary of Yamana, as the case may be) in accordance with their respective terms (subject to bankruptcy, insolvency and other applicable Laws affecting creditors’ rights generally, and to general principles of equity). Yamana has not received any written or, to the knowledge of Yamana, other notice that any party to a Yamana Material Contract intends to cancel, terminate or otherwise modify or not renew its relationship with Yamana or any of its Subsidiaries, and, to the knowledge of Yamana, no such action has been threatened.

(ff)	Anti-Corruption.

(i)	None of Yamana, its Subsidiaries nor, to the knowledge of Yamana, the Yamana JV Entities, nor any of their directors, officers, employees, agents or representatives has, directly or indirectly, offered, promised, agreed, paid, authorized, given or taken any act in furtherance of any such offer, promise, agreement, payment or authorization on behalf of Yamana, its Subsidiaries or the Yamana JV Entities, anything of value, directly or indirectly, to any official of a Governmental Entity, any political party or official thereof or any candidate for political office, for the purpose of any of the following:

(A)	influencing any action or decision of such Person in such Person’s official capacity, including a decision to fail to perform such Person’s official function in order to obtain or retain an advantage in the course of business;

3.1-21

(B)	inducing such Person to use such Person’s influence with any Governmental Entity to affect or influence any act or decision of such Governmental Entity to assist Yamana, one of its Subsidiaries or one of the Yamana JV Entities in obtaining or retaining business for, with, or directing business to, any Person or otherwise to obtain or retain an advantage in the course of business; or

(C)	to assist Yamana, one of its Subsidiaries or one of the Yamana JV Entities in obtaining or retaining business for, with, or directing business to, any Person whether through a bribe, rebate, payoff, influence payment, kickback or illegal or improper payment, other than such actions which have not had and would not reasonably be expected to, individually or in the aggregate, have a Yamana Material Adverse Effect.

(ii)	None of Yamana, its Subsidiaries nor, to the knowledge of Yamana, the Yamana JV Entities, nor any of their directors, officers, employees, agents or representatives has taken any action that is inconsistent with or prohibited by or would cause Yamana, one of its Subsidiaries or one of the Yamana JV Entities to be in violation of the substantive prohibitions or requirements of the Corruption of Foreign Public Officials Act (Canada), the Foreign Corrupt Practices Act of 1977 (United States) or any similar legislation prohibiting corruption, bribery and money laundering in any jurisdiction in which it conducts its business and to which it is subject and all contracts and arrangements between Yamana, one of its Subsidiaries or one of the Yamana JV Entities and any other Person are in compliance with such laws, other than such actions which have not had and would not reasonably be expected to, individually or in the aggregate, have a Yamana Material Adverse Effect. Since January 1, 2020, Yamana, its Subsidiaries and, to the knowledge of Yamana, the Yamana JV Entities have maintained policies and procedures applicable to it and their respective directors, officers, employees, agents and representatives in place in respect thereof as are appropriate to prevent and detect violations of laws prohibiting corruption, bribery and money laundering.

(iii)	None of Yamana, its Subsidiaries nor, to the knowledge of Yamana, the Yamana JV Entities nor any of its directors, officers, employees, agents or representatives has (A) conducted or initiated any review, audit or internal investigation to determine whether, or has concluded that, Yamana, one of its Subsidiaries or one of the Yamana JV Entities or any of their respective directors, officers, employees, agents or representatives has violated any Laws prohibiting corruption, bribery or money laundering or committed any wrongdoing thereunder, or (B) made a voluntary, directed or involuntary disclosure to any Governmental Entity responsible for enforcing anti- corruption, anti-bribery and money laundering Laws, in each case with respect to any alleged act or omission arising under or relating to non- compliance with any such Laws, or received any notice, request or citation from any Person alleging non-compliance with any such Laws, other than such actions which have not had and would not reasonably be expected to, individually or in the aggregate, have a Yamana Material Adverse Effect.

3.1-22

(iv)	Yamana, its Subsidiaries and, to the knowledge of Yamana, the Yamana JV Entities have maintained systems of internal controls intended to ensure compliance with the Corruption of Foreign Public Officials Act (Canada), the Foreign Corrupt Practices Act of 1977 (United States) or any similar legislation prohibiting corruption, bribery and money laundering.

(gg)	Sanctions.

(i)	Neither Yamana, nor any of its Subsidiaries or joint ventures, nor any of their respective directors, officers or employees nor, to the knowledge of Yamana, any agents or Persons acting on any of their behalf: (A) is a Restricted Party; or (B) has received written notice of or is aware of any claim, action, suit, proceeding or investigation against it with respect to Sanctions by any Sanctions Authority.

(ii)	None of Yamana, any of its Subsidiaries nor, to the knowledge of the Yamana, any director, officer, employee or agent of Yamana or any of its Subsidiaries is a Person that is, or is owned or controlled by Persons that are: (A) the subject/target of any Sanctions, or (B) located, organized or resident in a country or territory that is the subject of Sanctions, including Crimea, Cuba, Iran, North Korea, and Syria).

(iii)	Yamana, its Subsidiaries and their respective directors, officers and employees and, to the knowledge of Yamana, the agents of Yamana and its Subsidiaries are in compliance with all applicable Sanctions in all material respects. Yamana and its Subsidiaries have instituted and maintain policies and procedures designed to ensure compliance with applicable Sanctions.

(iv)	Yamana represents and covenants that for the past three years, neither Yamana nor any of its Subsidiaries nor, to the knowledge of Yamana, any director, officer, employee or agent of Yamana has knowingly engaged in, or is now knowingly engaged in, or will engage in, any dealings or transactions with a Restricted Party or in violation of Sanctions.

(hh)	Indigenous Claims. None of Yamana, its Subsidiaries nor, to the knowledge of Yamana, the Yamana Material JV Entities, has received any written notice of an Indigenous Claim, which relates to either the Yamana Real Property Interests or the Yamana Mineral Rights or to their respective operations and businesses except for such Indigenous Claims that would not, individually or in the aggregate, have a Yamana Material Adverse Effect. There are no ongoing or outstanding negotiations with any Indigenous group concerning an impact benefit or other material agreement between an Indigenous group and Yamana, its Subsidiaries, or any of the Yamana Material JV Entities.

3.1-23

(ii)	Community Groups. To the knowledge of Yamana:

(i)	no authorized legal representative of any community in the vicinity of any of the Yamana Material Properties has communicated in writing to Yamana or any of its Subsidiaries a requirement that (A) the consent of such community be obtained as a condition to continued operation of any such properties or (B) a material increase in the compensation payments payable by Yamana or any of its Subsidiaries under any community development or social framework or similar agreements as a condition to the continued operation of such properties.

(ii)	other than as disclosed in Section 3.1(ii) of the Yamana Disclosure Letter, no dispute exists or is threatened in writing between community groups and Yamana, its Subsidiaries and, to the knowledge of Yamana, the Yamana Material JV Entities with respect to their respective businesses, assets and operations, except for such disputes that would not, individually or in the aggregate, have a Yamana Material Adverse Effect.

(jj)	Brokers; Expenses. Except for the fees to be paid to Canaccord Genuity Corp., Stifel Nicolaus Canada Inc. and Scotia Capital Inc., pursuant to their respective engagement letters with Yamana, true and complete copies of which have been provided to Pan American, none of Yamana, any of its Subsidiaries, nor any of their respective officers, directors or employees has employed any broker, finder, investment banker, financial advisor or other Person or incurred any liability for any brokerage fees, commissions, finder’s fees, financial advisory fees or other similar fees in connection with the transactions contemplated by this Agreement.

(kk)	Fairness Opinions. As of the date hereof:

(i)	The Yamana Special Committee and the Yamana Board have received the Yamana Fairness Opinion to the effect that as of the date of the Yamana Fairness Opinion, subject to the assumptions and limitations set out therein, the Consideration to be received by Yamana Shareholders pursuant to the Arrangement is fair from a financial point of view to Yamana Shareholders; and

(ii)	Yamana has been authorized by Scotia Capital Inc. to permit inclusion of the Yamana Fairness Opinion and references thereto in the Yamana Circular, subject to its review and approval thereof.

(ll)	No “Collateral Benefit”. To the knowledge of Yamana, no related party of Yamana (within the meaning of MI 61-101) together with its associated entities, beneficially owns or exercises control or direction over 1% or more of the outstanding Yamana Shares, except for related parties who will not receive a “collateral benefit” (within the meaning of such instrument) as a consequence of the transactions contemplated by this Agreement.

(mm)	HSR Act. Yamana and its Subsidiaries do not hold, and will not hold at the closing of the Arrangement, assets located in the United States with a value that exceeds US$101 million and Yamana and its Subsidiaries did not generate sales in or into the United States, the sum of which exceeded US$101 million during Yamana’s most recent fiscal year.

3.1-24

(nn)	Canadian Assets. Yamana is the sole registered and beneficial owner of, and has good and marketable title to, all Canadian Assets, free and clear of all Liens other than Permitted Liens.

(oo)	Gold Fields Agreement. As of the date hereof, the Gold Fields Agreement has not been amended and Yamana has complied with all of the terms and conditions of the Gold Fields Agreement, has performed all of the obligations required to be performed by it thereunder and is not in breach of such agreement or in default thereunder.

(pp)	Permitted Acquisition Agreement. Yamana has provided Gold Fields with: (A) a notice in writing that the Yamana Board has determined that this Agreement constitutes a Yamana Superior Proposal (as defined in the Gold Fields Agreement); (B) confirmation of the determination by the Yamana Board of the value or range of values in financial terms that the Yamana Board, in consultation with its financial advisors, has determined should be ascribed to any non-cash consideration offered under this Agreement; (C) confirmation of the intention of Yamana to enter into this Agreement as a Permitted Acquisition Agreement (as defined in the Gold Fields Agreement); and (D) a copy of this Agreement and all supporting materials.

3.1-25

Schedule 4.1
Representations and Warranties of Pan American

Defined Terms

As used in this schedule, capitalized terms have the meanings ascribed thereto in the Arrangement Agreement to which this schedule is appended, and the following terms have the following meanings:

“Pan American Annual Financial Statements” means the audited consolidated financial statements for Pan American as of and for each of the fiscal years ended on December 31, 2020 and December 31, 2021 (including the notes thereto and the auditor’s report thereon);

“Pan American Balance Sheet” has the meaning given to it in Section (m) of this Schedule 4.1;

“Pan American Material Properties” has the meaning given to it in Schedule 4.1(r)(i) of the Pan American Disclosure Letter;

“Pan American Material Subsidiaries” means the entities listed as Pan American Material Subsidiaries in Schedule 4.1(d)(ii) of the Pan American Disclosure Letter;

“Pan American Mineral Rights” has the meaning given to it in Section (o)(ii) of this Schedule 4.1;

“Pan American Real Property Interests” has the meaning given to it in Section (o)(i) of this Schedule 4.1;

“Pan American Shareholder Approval” means the approval of the Pan American Resolution by Pan American Shareholders at the Pan American Meeting;

“Restricted Party” means a Person that is: (i)  listed on, or owned or controlled (directly or indirectly) by a Person listed on, or acting on behalf of a Person listed on, any Sanctions List, (ii) located in, incorporated under the laws of, or owned or (directly or indirectly) controlled by, or acting on behalf of, a Person located in or organized under the laws of a country or territory that is the target of Sanctions, or (iii) otherwise a target of Sanctions;

“Sanctions” means the economic sanctions laws, regulations, embargoes or restrictive measures administered, enacted or enforced by: (i) the United States government; (ii) the United Nations; (iii) the European Union (iv) the United Kingdom; (v) Canada or (vi) the respective governmental institutions and agencies of any of the foregoing, including, without limitation, the Office of Foreign Assets Control of the U.S. Department of Treasury (“OFAC”), the United States Department of State, Global Affairs Canada and Her Majesty’s Treasury (“HMT”) or any other relevant sanctions authority (together the “Sanctions Authorities”);

4.1-1

“Sanctions List” means the “Specially Designated Nationals and Blocked Persons” list maintained by OFAC, the “Consolidated Canadian Autonomous Sanctions List”, the “Consolidated List of Financial Sanctions Targets” and the “Investment Ban List” maintained by HMT, or any similar list maintained by, or public announcement of Sanctions designation made by, any of the Sanctions Authorities; and

(a)	Organization and Qualification. Pan American and each of the Pan American Material Subsidiaries is a corporation duly incorporated or an entity duly created and validly existing under all applicable Laws of its jurisdiction of incorporation, continuance or creation and has all corporate power and capacity to own its assets and conduct its business as now owned and conducted. Pan American and each of the Pan American Material Subsidiaries is duly qualified to carry on business and is in good standing in each jurisdiction in which its assets and properties, owned, leased, licensed or otherwise held, or the nature of its activities, makes such qualification necessary, except where the failure to be so registered or in good standing would not, individually or in the aggregate, have a Pan American Material Adverse Effect. True and complete copies of the constating documents of Pan American have been disclosed in the Pan American Data Room, and no action has been taken to amend or supersede such constating documents of Pan American.

(b)	Authority Relative to this Agreement. Pan American has the requisite corporate power and authority to enter into this Agreement and the agreements and other documents to be entered into by it hereunder and, subject to obtaining Pan American Shareholder Approval, to perform its obligations hereunder and thereunder. The execution and delivery and performance of this Agreement, the Arrangement and the agreements and other documents to be entered into by Pan American hereunder and the consummation by Pan American of the transactions contemplated hereunder and thereunder have been duly authorized by the Pan American Board, and no other corporate proceedings on the part of Pan American are necessary to authorize this Agreement and the agreements and other documents to be entered into by it hereunder or the consummation of the Arrangement, other than obtaining approval of the Pan American Circular by the Pan American Board and the Pan American Shareholder Approval. This Agreement has been duly executed and delivered by Pan American and constitutes a valid and binding obligation of Pan American, enforceable by Yamana against Pan American in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c)	No Conflict; Required Filings and Consent. Except as set forth in Schedule 4.1(c) of the Pan American Disclosure Letter, the execution and delivery by Pan American of this Agreement and the performance by it of its obligations hereunder and the completion of the Arrangement and the other transactions contemplated hereby do not and will not (or would not with the giving of notice, the lapse of time or both, or the happening of any other event or condition):

(i)	violate, conflict with or result in a breach or default of:

(A)	any provision of the articles, by-laws or other constating documents or partnership agreements of Pan American or any of its Subsidiaries;

4.1-2

(B)	any Pan American Material Contract or Authorization to which Pan American or any of its Subsidiaries is a party or by which Pan American or any of its Subsidiaries is bound, except as would not, individually or in the aggregate, have a Pan American Material Adverse Effect; or

(C)	any Law to which Pan American or any of its Subsidiaries is subject or by which Pan American or any of its Subsidiaries is bound, subject to receipt of the Regulatory Approvals and except as would not, individually or in the aggregate, have a Pan American Material Adverse Effect;

(ii)	give rise to any right of termination, allow any Person to exercise any rights, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Pan American is entitled, under any Pan American Material Contract or Authorization to which Pan American or any of its Subsidiaries is a party, except as would not, individually or in the aggregate, have a Pan American Material Adverse Effect; or

(iii)	give rise to any rights of first refusal or rights of first offer, trigger any change of control provision or any restriction or limitation, or require any consent or other action by any Person, under any Pan American Material Contract or Authorization, or result in the imposition of any Lien upon any of Pan American’s assets or the assets of any of Pan American’s Subsidiaries except as would not, individually or in the aggregate, have a Pan American Material Adverse Effect.

Other than the Regulatory Approvals, such filings and approvals required by the applicable rules and policies of the TSX and the Nasdaq, the Interim Order and the Final Order, no Authorization of, or other action by or in respect of, or filing, recording, registering or publication with, or notification to, any Governmental Entity is necessary on the part of Pan American or any of its Subsidiaries for the consummation by Pan American of its obligations in connection with the Arrangement under this Agreement or for the completion of the Arrangement, except for such Authorizations and filings as to which the failure to obtain or make would not, individually or in the aggregate, have a Pan American Material Adverse Effect.

(d)	Subsidiaries.

(i)	Pan American has no material Subsidiaries other than the Pan American Material Subsidiaries.

(ii)	Except as set forth in Schedule 4.1(d)(ii) of the Pan American Disclosure Letter, Pan American is, directly or indirectly, the registered and beneficial owner of with respect to each Pan American Material Subsidiary, all of its issued and outstanding securities, in each case free and clear of all Liens (other than Permitted Liens), and all of the issued and outstanding securities of the Pan American Material Subsidiaries have been duly and validly authorized and issued, are fully paid, and if such entity is a corporation, are non-assessable. No securities of the Pan American Material Subsidiaries have been issued in violation of any Law or pre-emptive or similar rights. There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any securities or other ownership interests in any of the Pan American Material Subsidiaries.

4.1-3

(e)	Compliance with Laws and Constating Documents.

(i)	The operations of Pan American and its Subsidiaries have been since January 1, 2020 and are now being conducted in material compliance with all Laws of each jurisdiction, the Laws of which have been and are now applicable to the operations of Pan American, of any of its Subsidiaries, and none of Pan American or any of its Subsidiaries has received any notice of any alleged violation of any such Laws, other than non-compliance or violations which have not had and would not reasonably be expected to, individually or in the aggregate, have a Pan American Material Adverse Effect.

(ii)	None of Pan American or any of its Subsidiaries is in conflict with, or in default under or in violation of its articles or by-laws or equivalent organizational documents except for such violation or default which would not, individually or in the aggregate, have a Pan American Material Adverse Effect.

(f)	Authorizations. Except as set forth in Schedule 4.1(f) of the Pan American Disclosure Letter, Pan American and its Subsidiaries have obtained all material Authorizations necessary for the ownership, operation and use of the assets of Pan American or its Subsidiaries or otherwise in connection with carrying on the business and operations of Pan American and its Subsidiaries in compliance with all applicable Laws, except where the failure to have any such Authorization would not, individually or in the aggregate, have a Pan American Material Adverse Effect. Such Authorizations are in full force and effect in accordance with their terms. Pan American and its Subsidiaries have fully complied with and are in compliance with all such Authorizations. There is no action, investigation or proceeding pending or, to the knowledge of Pan American threatened, regarding any such Authorizations, which if successful would, individually or in the aggregate, have a Pan American Material Adverse Effect. None of Pan American or any of its Subsidiaries or any of their respective officers or directors, has received any notice, whether written or oral, of revocation or non-renewal or material amendments of any such Authorizations, or of any intention of any Person to revoke or refuse to renew or to materially amend any of such Authorizations, except in each case, for revocations, non-renewals or amendments which would not, individually or in the aggregate, have a Pan American Material Adverse Effect, and all Authorizations of Pan American and its Subsidiaries continue to be effective in order for Pan American and its Subsidiaries to continue to conduct their respective businesses as they are currently being conducted. To the knowledge of Pan American, no Person other than Pan American or a wholly owned Subsidiary thereof owns or has any proprietary, financial or other interest (direct or indirect) in any Authorizations of Pan American or its wholly owned Subsidiaries.

4.1-4

(g)	Capitalization.

(i)	The authorized share capital of Pan American consists of 400,000,000 Pan American Shares. As of the date of this Agreement there are: (A) 210,538,209 Pan American Shares validly issued and outstanding as fully paid and non-assessable shares of Pan American, and (B) (1) 313,883,990 Pan American CVRs convertible into 15,600,034 Pan American Shares; (2) 416,826 Pan American RSUs; and (3) 202,666 Pan American Options. All Pan American Shares have been, and all Pan American Shares issuable upon the vesting or exercise of securities convertible into Pan American Shares in accordance with their terms have been duly authorized and, upon issuance, will be, validly issued as fully paid and non-assessable shares of Pan American and are not and will not be, as applicable, subject to or issued in violation of, any pre-emptive rights. Except as disclosed above, and as set forth in Schedule 4.1(g) of the Pan American Disclosure Letter, as of the date of this Agreement, there are no issued, outstanding or authorized options, warrants, conversion privileges, calls, or pre-emptive, redemption, repurchase, stock appreciation or other rights, shareholder rights plans, agreements, arrangements, commitments or obligations of Pan American or any of its Subsidiaries to issue or sell any shares in the capital of Pan American or shares, partnership interests or other equity interests of any of its Subsidiaries or securities or obligations of any kind convertible into, exchangeable for or otherwise carrying the right or obligation to acquire or subscribed for any shares in the authorized share structure of Pan American or shares, partnership interests or other equity interests of any of its Subsidiaries or the value of which is based on the value of the securities of Pan American or any of its Subsidiaries, and other than the Pan American Long Term Incentive Plan, there are no equity or security based compensation arrangements maintained by Pan American.

(ii)	All outstanding securities of Pan American have been issued in material compliance with all applicable Laws and any pre-emptive or similar rights applicable to them.

(iii)	There are no issued, outstanding or authorized bonds, debentures or other evidences of indebtedness of Pan American or its Subsidiaries or any other agreements, arrangements, instruments or commitments of any kind outstanding giving any Person, directly or indirectly, the right to vote (or that are convertible or exercisable for securities having the right to vote) with Pan American Shareholders on any matter.

(iv)	The Pan American Share Consideration to be issued at the Effective Time will be duly authorized and validly issued by Pan American as fully paid and non-assessable shares of Pan American, free and clear of all Liens.

(h)	Shareholder and Similar Agreements. Except as set forth in Schedule 4.1(h) of the Pan American Disclosure Letter, neither Pan American nor any of its Subsidiaries is party to any shareholder, pooling, voting trust or other similar agreement or arrangement relating to the issued and outstanding shares in the capital of Pan American or any of its Subsidiaries or pursuant to which any Person may have any right or claim in connection with any existing or past equity interest in Pan American or any of its Subsidiaries, and Pan American has not adopted a shareholder rights plan or any other similar plan or agreement.

4.1-5

(i)	Stock Exchange Compliance. There is no Order delisting, suspending or cease trading any securities of Pan American. The Pan American Shares are listed for trading on the TSX and the Nasdaq. The Pan American Shares are not listed on any exchange other than the TSX and Nasdaq, and Pan American is in compliance in all material respects with the applicable listing rules and regulations of the TSX and the Nasdaq.

(j)	U.S. Securities Law Matters.

(i)	The Pan American Shares are registered pursuant to Section 12(b) of the U.S. Exchange Act and Pan American is in material compliance with its reporting obligations as a “foreign private issuer”, as defined in Rule 3b-4 under the U.S. Exchange Act, pursuant to Section 13 of the U.S. Exchange Act.

(ii)	Other than the Pan American Shares and the Pan American CVRs, Pan American does not have any class of equity securities registered under the U.S. Exchange Act, nor is Pan American currently subject to any reporting obligation pursuant to Section 15(d) of the U.S. Exchange Act.

(iii)	Pan American is not an investment company registered or required to be registered under the U.S. Investment Company Act of 1940, as amended.

(k)	Reports. Since January 1, 2020, Pan American has timely filed or furnished, as applicable, all Pan American Public Documents that Pan American is required to file or furnish under Canadian Securities Laws and U.S. Securities Laws, other than such documents that the failure to file or furnish would, individually or in the aggregate, not have a Pan American Material Adverse Effect. Pan American Public Documents, at the time filed, (i) did not contain any material misrepresentation, (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading and (iii) complied in all material respects with the requirements of applicable Canadian Securities Laws and U.S. Securities Laws. Any amendments to the Pan American Public Documents required to be made have been filed on a timely basis with the applicable Governmental Entity. Pan American has not filed any confidential material change report with any Governmental Entity which at the date hereof remains confidential or any other confidential filings filed under Canadian Securities Laws or with any Governmental Entity.

(l)	Financial Statements.

(i)	The Pan American Annual Financial Statements (including the related management’s discussion and analysis) have been, and all financial statements of Pan American (including any notes thereto and related management’s discussion and analysis) which are publicly disseminated by Pan American in respect of any subsequent periods prior to the Effective Date will be, prepared in accordance with IFRS applied on a basis consistent with prior periods (except where IFRS has changed and new accounting standards become effective for the subsequent period) and all applicable Laws and present fairly, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise), consolidated financial position and its financial performance of Pan American and its Subsidiaries as of the respective dates thereof and their results of operations and cash flows for the respective periods covered thereby.

4.1-6

(ii)	Except as set forth in Schedule 4.1(l) of the Pan American Disclosure Letter, there are no off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of Pan American or any of its Subsidiaries with unconsolidated entities or other Persons which are not reflected in the Pan American Annual Financial Statements.

(iii)	The financial books, records and accounts of Pan American and each of its Subsidiaries: (A) have been maintained, in all material respects, in accordance with IFRS; and (B) accurately and fairly reflect the basis for Pan American’s financial statements in all material respects.

(iv)	The management of Pan American has established and maintains a system of disclosure controls and procedures (as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) designed to provide reasonable assurance that information required to be disclosed by Pan American in its annual filings, interim filings or other reports filed or submitted by it under the applicable Laws imposed by Governmental Entities is recorded, processed, summarized and reported within the time periods specified by such Laws imposed by such Governmental Entities. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by Pan American in its annual filings, interim filings or other reports filed or submitted under the applicable Laws imposed by Governmental Entities is accumulated and communicated to Pan American’s management, including its chief executive officer and chief financial officer (or Persons performing similar functions), as appropriate to allow timely decisions regarding required disclosure.

(v)	Pan American maintains internal control over financial reporting (as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and includes policies and procedures that (A) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Pan American and its Subsidiaries, (B) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of Pan American and its Subsidiaries are being made only with authorizations of management and directors of Pan American and its Subsidiaries, and (C) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Pan American or its Subsidiaries that could have a material effect on its financial statements. To the knowledge of Pan American, as of the date of this Agreement (x) there are no material weaknesses in the design and implementation or maintenance of internal controls over financial reporting of Pan American that are reasonably likely to adversely affect the ability of Pan American to record, process, summarize and report financial information; and (y) there is no fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of Pan American.

4.1-7

(vi)	Except as set forth in Schedule 4.1(l) of the Pan American Disclosure Letter, none of Pan American, any of its Subsidiaries, nor any of the respective directors, officers, employees, auditors, accountants or representatives of any of the foregoing, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Pan American or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion, or claim that Pan American or any of its Subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Pan American Board.

(m)	Undisclosed Liabilities. Except as set forth in Schedule 4.1(m) of the Pan American Disclosure Letter, none of Pan American nor any of its Subsidiaries has any material liabilities or obligations of any nature, whether or not accrued, contingent, absolute, determined, determinable or otherwise, except for (i) liabilities and obligations that are specifically presented on the audited condensed consolidated balance sheet of Pan American as of December 31, 2021 (the “Pan American Balance Sheet”) or disclosed in the notes thereto, (ii) those incurred in the ordinary course of business since the date of the Pan American Balance Sheet and consistent with past practice and (iii) those incurred in connection with the execution of this Agreement.

(n)	Sarbanes-Oxley Compliance. Each of the principal executive officer and the principal financial officer of Pan American (or each former principal executive officer and each former principal financial officer of Pan American, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the U.S. Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the Pan American Annual Financial Statements and the statements contained in such certifications were true and accurate in all material respects as of the dates made in such Pan American Annual Financial Statements. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. Neither Pan American nor any of its Subsidiaries has outstanding (nor has arranged or modified since the enactment of the Sarbanes-Oxley Act) any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) to directors or executive officers (as defined in Rule 3b-7 under the U.S. Exchange Act) of Pan American or any of its Subsidiaries. Pan American is in material compliance with all applicable provisions of the Sarbanes-Oxley Act and the applicable listing rules of the Nasdaq.

4.1-8

(o)	Title. Except as set forth in Schedule 4.1(o) of the Pan American Disclosure Letter, Pan American and its Subsidiaries:

(i)	have good and sufficient title to their real property interests, including fee simple estate of and in real property, leases, easements, rights of way, permits or licenses from landowners or authorities permitting the use of land by Pan American and its Subsidiaries, as applicable, necessary to permit the operation of Pan American’s business as presently owned and conducted in all material respects (collectively, “Pan American Real Property Interests”); and

(ii)	hold their mineral concession, claims, leases, licenses, permits, access rights and other rights and interests necessary to explore for, develop, mine, produce, process or refine, minerals, concentrates or ores for development purposes on their properties (collectively, the “Pan American Mineral Rights”), free and clear of all Liens (other than Permitted Liens).

(p)	No Defaults under Leases and Agreements.

(i)	None of Pan American nor any of its Subsidiaries has received notice of any default under any of the leases and other title and operating documents or any other agreement or instrument pertaining to the Pan American Real Property Interests or the Pan American Mineral Rights to which Pan American or any of its Subsidiaries is a party or by or to which Pan American or any such assets are bound or subject, except to the extent that such defaults have not had and would not reasonably be expected to, individually or in the aggregate, have a Pan American Material Adverse Effect.

(ii)	(A) Pan American and its Subsidiaries are in good standing under all, and are not in default under any, and (B) there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice or both, would constitute a default under any, leases and other title and operating documents or any other agreements and instruments pertaining to the Pan American Real Property Interests and the Pan American Mineral Rights to which it is a party or by or to which it or such assets are bound or subject and, to the knowledge of Pan American, all such leases, title and operating documents and other agreements and instruments are in good standing and in full force and effect and none of the counterparties to such leases, title and operating documents and other agreements and instruments is in default thereunder except to the extent that such defaults have not had and would not reasonably be expected to, individually or in the aggregate, have a Pan American Material Adverse Effect.

(q)	Expropriation. No properties or assets of Pan American or its Subsidiaries subject to the Pan American Real Property Interests or the Pan American Mineral Rights has been taken or appropriated by any Governmental Entity, nor has any notice or proceeding in respect thereof been given or commenced, nor, to the knowledge of Pan American, is there any intent or proposal to give any such notice or to commence any such proceeding, except as would not reasonably be expected to, individually or in the aggregate, have a Pan American Material Adverse Effect.

4.1-9

(r)	Pan American Mineral Reserves and Resources.

(i)	The Pan American Material Properties are the only material properties of Pan American for the purposes of NI 43-101.

(ii)	Each of the technical reports relating to the Pan American Material Properties filed pursuant to NI 43-101 complied in all material respects with the requirements of NI 43-101 at the respective time of filing thereof.

(iii)	The estimates of mineral reserves and mineral resources for the Pan American Material Properties were prepared, in all material respects, in accordance with sound mining, engineering, geoscience and other applicable industry standards and practices, and in accordance with applicable Laws, including the requirements of NI 43-101. There has been no material reduction in the aggregate amount of estimated mineral resources or mineral reserves of Pan American from the amounts set forth in the Pan American Public Documents, other than as a result of production activities in the ordinary course. Except as set forth in Schedule 4.1(r) of the Pan American Disclosure Letter, all material information regarding the Pan American Material Properties, including all drill results, technical reports and studies, that are required to be disclosed at Law, have been disclosed in the Pan American Public Documents on or before the date hereof.

(s)	Royalties and Rentals Paid. All rentals, royalties, overriding royalty interests, production payments, net profits, interest burdens, payments and obligations due and payable, or performable, as the case may be, on or prior to the date hereof under, with respect to, or on account of, any direct or indirect assets of Pan American and its Subsidiaries have been: (i) duly paid; (ii) duly performed; or (iii) provided for prior to the date hereof, except to the extent that such non-payment, non-performance or non-provision would not reasonably be expected to, individually or in the aggregate, have a Pan American Material Adverse Effect.

(t)	Absence of Certain Changes or Events. Since December 31, 2021: (i) Pan American and its Subsidiaries have operated their respective businesses only in the ordinary course of business; (ii) there has not been any Pan American Material Adverse Effect; and (iii) Pan American and its Subsidiaries have not taken or failed to take any action which, if taken after the date of this Agreement, would constitute a breach of Section 6.2.

(u)	Litigation. Except as set forth in Schedule 4.1(u) of the Pan American Disclosure Letter, there is no Proceeding against or involving Pan American or any of its Subsidiaries or any of their respective properties or assets pending or, to the knowledge of Pan American, threatened and, to the knowledge of Pan American, no event has occurred which would reasonably be expected to give rise to any Proceeding, in each case which, if adversely determined, would reasonably be expected to have a Pan American Material Adverse Effect or would prevent, significantly impede or materially delay the ability of Pan American to consummate the Arrangement.

4.1-10

(v)	Environmental. Except as has not had and would not reasonably be expected to, individually or in the aggregate, have a Pan American Material Adverse Effect, the operations of Pan American and each of its Subsidiaries are in compliance in all material respects with Environmental Laws.

(w)	Employment Matters. Except as set forth in Section 4.1(w) of the Pan American Disclosure Letter or otherwise disclosed in the Pan American Public Documents, there is no labour strike, dispute, work slowdown or stoppage pending or involving, or to the knowledge of Pan American threatened against Pan American or any of its Subsidiaries and no such event has occurred within the last two years.

(x)	Ownership of Yamana Shares. None of Pan American nor any of its Subsidiaries or affiliates or any Person acting jointly or in concert with them in respect of the transactions contemplated by this Agreement beneficially owns or exercises control or direction over any securities of Yamana.

(y)	Taxes. Except as disclosed in Section 4.1(y) of the Pan American Disclosure Letter:

(i)	each of Pan American and its Subsidiaries has duly and in a timely manner made or prepared all material Tax Returns required to be made or prepared by it, and duly and in a timely manner filed all material Tax Returns required to be filed by it with the appropriate Governmental Entity, and all such Tax Returns were complete and correct in all material respects;

(ii)	each of Pan American and its Subsidiaries has paid all Taxes, including instalments on account of Taxes for the current year required by applicable Law, which are due and payable by it whether or not assessed by the appropriate Governmental Entity and Pan American has provided adequate accruals in accordance with IFRS in the most recently published financial statements of Pan American for any Taxes of Pan American and each of its Subsidiaries for the period covered by such financial statements that have not been paid whether or not shown as being due on any Tax Returns, except in each case where the failure to do so would not reasonably be expected to, individually or in the aggregate, have a Pan American Material Adverse Effect. Except as would not reasonably be expected to, individually or in the aggregate, have a Pan American Material Adverse Effect since such publication date, no liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the ordinary course of business;

(iii)	each of Pan American and its Subsidiaries has duly and timely withheld all Taxes required by Law to be withheld by it (including Taxes required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the benefit of any Person) and has duly and timely remitted to the appropriate Governmental Entity such Taxes or other amounts required by Law to be remitted by it, except where the failure to do so would not reasonably be expected to, individually or in the aggregate, have a Pan American Material Adverse Effect;

4.1-11

(iv)	each of Pan American and its Subsidiaries has duly and timely collected all amounts on account of any sales, use or transfer Taxes, including, without limitation, goods and services, harmonized sales, provincial and territorial sales taxes and state and local taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity such amounts required by Law to be remitted by it, except where the failure to do so would not reasonably be expected to, individually or in the aggregate, have a Pan American Material Adverse Effect;

(v)	there are no material proceedings, investigations, audits or claims now pending in writing against Pan American or any of its Subsidiaries in respect of any Taxes and there are no matters under discussion, audit or appeal with any Governmental Entity relating to Taxes, except to the extent that any of the foregoing would not reasonably be expected to, individually or in the aggregate, have a Pan American Material Adverse Effect;

(vi)	neither Pan American nor any of its Subsidiaries has been the “distributing corporation” or a “controlled corporation”, in each case, within the meaning of Section 355 of the Code, with respect to a transaction that was intended to be governed in whole or in part by Section 355 of the Code;

(vii)	there are no Liens for Taxes upon any properties or assets of Pan American or any of its Subsidiaries (other than Liens (A) relating to Taxes not yet due and payable and for which adequate reserves have been recorded on the most recent balance sheet included in the Pan American Annual Financial Statements and (B) which would not reasonably be expected to, individually or in the aggregate, have a Pan American Material Adverse Effect);

(viii)	for the purposes of the Tax Act and any other relevant Tax purposes, Pan American and each of its Subsidiaries is resident in the jurisdiction (or country of which such jurisdiction is a political subdivision) in which it was formed or continued, and is not resident in any other country;

(ix)	Pan American is a “taxable Canadian corporation” as defined in the Tax Act; and

(x)	for purposes of the Tax Act and for any other relevant Tax purposes, Pan American is resident in Canada and is not resident in any other country.

(z)	Books and Records. The corporate records and minute books of Pan American and its Subsidiaries are currently maintained in accordance with applicable Laws and are complete and accurate in all material respects.

(aa)	Insurance. Pan American and its Subsidiaries have in place reasonable and prudent insurance policies that adequately cover all risks as are customarily covered by businesses in the industry in which Pan American and its Subsidiaries operate, and Pan American and its Subsidiaries are in compliance in all material respects with all requirements with respect to such policies.

4.1-12

(bb)	Non-Arm’s Length Transactions. Other than as disclosed in the Pan American Public Documents and other than employment or compensation agreements entered into in the ordinary course of business, no director, officer, employee or agent of, or independent contractor to, Pan American, any of its Subsidiaries, or holder of record or beneficial owner of 5% or more of the Pan American Shares, or associate or affiliate of any such officer, director or beneficial owner, is a party to, or beneficiary of, any loan, guarantee, Contract, arrangement or understanding or other transactions with Pan American or any of its Subsidiaries.

(cc)	Restrictions on Business Activities. There is no Pan American Material Contract or Order binding upon Pan American or any of its Subsidiaries that has or could reasonably be expected to have the effect of prohibiting, restricting or materially impairing any business practice of Pan American or any of its Subsidiaries or the conduct of business by Pan American, any of its Subsidiaries as currently conducted (including following the transaction contemplated by this Agreement) other than Pan American Material Contracts or Orders which have not had and would not reasonably be expected to, individually or in the aggregate, have a Pan American Material Adverse Effect.

(dd)	Material Contracts. Except as set forth in Schedule 4.1(dd) of the Pan American Disclosure Letter, true and complete copies of the Pan American Material Contracts have been disclosed in the Pan American Data Room or are part of the Pan American Public Documents. Pan American and its Subsidiaries have performed in all material respects all of the respective obligations required to be performed by them under the Pan American Material Contracts and none of Pan American, any of its Subsidiaries is in material breach or default under any Pan American Material Contract to which it is a party or bound. To the knowledge of Pan American, there is no material breach or default under any such Pan American Material Contract by any other party thereto. All Pan American Material Contracts are legal, valid, binding and in full force and effect and are enforceable by Pan American (or a Subsidiary of Pan American, as the case may be) in accordance with their respective terms (subject to bankruptcy, insolvency and other applicable Laws affecting creditors’ rights generally, and to general principles of equity). Pan American has not received any written or, to the knowledge of Pan American, other notice that any party to a Pan American Material Contract intends to cancel, terminate or otherwise modify or not renew its relationship with Pan American or any of its Subsidiaries, and, to the knowledge of Pan American, no such action has been threatened.

(ee)	Anti-Corruption.

(i)	None of Pan American nor its Subsidiaries, nor any of their directors, officers, employees, agents or representatives has, directly or indirectly, offered, promised, agreed, paid, authorized, given or taken any act in furtherance of any such offer, promise, agreement, payment or authorization on behalf of Pan American or its Subsidiaries, anything of value, directly or indirectly, to any official of a Governmental Entity, any political party or official thereof or any candidate for political office, for the purpose of any of the following:

(A)	influencing any action or decision of such Person in such Person’s official capacity, including a decision to fail to perform such Person’s official function in order to obtain or retain an advantage in the course of business;

4.1-13

(B)	inducing such Person to use such Person’s influence with any Governmental Entity to affect or influence any act or decision of such Governmental Entity to assist Pan American or one of its Subsidiaries in obtaining or retaining business for, with, or directing business to, any Person or otherwise to obtain or retain an advantage in the course of business; or

(C)	to assist Pan American or one of its Subsidiaries in obtaining or retaining business for, with, or directing business to, any Person, whether through a bribe, rebate, payoff, influence payment, kickback or illegal or improper payment, other than such actions which have not had and would not reasonably be expected to, individually or in the aggregate, have a Pan American Material Adverse Effect.

(ii)	None of Pan American nor its Subsidiaries, nor any of their directors, officers, employees, agents or representatives has taken any action that is inconsistent with or prohibited by or would cause Pan American or one of its Subsidiaries to be in violation of the substantive prohibitions or requirements of the Foreign Corrupt Practices Act of 1977 (United States) or any similar legislation prohibiting corruption, bribery and money laundering in any jurisdiction in which it conducts its business and to which it is subject and all contracts and arrangements between Pan American or one of its Subsidiaries and any other Person are in compliance with such laws, other than such actions which have not had and would not reasonably be expected to, individually or in the aggregate, have a Pan American Material Adverse Effect. Since January 1, 2020, Pan American and its Subsidiaries have maintained policies and procedures applicable to it and their respective directors, officers, employees, agents and representatives in place in respect thereof as are appropriate to prevent and detect violations of laws prohibiting corruption, bribery and money laundering.

(iii)	None of Pan American nor its Subsidiaries, nor any of their directors, officers, employees, agents or representatives has (A) conducted or initiated any review, audit or internal investigation to determine whether, or has concluded that, Pan American or one of its Subsidiaries or any of their respective directors, officers, employees, agents or representatives has violated any Laws prohibiting corruption, bribery or money laundering or committed any wrongdoing thereunder, or (B) made a voluntary, directed or involuntary disclosure to any Governmental Entity responsible for enforcing anti- corruption, anti-bribery and money laundering Laws, in each case with respect to any alleged act or omission arising under or relating to non-compliance with any such Laws, or received any notice, request or citation from any Person alleging non-compliance with any such Laws, other than such actions which have not had and would not reasonably be expected to, individually or in the aggregate, have a Pan American Material Adverse Effect.

4.1-14

(iv)	Pan American and its Subsidiaries have maintained systems of internal controls intended to ensure compliance with the Foreign Corrupt Practices Act of 1977 (United States) or any similar legislation prohibiting corruption, bribery and money laundering.

(ff)	Sanctions.

(i)	Neither Pan American, nor any of its Subsidiaries or joint ventures, nor any of their respective directors, officers or employees nor, to the knowledge of Pan American, any agents or Persons acting on any of their behalf: (A) is a Restricted Party; or (B) has received written notice of or is aware of any claim, action, suit, proceeding or investigation against it with respect to Sanctions by any Sanctions Authority.

(ii)	None of Pan American, any of its Subsidiaries nor, to the knowledge of the Pan American, any director, officer, employee or agent of Pan American or any of its Subsidiaries is a Person that is, or is owned or controlled by Persons that are: (A) the subject/target of any Sanctions, or (B) located, organized or resident in a country or territory that is the subject of Sanctions, including Crimea, Cuba, Iran, North Korea, and Syria.

(iii)	Pan American represents and covenants that for the past three years, neither Pan American nor any of its Subsidiaries nor, to the knowledge of Pan American, any director, officer, employee or agent of Pan American has knowingly engaged in, or is now knowingly engaged in, or will engage in, any dealings or transactions with a Restricted Party or in violation of Sanctions.

(gg)	Brokers; Expenses. Except for the fees to be paid to BMO Nesbitt Burns Inc., GenCap Mining Advisory Ltd. and National Bank Financial, Inc. pursuant to their engagement letters with Pan American, true and complete copies of which have been provided to Yamana, none of Pan American nor any of its Subsidiaries nor any of their respective officers, directors or employees has employed any broker, finder, investment banker, financial advisor or other Person or incurred any liability for any brokerage fees, commissions, finder’s fees, financial advisory fees or other similar fees in connection with the transactions contemplated by this Agreement.

4.1-15

(hh)	Freely Tradeable Shares. The Pan American Share Consideration to be issued pursuant to the Arrangement shall be registered or qualified for distribution, or exempt from or not subject to any requirement for registration or qualification for distribution, under Canadian Securities Laws, U.S. federal securities laws and the state securities Laws of each U.S. state where holders entitled to receive such shares are located. Such securities shall not be “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act, and shall not be subject to any “hold period” resale restrictions under National Instrument 45-102 – Resale of Securities of the Canadian Securities Authorities.

(ii)	Investment Canada Act. Pan American is not a non-Canadian within the meaning of the Investment Canada Act (Canada).

(jj)	Indicative Credit Rating and Financing Commitments. Pan American has received an indicative credit rating of BBB- stable from S&P Global Ratings and Baa3 from Moody’s and has received financing commitments from Canadian chartered banks which, with funds available under Pan American’s credit facilities, are sufficient to repay any obligations resulting from a change of control under the Yamana Senior Notes.

4.1-16

Schedule 5.1
Representations and Warranties of Agnico

Defined Terms

As used in this schedule, capitalized terms have the meanings ascribed thereto in the Arrangement Agreement to which this schedule is appended, and the following terms have the following meanings:

“Agnico Annual Financial Statements” means the audited consolidated financial statements for Agnico as of and for each of the fiscal years ended on December 31, 2020 and December 31, 2021 (including the notes thereto and the auditor’s report thereon);

“Agnico Balance Sheet” has the meaning given to it in Section (k) of this Schedule 5.1;

“Agnico Data Room” means the material contained in the virtual data room established by Agnico as at 11:59 p.m. (Eastern time) on November 2, 2022;

“Agnico Incentive Share Purchase Plan” means the incentive share purchase plan of Agnico; and

“Agnico Options” means options to purchase Agnico Shares granted under the stock option plan in respect of Agnico;

(a)	Organization and Qualification. Agnico is a corporation duly incorporated and validly existing under all applicable Laws of its jurisdiction of incorporation, and has all corporate power and capacity to own its assets and conduct its business as now owned and conducted. Agnico is duly qualified to carry on business and is in good standing in each jurisdiction in which its assets and properties, owned, leased, licensed or otherwise held, or the nature of its activities, makes such qualification necessary, except where the failure to be so registered or in good standing would not, individually or in the aggregate, have an Agnico Material Adverse Effect. True and complete copies of the constating documents of Agnico have been disclosed in the Agnico Data Room, and no action has been taken to amend or supersede such constating documents of Agnico.

(b)	Authority Relative to this Agreement. Agnico has the requisite corporate power and authority to enter into this Agreement and the agreements and other documents to be entered into by it hereunder and to perform its obligations hereunder and thereunder. The execution and delivery and performance of this Agreement, the Arrangement and the agreements and other documents to be entered into by Agnico hereunder and the consummation by Agnico of the transactions contemplated hereunder and thereunder have been duly authorized by the Agnico Board, and no other corporate proceedings on the part of Agnico are necessary to authorize this Agreement and the agreements and other documents to be entered into by it hereunder or the consummation of the Arrangement. This Agreement has been duly executed and delivered by Agnico and constitutes a valid and binding obligation of Agnico, enforceable against Agnico in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction. A vote of the shareholders of Agnico is not required in connection with this Agreement or the transactions contemplated by this Agreement.

5.1-1

(c)	No Conflict; Required Filings and Consent. The execution and delivery by Agnico of this Agreement and the performance by it of its obligations hereunder and the completion of the Arrangement and the other transactions contemplated hereby do not and will not (or would not with the giving of notice, the lapse of time or both, or the happening of any other event or condition):

(i)	violate, conflict with or result in a breach or default of:

(A)	any provision of the articles of incorporation, by-laws or other organizational documents of Agnico, except as would not, individually or in the aggregate, have a Agnico Material Adverse Effect;

(B)	any Agnico Material Contract to which Agnico or any of its Subsidiaries is bound, except as would not, individually or in the aggregate, have a Agnico Material Adverse Effect; or

(C)	any Law to which Agnico or any of its Subsidiaries is subject or by which Agnico or any of its Subsidiaries is bound, subject to receipt of the Regulatory Approvals and except as would not, individually or in the aggregate, have a Agnico Material Adverse Effect;

(ii)	give rise to any right of termination, allow any Person to exercise any rights, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Agnico is entitled, under any Agnico Material Contract or Authorization to which Agnico or any of its Subsidiaries is a party, except as would not, individually or in the aggregate, have a Agnico Material Adverse Effect; or

(iii)	give rise to any rights of first refusal or rights of first offer, trigger any change of control provision or any restriction or limitation, or require any consent or other action by any Person, under any Agnico Material Contract, or result in the imposition of any Lien upon any of Agnico’s assets or the assets of any of Agnico’s Subsidiaries except as would not, individually or in the aggregate, have a Agnico Material Adverse Effect.

Other than the Regulatory Approvals, such filings and approvals required by the applicable rules and policies of the TSX and the NYSE, the Interim Order and the Final Order, no Authorization of, or other action by or in respect of, or filing, recording, registering or publication with, or notification to, any Governmental Entity is necessary on the part of Agnico or any of its Subsidiaries for the consummation by Agnico of its obligations in connection with the Arrangement under this Agreement or for the completion of the Arrangement, except for such Authorizations and filings as to which the failure to obtain or make would not, individually or in the aggregate, have a Agnico Material Adverse Effect.

5.1-2

(d)	Available Funds. Agnico has, and will have at the Effective Time, sufficient available funds to consummate the Arrangement and pay the aggregate Cash Consideration on the terms and subject to the conditions set forth herein and in the Plan of Arrangement.

(e)	Compliance with Laws and Constating Documents.

(i)	The operations of Agnico and its Subsidiaries have been since January 1, 2020 and are now being conducted in material compliance with all Laws of each jurisdiction, the Laws of which have been and are now applicable to the operations of Agnico, of any of its Subsidiaries, and none of Agnico or any of its Subsidiaries has received any notice of any alleged violation of any such Laws, other than non-compliance or violations which have not had and would not reasonably be expected to, individually or in the aggregate, have a Agnico Material Adverse Effect.

(ii)	None of Agnico or any of its Subsidiaries is in conflict with, or in default under or in violation of its articles or by-laws or equivalent organizational documents except for such violation or default which would not, individually or in the aggregate, have a Agnico Material Adverse Effect.

(f)	Capitalization.

(i)	The authorized share capital of Agnico consists of an unlimited number of Agnico Shares. As of the date of this Agreement there are: (1) 455,938,401 Agnico Shares validly issued and outstanding as fully paid and non-assessable shares of Agnico; and (2) 5,431,192 Agnico Options. All Agnico Shares have been, and all Agnico Shares issuable upon the vesting or exercise of securities convertible into Agnico Shares in accordance with their terms have been duly authorized and, upon issuance, will be, validly issued as fully paid and non-assessable shares of Agnico and are not and will not be, as applicable, subject to or issued in violation of, any pre-emptive rights. Except as disclosed above, as of the date of this Agreement, there are no issued, outstanding or authorized options, warrants, conversion privileges, calls, or pre-emptive, redemption, repurchase, stock appreciation or other rights, shareholder rights plans, agreements, arrangements, commitments or obligations of Agnico or any of its Subsidiaries to issue or sell any shares in the capital of Agnico or shares, partnership interests or other equity interests of any of its Subsidiaries or securities or obligations of any kind convertible into, exchangeable for or otherwise carrying the right or obligation to acquire or subscribe for any shares in the authorized share structure of Agnico or shares, partnership interests or other equity interests of any of its Subsidiaries or the value of which is based on the value of the securities of Agnico or any of its Subsidiaries, and other than the Agnico Incentive Share Purchase Plan and the Agnico Option Plan, there are no equity or security based compensation arrangements maintained by Agnico.

(ii)	All outstanding securities of Agnico have been issued in material compliance with all applicable Laws and any pre-emptive or similar rights applicable to them.

5.1-3

(iii)	There are no issued, outstanding or authorized bonds, debentures or other evidences of indebtedness of Agnico or its Subsidiaries or any other agreements, arrangements, instruments or commitments of any kind outstanding giving any Person, directly or indirectly, the right to vote (or that are convertible or exercisable for securities having the right to vote) with Agnico Shareholders on any matter.

(iv)	The Agnico Share Consideration to be issued at the Effective Time will be duly authorized and validly issued by Agnico as fully paid and non-assessable shares of Agnico, free and clear of all Liens.

(g)	Stock Exchange Compliance. There is no Order delisting, suspending or cease trading any securities of Agnico. The Agnico Shares are listed for trading on the TSX and the NYSE. The Agnico Shares are not listed on any exchange other than the TSX and NYSE, and Agnico is in compliance in all material respects with the applicable listing rules and regulations of the TSX and the NYSE.

(h)	U.S. Securities Law Matters.

(i)	The Agnico Shares are registered pursuant to Section 12(b) of the U.S. Exchange Act and Agnico is in material compliance with its reporting obligations as a “foreign private issuer”, as defined in Rule 3b-4 under the U.S. Exchange Act, pursuant to Section 13 of the U.S. Exchange Act.

(ii)	Other than the Agnico Shares and the Agnico CVRs, Agnico does not have any class of equity securities registered under the U.S. Exchange Act, nor is Agnico currently subject to any reporting obligation pursuant to Section 15(d) of the U.S. Exchange Act.

(iii)	Agnico is not an investment company registered or required to be registered under the U.S. Investment Company Act of 1940, as amended.

(i)	Reports. Since January 1, 2020, Agnico has timely filed or furnished, as applicable, all Agnico Public Documents that Agnico is required to file or furnish under Canadian Securities Laws and U.S. Securities Laws, other than such documents that the failure to file or furnish would, individually or in the aggregate, not have a Agnico Material Adverse Effect. Agnico Public Documents, at the time filed, (i) did not contain any material misrepresentation, (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading and (iii) complied in all material respects with the requirements of applicable Canadian Securities Laws and U.S. Securities Laws. Any amendments to the Agnico Public Documents required to be made have been filed on a timely basis with the applicable Governmental Entity. Agnico has not filed any confidential material change report with any Governmental Entity which at the date hereof remains confidential or any other confidential filings filed under Canadian Securities Laws or with any Governmental Entity.

5.1-4

(j)	Financial Statements.

(i)	The Agnico Annual Financial Statements (including the related management’s discussion and analysis) have been, and all financial statements of Agnico (including any notes thereto and related management’s discussion and analysis) which are publicly disseminated by Agnico in respect of any subsequent periods prior to the Effective Date will be, prepared in accordance with IFRS applied on a basis consistent with prior periods (except where IFRS has changed and new accounting standards become effective for the subsequent period) and all applicable Laws and present fairly, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise), consolidated financial position and its financial performance of Agnico and its Subsidiaries as of the respective dates thereof and their results of operations and cash flows for the respective periods covered thereby.

(ii)	There are no off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of Agnico or any of its Subsidiaries with unconsolidated entities or other Persons which are not reflected in the Agnico Annual Financial Statements.

(iii)	The financial books, records and accounts of Agnico and each of its Subsidiaries: (A) have been maintained, in all material respects, in accordance with IFRS; and (B) accurately and fairly reflect the basis for Agnico’s financial statements in all material respects.

(iv)	The management of Agnico has established and maintains a system of disclosure controls and procedures (as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) designed to provide reasonable assurance that information required to be disclosed by Agnico in its annual filings, interim filings or other reports filed or submitted by it under the applicable Laws imposed by Governmental Entities is recorded, processed, summarized and reported within the time periods specified by such Laws imposed by such Governmental Entities. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by Agnico in its annual filings, interim filings or other reports filed or submitted under the applicable Laws imposed by Governmental Entities is accumulated and communicated to Agnico’s management, including its chief executive officer and chief financial officer (or Persons performing similar functions), as appropriate to allow timely decisions regarding required disclosure.

(v)	Agnico maintains internal control over financial reporting (as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and includes policies and procedures that (A) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Agnico and its Subsidiaries, (B) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of Agnico and its Subsidiaries are being made only with authorizations of management and directors of Agnico and its Subsidiaries, and (C) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Agnico or its Subsidiaries that could have a material effect on its financial statements. To the knowledge of Agnico, as of the date of this Agreement (x) there are no material weaknesses in the design and implementation or maintenance of internal controls over financial reporting of Agnico that are reasonably likely to adversely affect the ability of Agnico to record, process, summarize and report financial information; and (y) there is no fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of Agnico.

5.1-5

(vi)	None of Agnico, any of its Subsidiaries, nor any of the respective directors, officers, employees, auditors, accountants or representatives of any of the foregoing, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Agnico or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion, or claim that Agnico or any of its Subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Agnico Board.

(k)	Undisclosed Liabilities. None of Agnico nor any of its Subsidiaries has any material liabilities or obligations of any nature, whether or not accrued, contingent, absolute, determined, determinable or otherwise, except for (i) liabilities and obligations that are specifically presented on the audited condensed consolidated balance sheet of Agnico as of December 31, 2021 (the “Agnico Balance Sheet”) or disclosed in the notes thereto, (ii) those incurred in the ordinary course of business since the date of the Agnico Balance Sheet and consistent with past practice and (iii) those incurred in connection with the execution of this Agreement.

(l)	Absence of Certain Changes or Events. Since December 31, 2021 there has not been any Agnico Material Adverse Effect.

(m)	Taxes.

(i)	Each of Agnico and its Subsidiaries has duly and in a timely manner made or prepared all material Tax Returns required to be made or prepared by it, and duly and in a timely manner filed all material Tax Returns required to be filed by it with the appropriate Governmental Entity, and all such Tax Returns were complete and correct in all material respects.

(ii)	Each of Agnico and its Subsidiaries has paid all Taxes, including instalments on account of Taxes for the current year required by applicable Law, which are due and payable by it whether or not assessed by the appropriate Governmental Entity and Agnico has provided adequate accruals in accordance with IFRS in the most recently published financial statements of Agnico for any Taxes of Agnico and each of its Subsidiaries for the period covered by such financial statements that have not been paid whether or not shown as being due on any Tax Returns, except in each case where the failure to do so would not reasonably be expected to, individually or in the aggregate, have a Agnico Material Adverse Effect. Except as would not reasonably be expected to, individually or in the aggregate, have a Agnico Material Adverse Effect since such publication date, no liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the ordinary course of business.

5.1-6

(iii)	Each of Agnico and its Subsidiaries has duly and timely withheld all Taxes required by Law to be withheld by it in connection with any amounts paid or owing to any employee, independent contractor, supplier, creditor, shareholder, non- resident or other third party (including Taxes required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the benefit of any Person) and has duly and timely remitted to the appropriate Governmental Entity such Taxes or other amounts required by Law to be remitted by it, except where the failure to do so would not reasonably be expected to, individually or in the aggregate, have a Agnico Material Adverse Effect.

(iv)	Each of Agnico and its Subsidiaries has duly and timely collected all amounts on account of any sales, use or transfer Taxes, including, without limitation, goods and services, harmonized sales, provincial and territorial sales taxes and state and local taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity such amounts required by Law to be remitted by it, except where the failure to do so would not reasonably be expected to, individually or in the aggregate, have a Agnico Material Adverse Effect.

(v)	There are no material proceedings, investigations, audits or claims now pending in writing against Agnico or any of its Subsidiaries in respect of any Taxes and there are no matters under discussion, audit or appeal with any Governmental Entity relating to Taxes, except to the extent that any of the foregoing would not reasonably be expected to, individually or in the aggregate, have a Agnico Material Adverse Effect.

(vi)	Neither Agnico nor any of its Subsidiaries has been the “distributing corporation” or a “controlled corporation”, in each case, within the meaning of Section 355 of the Code, with respect to a transaction that was intended to be governed in whole or in part by Section 355 of the Code.

(vii)	There are no Liens for Taxes upon any properties or assets of Agnico or any of its Subsidiaries (other than Liens (A) relating to Taxes not yet due and payable and for which adequate reserves have been recorded on the most recent balance sheet included in the Agnico Annual Financial Statements and (B) which would not reasonably be expected to, individually or in the aggregate, have a Agnico Material Adverse Effect).

5.1-7

(viii)	For the purposes of the Tax Act and any other relevant Tax purposes, Agnico and each of its Subsidiaries is resident in the jurisdiction (or country of which such jurisdiction is a political subdivision) in which it was formed or continued, and is not resident in any other country.

(ix)	For purposes of the Tax Act and for any other relevant Tax purposes, Agnico is resident in Canada and is not resident in any other country.

(n)	Litigation. There is no Proceeding against or involving Agnico or any of its Subsidiaries or any of their respective properties or assets pending or, to the knowledge of Agnico, threatened and, to the knowledge of Agnico, no event has occurred which would reasonably be expected to give rise to any Proceeding, in each case which, if adversely determined, would reasonably be expected to have a Agnico Material Adverse Effect or would significantly impede the ability of Agnico to consummate the Arrangement.

(o)	Anti-Corruption.

(i)	None of Agnico nor its Subsidiaries, nor any of their directors, officers, employees, agents or representatives has, directly or indirectly, offered, promised, agreed, paid, authorized, given or taken any act in furtherance of any such offer, promise, agreement, payment or authorization on behalf of Agnico or its Subsidiaries, anything of value, directly or indirectly, to any official of a Governmental Entity, any political party or official thereof or any candidate for political office, for the purpose of any of the following:

(A)	influencing any action or decision of such Person in such Person’s official capacity, including a decision to fail to perform such Person’s official function in order to obtain or retain an advantage in the course of business;

(B)	inducing such Person to use such Person’s influence with any Governmental Entity to affect or influence any act or decision of such Governmental Entity to assist Agnico or one of its Subsidiaries in obtaining or retaining business for, with, or directing business to, any Person or otherwise to obtain or retain an advantage in the course of business; or

(C)	to assist Agnico or one of its Subsidiaries in obtaining or retaining business for, with, or directing business to, any Person, whether through a bribe, rebate, payoff, influence payment, kickback or illegal or improper payment, other than such actions which have not had and would not reasonably be expected to, individually or in the aggregate, have a Agnico Material Adverse Effect.

(ii)	None of Agnico nor its Subsidiaries, nor any of their directors, officers, employees, agents or representatives has taken any action that is inconsistent with or prohibited by or would cause Agnico or one of its Subsidiaries to be in violation of the substantive prohibitions or requirements of the Foreign Corrupt Practices Act of 1977 (United States) or any similar legislation prohibiting corruption, bribery and money laundering in any jurisdiction in which it conducts its business and to which it is subject and all contracts and arrangements between Agnico or one of its Subsidiaries and any other Person are in compliance with such laws, other than such actions which have not had and would not reasonably be expected to, individually or in the aggregate, have a Agnico Material Adverse Effect. Since January 1, 2020, Agnico and its Subsidiaries have maintained policies and procedures applicable to it and their respective directors, officers, employees, agents and representatives in place in respect thereof as are appropriate to prevent and detect violations of laws prohibiting corruption, bribery and money laundering.

5.1-8

(iii)	None of Agnico nor its Subsidiaries, nor any of their directors, officers, employees, agents or representatives has (A) conducted or initiated any review, audit or internal investigation to determine whether, or has concluded that, Agnico or one of its Subsidiaries or any of their respective directors, officers, employees, agents or representatives has violated any Laws prohibiting corruption, bribery or money laundering or committed any wrongdoing thereunder, or (B) made a voluntary, directed or involuntary disclosure to any Governmental Entity responsible for enforcing anti- corruption, anti-bribery and money laundering Laws, in each case with respect to any alleged act or omission arising under or relating to non- compliance with any such Laws, or received any notice, request or citation from any Person alleging non-compliance with any such Laws, other than such actions which have not had and would not reasonably be expected to, individually or in the aggregate, have a Agnico Material Adverse Effect.

(iv)	Agnico and its Subsidiaries have maintained systems of internal controls intended to ensure compliance with the Foreign Corrupt Practices Act of 1977 (United States) or any similar legislation prohibiting corruption, bribery and money laundering.

(p)	Freely Tradeable Shares. The Agnico Share Consideration to be issued pursuant to the Arrangement shall be registered or qualified for distribution, or exempt from or not subject to any requirement for registration or qualification for distribution, under Canadian Securities Laws, U.S. federal securities laws and the state securities Laws of each U.S. state where holders entitled to receive such shares are located. Such securities shall not be “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act, and shall not be subject to any “hold period” resale restrictions under National Instrument 45-102 – Resale of Securities of the Canadian Securities Authorities.

(q)	Investment Canada Act. Agnico is not a non-Canadian within the meaning of the Investment Canada Act (Canada).

5.1-9